UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 14, 2011

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Back to Contents

        Financial, social and environmental performance

Back to Contents

Key figures
2010

		2010	2009	Change

Financial performance
Sales total	DKK million	60,776	51,078	19.0%
Diabetes care	DKK million	45,710	37,502	21.9%
– of which modern insulins	DKK million	26,601	21,471	23.9%
Biopharmaceuticals	DKK million	15,066	13,576	11.0%
Gross profit	DKK million	49,096	40,640	20.8%
Gross margin	% of sales	80.8	79.6
Sales and distribution costs	% of sales	29.9	30.2
Research and development costs	% of sales	15.8	15.4
Administrative expenses	% of sales	5.0	5.4
Operating profit	DKK million	18,891	14,933	26.5%
Net profit	DKK million	14,403	10,768	33.8%
Effective tax rate	%	21.2	23.0
Capital expenditure, net	DKK million	3,308	2,631	25.7%
Return on equity (ROE)%		39.6	31.3
Free cash flow	DKK million	17,013	12,332	38.0%

Long-term financial targets
Operating profit growth	%	26.5	20.7
Operating profit margin	%	31.1	29.2
Return on invested capital (ROIC)%		63.6	47.3
Return on invested capital (ROIC) excl non-recurring impact
from divestment of ZymoGenetics, Inc. in 2010%		62.4	47.3
Cash to earnings (three-year average)%		115.6	111.5

Non-financial performance
Donations	DKK million	84	83	1.2%
Least developed countries where Novo Nordisk
sells insulin according to the differential pricing policy[1]	%	67	73
New patent families (first filings)	Number	62	55	12.7%
Employees (total)	Number	30,483	29,329	3.9%
Employee turnover	%	9.1	8.3
Energy consumption	1,000 GJ	2,234	2,246	(0.5)%
Total waste	Tons	20,565	21,019	(2.2)%

Non-financial targets
Maintain a level of engaging culture of 4.0 or above up to 2014[2]	Scale 1–5	4.3	4.3
Diversity in all 28 senior management teams by 2014[3]	%	54	50
Water consumption: 11% reduction by 2011 compared to 2007%		(37)	(34)
CO2 emissions: 10% reduction by 2014 compared to 2004%		(55)	(31)

Share performance
Diluted earnings per share/ADR	DKK	24.60	17.82	38.0%
Dividend per share (proposed)	DKK	10.00	7.50	33.3%
Closing share price (B shares)	DKK	629	332	89.5%
Market capitalisation (B shares)[4]	DKK billion	292	159	83.7%

1.	Novo Nordisk offers insulin at a price not exceeding 20% of the average western world price to least developed countries as defined by the United Nations.
2.	Based on eVoice, an employee survey using a scale of 1–5, with 5 being the best.
3.	Diverse in gender and nationality.
4.	Novo Nordisk B shares (excluding treasury shares).

See more financial and non-financial highlights and non-financial targets on pp 14–15.

Back to Contents

For nearly 90 years, Novo Nordisk has combined drug discovery with technology to turn science into solutions for people with diabetes. We also provide treatments for people with haemophilia and growth hormone deficiency and for women experiencing the symptoms of menopause. We leverage our expertise with protein molecules, chronic disease management and device technology to provide innovative treatments that make a difference in quality of care.

Novo Nordisk has more than 30,000 employees in 74 countries and markets products in about 180 countries. Our B shares are listed on NASDAQ OMX Copenhagen and our ADRs are listed on the New York Stock Exchange under the symbol NVO. For more information about our company, visit novonordisk.com.

Since 2004, we have reported on financial, social and environmental performance in one integrated report, with both financial and non-financial statements. We report additional information online.1 The most material and business critical information is reported in the annual report. Information for specific stakeholder groups is reported at annualreport2010.novonordisk.com. We value feedback and welcome questions or comments about this report or our performance at annualreport@novonordisk.com.

1	This public filing contains references and links to information posted on the company’s website; such information is not incorporated by reference into the public filing.
2	Our 2010 accomplishments
and results
2	Letter from the Chairman
3	Letter from the CEO
5	Valuing therapeutic innovation
6	Performance in 2010
11	Outlook 2011
12	Managing performance using long-term targets
14	Performance highlights

16	Our business
17	Strategic focus areas
19	Delivering on our strategy
21	Creating long-term value
22	The Novo Nordisk Way
24	Pipeline overview
26	Novo Nordisk at a glance

28	Diabetes care
29	Modern insulin portfolio
31	Victoza®: innovative early treatment
31	Changing Diabetes®
31	Expanding access to care
32	Public awareness and action
34	Prevention and early detection
35	Improvements in diabetes care

36	Biopharmaceuticals
37	Commitment to haemophilia
37	Changing Possibilities in Haemophilia®
38	Expanding access to care
39	Other therapy areas
39	Recruitment for clinical trials

40	Corporate governance,
remuneration and leadership
40	Corporate governance
43	Risk management
46	Remuneration report
50	Board of Directors
53	Executive Management

54	Shares and capital structure

57	Consolidated financial and
non-financial statements 2010
58	Consolidated financial statements
93	Supplementary information
93 Consolidated non-financial statement
100 Summary of financial data 2006–2010 in EUR
101 Quarterly financial figures 2009 and 2010
102	Financial statements of the Parent company
109	Management’s statement
110	Auditor’s reports

112	Additional information
112	Index
113	Our products

Novo Nordisk Annual Report 2010 1

Back to Contents

2010 accomplishments and results

Letter
from the
Chairman

Sten Scheibye
Chairman of the Board of Directors

The world economy was on the mend in 2010. Much of the rebound has been due to strong fiscal stimulus provided by governments, which has put pressure on public budgets, particularly in Europe and the US. This may in due course put further pressure on the already strained healthcare environment in these parts of the world. Economic growth has been maintained in emerging markets, and many of these countries are investing in improved services, including healthcare.

As part of the global response to the recent financial crisis, efforts have been made to improve corporate governance systems and make companies more transparent. In Denmark, new corporate governance recommendations were introduced in early 2010. While Novo Nordisk’s practices are in accordance with the majority of the new recommendations, the company’s remuneration principles have been revised to ensure that long-term management incentives and shareholder interests remain aligned, and these will be presented to the 2011 Annual General Meeting for approval. The proposed remuneration principles include incentive guidelines and introduce claw-back provisions allowing Novo Nordisk to recover variable remuneration paid on the basis of data that is subsequently determined to be misstated.

The Board of Directors oversees the strategic direction of the company, and in this capacity we have approved new long-term financial targets. The business and competitive environment has been quite favourable for Novo Nordisk recently, as have exchange rates, allowing the company to achieve the previous targets in an unusually short time frame.

In recognition of Novo Nordisk’s strong balance sheet, sustainable significant cash flow and the Board’s confidence in the strategic direction and long-term prospects for the business, we have consistently increased the dividend paid over the last five years. During 2010, dividends paid to Novo Nordisk shareholders increased by 25% to 7.50 Danish kroner per share. The proposed dividend for 2011 is up 33% to 10.00 Danish kroner per share. Also in 2010 Novo Nordisk repurchased shares worth 9.5 billion Danish kroner in 2010, helped by the 1.1 billion kroner profit from sale of shares in ZymoGenetics, Inc. In continuation of this, Novo Nordisk intends to buy back 10 billion kroner worth of shares in 2011.

As Novo Nordisk marks its 10th year as a focused pharmaceutical company, the Board would like to express its appreciation of the leadership shown by President and CEO Lars Rebien Sørensen and the Executive Management team. On behalf of the Board, I would also like to thank all Novo Nordisk employees around the world for their contribution to what has been an outstanding year.

Sten Scheibye
Chairman of the Board of Directors

2  Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

Letter
from the
CEO

Lars Rebien Sørensen
President and chief executive officer

Novo Nordisk continued to deliver on our commitment to improve the lives of people with diabetes and other chronic diseases during 2010, with very positive performance for the year.

We achieved the long-term financial targets we set in our 2008 Annual Report with growth in operating profit of 27%. Sales increased by 19% in Danish kroner and 13% measured in local currencies. Our diabetes care sales increased 22% in 2010, while sales of our biopharmaceutical products increased 11%, both measured in kroner.

Uncertainties in early 2010, such as the pending approval of Victoza® and the potential for generic competition to our oral antidiabetic agent Prandin® in the US, made us cautious from the beginning of the year. Victoza® was approved in the US in January 2010 and the launch came off to a very good start, while Prandin® remained uncontested in the US throughout the year. This, combined with our strong business performance, allowed us to exceed our expectations for 2010.

We saw tremendous progress in 2010 in our development pipeline, with positive results from phase 3 trials for our next-generation insulins, Degludec (insulin degludec) and DegludecPlus (insulin degludec/insulin aspart). We also achieved significant milestones related to the development of innovative new treatments for haemophilia, and continued our build-up of a robust pipeline of therapies for chronic inflammatory diseases.

As the global leader in diabetes care, with 51% of the insulin market measured by volume, the success of our core business is linked to innovations and improvements in global diabetes care.

•	Our strong sales growth has been driven by sales of our modern insulins, particularly in North America and our International Operations region, and by Victoza®.
•	Modern insulins accounted for close to 70% of our total insulin sales in 2010. These therapies have the potential to improve glucose control compared with human insulins, lowering the risk of hypoglycemia.
•	Victoza®, our new Glucagon-Like Peptide-1 treatment, which is an analogue of the naturally occurring hormone involved in glucose regulation, has expanded the market for GLP-1 treatment. Victoza® is used for treating type 2 diabetes when oral antidiabetic therapy will no longer suffice, offering another option for managing this progressive disease at early stages.
•	We have continued our efforts to improve access to care throughout the world, donating a portion of income from our net insulin sales to the World Diabetes Foundation and supporting improvements in the ability of healthcare systems to diagnose and treat diabetes.
•	As part of our Changing Diabetes® in Children programme, we established 13 new clinics to improve diagnosis and treatment of children with type 1 diabetes in developing countries.

Our manufacturing organisation reached a very ambitious milestone, increasing productivity to the extent that our cost of goods sold in 2010 fell to less than 20% of the sales volume. As the efficiency

Novo Nordisk Annual Report 2010 3

Back to Contents

2010 accomplishments and results

of our production activities has increased, we have also reduced our environmental impact. We reduced energy and water consumed for production activities during the year and CO2 emissions from energy consumption fell 35% compared with 2009 levels.

Pursuing new ambitions
Ten years ago, when I was first appointed CEO, I went on an educational journey to study what our customers, employees and other stakeholders expected from our company. This led to the establishment of our values-based management system called the Novo Nordisk Way of Management.

I made this journey again in 2010 and was pleased to find that despite having tripled our workforce and sales and becoming a much more global business over the past decade, the values expressed in the Novo Nordisk Way of Management are more ingrained than ever. In the words of our people, we are continuing to manage our business in a responsible and sustainable way, with a focus not only on improving the company’s finances but also on improving our social and environmental performance.

Part of the Novo Nordisk Way of Management framework has been our vision to become the world’s leading diabetes care company. I am proud to report that we have realised this vision and are introducing a new set of milestones reflecting the challenges of the next decade. As part of our 2010 update of what is now called the Novo Nordisk Way, we are now focusing on strengthening our leadership in diabetes and aspiring to change possibilities in haemophilia and other serious chronic conditions where we can make a difference.

What has not changed is our dedication to achieving good business results in a responsible way. Our newly updated values-based management system holds all employees accountable for working in accordance with our principles and provides concise, clear guidance on how we work. The update is the outcome of an extensive, inclusive process involving consultation of employees from all over the world, patient organisations, healthcare providers and other stakeholders.

Preparing for future growth
In 2011, we will work to solidify our leadership in diabetes care and expand into new markets and therapy areas. Our future success will depend on our performance in a number of key areas:

•	We expect to file for regulatory approval of Degludec (insulin degludec) and DegludecPlus (insulin degludec/insulin aspart) this year.

•	We are exploring entry into the obesity market, following the first phase 3 clinical results for liraglutide in obesity, which demonstrated weight loss in people with severe obesity and other co-morbidities.

•	We will initiate phase 3 trials for a fixed combination of Degludec (insulin degludec) and Victoza® which may offer the benefits of both compounds in a fixed, convenient solution.

•	We will initiate the final clinical and regulatory studies for a new recombinant factor VIIa analogue to treat people with haemophilia who have developed inhibitors. This new analogue offers the possibility of forming even stronger clots in less time.

•	We are anticipating a continued successful roll-out of Victoza® worldwide as well as continued market penetration of our portfolio of modern insulins.

•	Finally, we will continue to pursue further productivity improvements throughout our organisation.

Succeeding in these areas requires that we attract, retain and engage the most talented people to support global growth and as well as continuously improving our ability to manage innovation.

I want to thank everyone at Novo Nordisk for their contributions to our success. With the capabilities of our talented employees around the world, I believe 2011 will be yet another successful year for Novo Nordisk, one with significant growth and continued innovation for the benefit of all of our stakeholders.

Lars Rebien Sørensen
President and chief executive officer

4  Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

Valuing therapeutic innovation

Interview with Lars Rebien Sørensen,
Novo Nordisk’s chief executive officer

What are the benefits of therapeutic innovations?
The research-based pharmaceutical industry’s continued efforts to discover new therapeutic offers are intended to benefit patients as well as society. In our field of business, we have seen how treatment of diabetes has improved dramatically since insulin was discovered nearly 90 years ago. Through a combination of incremental development and more radical breakthroughs, significant improvements have been achieved over just one generation, enabling people with diabetes to lead their lives in full and achieve a normal life expectancy.

Improvements have been made possible because products were priced in a way that allows for reinvestment into research in new products. Our modern insulins are now widely available, and the improvements they entail will have a cumulative impact on chronic disease treatment over decades. In our view, innovations will eventually benefit all people with diabetes.

Our diabetes care portfolio today includes human insulins as well as modern insulins, which makes it possible for Novo Nordisk to offer life-saving treatments at affordable prices and continue to improve treatment regimes that meet individual needs. Our goal is to develop the best diabetes care portfolio for healthcare systems in all parts of the world.

What do you consider to be reasonable price levels for new pharmaceutical products?
The price of a new therapeutic treatment reflects the clinical benefit as well as the societal value of the therapeutic innovation, but also takes into account the cost of innovation. If pharmaceutical companies cannot recoup their investments in research and development, the business of pharmaceutical innovation will not be sustainable. And in the long run it would be patients who would pay the price.

To conduct business responsibly, we have to be profitable and provide economically viable solutions. For example, Novo Nordisk’s newest product, Victoza®, was in development for nearly two decades. When planning development projects, we know we must finance larger and more complex trials over longer and longer trial periods before we can hope to receive product approval.

How should innovation be valued?
Ideally, a product would be priced on the basis of an assessment of its benefits in a real world setting. Today, this is not the case. It is difficult to get sufficient information about the relative treatment benefit before a new product is launched. Allowing for conditional pricing when new products are launched would be an option to ensure that the price is right based on clinical utility and benefits to the patients. In such a pricing model, prices for new therapies could be subsequently increased or decreased based on efficacy when compared with other treatment options.

What role does pricing play for Novo Nordisk in terms of ensuring availability of treatment?
When looking at the full impact of diabetes on healthcare budgets, the price of diabetes treatment is a fraction of that. The most costly part of diabetes lies with the late-stage complications that require hospitalisation, costly interventions and leave people incapacitated for longer periods of time. That said, we do recognise that availability and affordability of medicines are preconditions for expanding access to health care. Our premise is that access to essential medicines is a human right, and we acknowledge our responsibility in addressing the barriers for proper diagnosis, treatment and care.

In the world’s poorest countries, as defined by the United Nations, we sell human insulin through our long-standing differential pricing policy, offering products at a price not more than 20% of the average prices in the western world.

In other countries, we market the full Novo Nordisk portfolio of insulins with the goal of reaching the majority of patients with diabetes with a product mix of human and modern insulins and a range of devices to suit the affordability levels of both public and private customers as well as patients who may pay out of pocket.

Why does Novo Nordisk remove products from the market?
We make every effort to ensure that life-saving medicines are available to patients. This year, as several governments in Europe mandated price cuts to address their economic problems, we faced dilemmas between operating profitably and continuing to serve people who rely on our products.

In May 2010, the Greek government announced temporary price cuts of up to 27%. As a consequence, we made a decision to temporarily withdraw some products from the Greek market, but we continued to offer human insulin in vials.

In a situation like this, there is a major dilemma for a company like ours. The proposed price reductions for patented products would not have allowed us to continue running a profitable business in Greece. In the long term, if we cannot maintain profitability, we will be unable to continue to provide and improve treatment for the people who most need it. While pricing issues remain unresolved in Greece, we have been able to continue to offer our broad portfolio of products, including modern insulins, with Penfill® cartridges in the NovoPen® 4 device.

How should governments assess the value of treatment?
We understand the budget constraints governments are facing. Medical costs can be an easy target in times of tough political choices. While there may be short-term savings, the cost to society can be greater over a longer time frame. The cost of treatment is usually a small fraction of overall spending on diabetes care, with most spending allocated to treat serious complications related to inadequate medical care. In the US and Europe, for instance, insulin accounts for 3% of the total costs associated with treating diabetes.

Novo Nordisk Annual Report 2010 5

Back to Contents

2010 accomplishments and results

Performance in 2010

2010 was another successful year for Novo Nordisk with achievement of long-term financial targets set in the 2008 Annual Report, strong sales growth, continued improvement in gross margin and very significant progress in the clinical development pipeline. Following the initial 2009 launch of Victoza®, the first once-daily human GLP-1 analogue, the roll-out has succeeded in expanding the market for GLP-1 treatment.

Sales increased by 19% in Danish kroner and by 13% measured in local currencies. Sales growth was realised in both diabetes care and biopharmaceuticals. Victoza® and modern insulins were the main contributors to growth, with modern insulin sales increasing by 24% (18% in local currencies). NovoSeven® and Norditropin® sales also contributed to the strong sales growth, increasing by 14% (8% in local currencies) and 9% (4% in local currencies) respectively.

Sales growth was realised in all regions. Sales in North America increased by 29% and International Operations by 24% in Danish kroner, and by 22% and 15% respectively in local currencies.

Managing our business according to the Triple Bottom Line business principle helps ensure that decisions are balanced and take a long-term view, with the objective of protecting and enhancing shareholder value while at the same time creating societal value. In addition to strong financial performance, in 2010 we met long-term targets relating to employee engagement and adherence to our values and exceeded long-term targets for reduction of energy and water consumption and CO2 emissions.

Financial performance

Diabetes care
We continue to be the global leader in the diabetes care market with 51% of the total insulin market and 46% of the modern insulin market, both measured by volume. Sales of diabetes care products increased by 22% measured in Danish kroner to DKK 45,710 million and by 16% in local currencies compared with 2009.

Modern insulins, human insulins
and protein-related products
In 2010, sales of modern insulins, human insulins and protein-related products increased by 17% in Danish kroner to DKK 40,642 million and by 11% measured in local currencies compared with 2009, with North America and International Operations having the highest growth rates.

Our portfolio of modern insulins was the main contributor to growth with sales increasing by 24% in Danish kroner to DKK 26,601 million and by 18% in local currencies compared with 2009, reflecting steady organic sales growth globally. All regions realised solid growth rates, with North America accounting for more than half of the growth, followed by International Operations and Europe. Sales of modern insulins now constitute nearly 70% of Novo Nordisk’s insulin sales.

North America
Sales in North America increased by 26% in Danish kroner and by 19% in local currencies in 2010, reflecting a continued solid market penetration of the modern insulins, Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 37% of the modern insulin market, both measured in volume. Currently, around 43% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen®.

Europe
Sales in Europe increased by 4% measured in Danish kroner and by 2% in local currencies in 2010, reflecting continued progress for the portfolio of modern insulins and declining human insulin sales. Novo Nordisk holds 53% of the total insulin market and 51% of the modern insulin market, both measured in volume. Device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales in International Operations increased by 26% in Danish kroner and by 17% in local currencies in 2010. The main contributor to growth was sales of modern insulins, primarily in China. Sales of human insulins continue to add to overall growth in the region, also driven by China. As of 1 January 2011, a fifth Novo Nordisk region, Region China, has been established comprising China, Taiwan and Hong Kong; therefore, these countries are no longer part of ‘International Operations’. In China, Novo Nordisk currently holds 63% of the total insulin market and 70% of the modern insulin market, both measured in volume.

6 Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

Japan & Korea
Sales in Japan & Korea increased by 10% measured in Danish kroner and decreased by 2% in local currencies in 2010. The sales development reflects sales growth for all three modern insulins, Levemir®, NovoRapid® and NovoRapid Mix® 30, offset by a decline in human insulin sales. In a continuously challenging competitive environment, Novo Nordisk now holds 63% of the total insulin market in Japan and 56% of the modern insulin market. Device penetration in Japan remains high with more than 98% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 2,317 million during 2010 reflecting solid market performance in both Europe and the US. The global launch has continued throughout 2010, most recently in Russia, Argentina, Mexico and four countries in the Middle East. The market performance globally has been encouraging in 2010 with Victoza® reaching solid market shares in the GLP-1 segment as well as significantly increasing the GLP-1 class’s share of the total diabetes care market.

NovoNorm®/Prandin®/PrandiMet®
(Oral antidiabetic products)
In 2010, sales of oral antidiabetic products increased by 4% in Danish kroner to DKK 2,751 million and decreased by 1% measured in local currencies compared with 2009. The sales development reflects sales growth in China being offset by lower sales in Europe due to generic competition in several European markets, with the main impact in Germany.

Biopharmaceuticals
In 2010, sales of biopharmaceutical products increased by 11% measured in Danish kroner to DKK 15,066 million and by 5% measured in local currencies compared with 2009.

NovoSeven® (Bleeding disorders therapy)
Sales of NovoSeven® increased by 14% in Danish kroner to DKK 8,030 million and by 8% in local currencies compared with 2009. Sales growth for NovoSeven® was primarily realised in North America, but Japan & Korea and International Operations also contributed to the growth.

Norditropin® (Growth hormone therapy)
Sales of Norditropin® increased by 9% measured in Danish kroner to DKK 4,803 million and by 4% measured in local currencies compared with 2009. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy related products, increased by 6% in Danish kroner to DKK 2,233 million and decreased by 1% measured in local currencies. This development primarily reflects continued sales progress for Vagifem® being partly offset by generic competition to Activella® in the US.

Development in cost
and operating profit
The cost of goods sold was DKK 11,680 million in 2010, reflecting a gross margin of 80.8% compared with 79.6% in 2009. This improvement primarily reflects a favourable product mix impact due to increased sales of modern insulins and Victoza® and a positive 0.4 percentage point currency impact.

In 2010, total non-production-related costs increased by 18% to DKK 30,862 million and by 14% in local currencies compared with 2009.

Sales and distribution costs increased by 18% to DKK 18,195 million, primarily reflecting the launch costs of Victoza® in Europe and the US, as well as a continued expansion of the field sales forces in Europe, Japan, China and the US, and an increase in the provision level for legal cases.

Research and development costs increased by 22% to DKK 9,602 million, primarily reflecting the ongoing phase 3 programme for the company’s next generation of insulins, Degludec[1] (insulin degludec) and DegludecPlus[2] (insulin degludec/insulin aspart).

Licence fees and other operating income constituted DKK 657 million in 2010 compared with DKK 341 million in 2009. This development primarily reflects a sustainable higher level of licence fees as well as non-recurring income of approximately DKK 100 million related to a patent settlement during the first quarter of 2010.

Operating profit in 2010 increased by 27% to DKK 18,891 million compared with 2009. In local currencies the growth was approximately 16%.

1.  Internal designation for insulin degludec.
2.  Internal designation for insulin degludec/insulin aspart.

Novo Nordisk Annual Report 2010 7

Back to Contents

2010 accomplishments and results

Net financials and tax
Net financials showed a net expense of DKK 605 million in 2010 compared with a net expense of DKK 945 million in 2009. For 2010, the foreign exchange result was an expense of DKK 1,341 million compared with an expense of DKK 751 million in 2009. This development reflects losses on foreign exchange hedging, particularly of US dollars due to the appreciation versus Danish kroner in 2010 compared with the exchange rate level prevailing in 2009.

Also included in net financials is the result from associated companies with an income of DKK 1,070 million. In 2009, the result from associated companies was an expense of DKK 55 million. In the fourth quarter of 2010, Novo Nordisk recorded non-recurring income of approximately DKK 1.1 billion from the sale of shares in ZymoGenetics, Inc. as announced on 8 October 2010.

The realised effective tax rate for 2010 was 21.2%. The effective tax rate for 2010 is lowered by a non-recurring effect of approximately 1.5 percentage points from the divestment of Novo Nordisk’s ownership share of ZymoGenetics, Inc., the income from which is exempt from tax charges under applicable Danish tax laws.

Capital expenditure
and free cash flow
Net capital expenditure for property, plant and equipment for 2010 was DKK 3.3 billion compared with DKK 2.6 billion in 2009. The main investment projects in 2010 were the insulin filling plant in Tianjin, China, and new device manufacturing lines in Denmark.

Free cash flow for 2010 was DKK 17.0 billion compared with DKK 12.3 billion in 2009. The higher cash flow is driven by higher operating profit and the non-recurring proceeds from the divestment of ZymoGenetics, Inc.

Equity
Total equity was DKK 36,965 million at the end of 2010, equivalent to 60% of total assets, compared with 65% at the end of 2009.

Treasury shares and 2010
share repurchase programme
During 2010 Novo Nordisk repurchased 19,534,528 shares at an average price of DKK 486 per share, equivalent to a cash value of DKK 9.5 billion. Novo Nordisk thereby concluded the previously announced 2010 share repurchase programme.

Employee share programmes in 2010
Employees in Denmark have participated in two general employee share programmes in 2010. Approximately 8,000 employees have purchased 262,000 shares under a share save programme. The shares were purchased at a price of DKK 583.16. There are no costs to the company for this programme. Approximately 11,000 employees have purchased 567,000 shares at a price of DKK 275. The costs of this programme, DKK 192 million, were fully expensed in 2010.

Furthermore, approximately 15,000 international employees have been awarded approximately 273,000 stock options in 2010, and the cost of these, DKK 150 million, will be amortised over a 3-year vesting period.

Holding of treasury shares
and reduction of share capital
As per 1 February 2011, Novo Nordisk A/S and its wholly owned affiliates owned 28,206,755 of its own B shares, corresponding to 4.7% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors at the Annual General Meeting in 2011 will propose a reduction in the B share capital from DKK 492,512,800 to DKK 472,512,800 by cancelling 20,000,000 B shares of DKK 1 from the company’s own holding of B shares at a nominal value of DKK 20,000,000, equivalent to 3.3% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 580,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 472,512,800.

Proposed dividend and 2011
share repurchase programme
At the Annual General Meeting on 23 March 2011, the Board of Directors will propose a 33% increase in dividend to DKK 10.00 per share of DKK 1, corresponding to a pay-out ratio of 39.6%, compared with 40.9% for the financial year 2009. Adjusting for the effect of the ZymoGenetics, Inc. share divestment, where the increased cash flow was returned to shareholders via an expansion of the 2010 share repurchase programme, the pay-out ratio is 42.8%. No dividend will be paid on the company’s holding of treasury shares.

The Board of Directors has approved a new DKK 10 billion share repurchase programme to be executed during 2011. Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission’s Regulation No. 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose Novo Nordisk has appointed J.P. Morgan Securities Ltd. as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company’s share capital. Under the agreement, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2.0

8 Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

billion during the trading period starting 2 February and ending on 26 April 2011. A maximum of 155,151 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of January 2011, and a maximum of 8,843,607 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Non-financial
performance

The company’s long-term non-financial targets support efforts to maximise positive social impact by improving access to and quality of care, attracting and retaining employees and effectively managing resources to minimise environmental impacts. Adoption of our long-established differential pricing policy, a measure of our progress to expand access to diabetes care, continued. During 2010, we met non-financial targets related to employee engagement and adherence to the Novo Nordisk Way and made progress towards the target of diversity in all senior management teams. Performance on environmental dimensions improved and we successfully exceeded targets for reduction of energy consumption, water con sumption and CO2 emissions.

Social
We actively manage three dimensions of social performance: improving care for people whose healthcare needs we serve; developing our employees and ensuring a healthy and safe work environment; and making a positive contribution to the communities in which we operate.

Patients
Clinical trials
The number of people participating in Novo Nordisk’s clinical trials increased by 74% in 2010. Due to the phase 3 trials for Degludec and DegludecPlus, which involve more than 9,000 people, 19,361 people participated in Novo Nordisk’s clinical trials in 2010, compared with 11,130 in 2009.

Access to care
Novo Nordisk’s long-term efforts to expand access to care and treatment include the establishment of the World Diabetes Foundation in 2001. In 2010, the company donated DKK 69 million to the foundation, which supports sustainable initiatives to build healthcare capacity to prevent and treat diabetes in developing countries. This donation, equivalent to 0.18% of net insulin sales for the year, was in accordance with obligations previously agreed to by the company’s shareholders.

Novo Nordisk also supports the Novo Nordisk Haemophilia Foundation, established in 2005. In 2010, we donated DKK 15 million. For more information on the foundations, see pp 32 and 38.

Pricing
Purchases through Novo Nordisk’s long-established differential pricing policy for insulin sales in least developed countries increased by 30% by volume compared to 2009. Our goal is for our differential pricing policy to be accepted in all least developed countries. We sold human insulin at or below the policy price, not to exceed

20% of the average prices in the western world, in 67% or 33 of 49 least developed countries during 2010.

Capacity building
Developing healthcare infrastructure to improve the ability to diagnose and treat diabetes is key to achieving sustainable improvements in access to care and personal health. Over the years, our investments in training and education of healthcare professionals have been significantly scaled up. Since 2002, a total of 1.2 million healthcare professionals worldwide have attended training pro grammes conducted or sponsored by Novo Nordisk. During 2010, we also reached out to nearly 500,000 people with diabetes, providing training on how to manage their condition.

In addition to enrolling about 800 children with type 1 diabetes in our Changing Diabetes® in Children programme during 2010, taking the total to more than 1,300, we trained about 100 health-care providers and established 13 clinics. The programme supports diagnosis and treatment of children in developing countries, par ti cularly in sub-Saharan Africa.

Employees
Our global growth continued as projected, with new employees primarily added in International Operations and North America. At the end of 2010, the total number of employees was 30,483, which corresponds to 30,014 full-time positions. The total number of employees increased by 4%. In the same period, employee turnover increased from 8.3% to 9.1%.

Engagement
The ability to manage global growth and stimulate productivity and innovation is tracked through a set of engagement scores from our annual employee survey, eVoice. In 2010, the consolidated engagement score (on a scale of 1 to 5, with 5 being the best score) was 4.3, which was consistent with 2009. Annual scores have con sistently met our target of 4.0 or above since 2006.

Diversity
We believe diverse management teams and people with different perspectives are best suited to drive performance and foster innovative thinking. Our ambition is that by 2014 all senior management teams will include employees of both genders and different nationalities.

At the end of 2010, diversity in terms of gender and nationality was reflected in 54% of the 28 senior management teams, compared with 50% at the end of 2009. While we have chosen to report on our progress annually, changing our organisational culture is a long-term objective that involves training and mentoring, talent management and succession planning.

Novo Nordisk Annual Report 2010 9

Back to Contents

2010 accomplishments and results

As a large employer in Denmark, Novo Nordisk has subscribed to the Ministry of Equality's recommendations for more women on supervisory boards. The company is thus committed to targeted efforts to develop and recruit female managers.

Health and safety
The frequency of occupational injuries increased to 4.9 per million working hours in 2010, compared with 4.3 per million working hours in the previous year.

Assurance
Quality
As sales and production output have increased, quality levels, measured in terms of inspection findings, have been maintained. In 2010, 105 inspections of Novo Nordisk’s production facilities were concluded with no re-inspections or warning letters.

In 2010, Novo Nordisk had four instances of product recalls from the market, compared with two recalls in 2009. Recalls during 2010 were for Norditropin NordiFlex® 15 mg (Switzerland), Mixtard® 30 InnoLet® 100 IU/ml (several countries), and two separate recalls of our emergency kit for treating severe hypoglycaemia, GlucaGen® Hypokit (Canada, New Zealand and Denmark). We cooperated with local health authorities to ensure appropriate information was pro vided to pharmacies, medical practitioners and patients.

Values
The Novo Nordisk Way, our values-based approach to management, outlines expectations for employee behaviour, and adherence to the corporate values is audited as part of our ongoing internal assurance process. Values audits, called facilitations, are conducted by our global facilitator team, consisting of senior people with deep understanding of our business and the business environment.

From 1 October 2009 to 30 September 2010, 58 facilitations were conducted at unit level, covering more than 12,000 employees. More than 2,800 employees were interviewed to determine how corporate values are being complied with throughout the organisation. To maintain a high level of compliance, 225 findings were issued during the 2010 facilitation year.

Business ethics
As we grow, adding close to 4,000 new employees annually, ongoing training helps ensure that all new employees understand their responsibilities and the company’s values-based management system. Training programmes are developed to address emerging trends, such as changes in the regulatory environment. Annual business ethics training is required for all employees throughout the company. In total, 98% completed the required training in 2010.

Business ethics audits are conducted using a risk-based approach, with on-site interviews and documentation reviews to assess compliance with Novo Nordisk’s business ethics procedures. During 2010, 35 business ethics audits were conducted and 200 findings were issued and agreed with local management.

Our employees have an obligation to report any instances of suspected misconduct. This obligation can be met by reporting to a manager or company legal counsel. Novo Nordisk also provides the option to report suspected business ethics misconduct anonymously through a compliance hotline monitored by the Audit Committee. During 2010, 15 cases of suspected business ethics misconduct were reported through the compliance hotline. These have been investigated and three of them have been substantiated and have been determined to have no material impact for Novo Nordisk. Consequences for employees involved in substantiated cases ranged from counselling and training to written warnings and have been determined to have no material impact for Novo Nordisk.

Supplier audits
To ensure product quality and manage potential risks in our supply chain, we conduct both quality and responsible sourcing audits. In 2010, a total of 192 audits were conducted, compared with 196 in 2009. These audits resulted in 539 non-conformities. Follow-up actions for these are being performed according to Novo Nordisk procedures.

Environment
Performance on environmental dimensions improved and we successfully exceeded long-term targets for reduction of energy consumption, water consumption and CO2 emissions

Water and energy consumption for production decreased in 2010 by 37% and 20% respectively compared with the 2007 baseline. These reductions surpassed the long-term targets of 11% reductions in both areas by 2011 compared to 2007. Consumption decreases were mainly due to optimisations in insulin bulk production in Denmark. Energy and water-saving projects at many other sites also contributed.

The total volume of waste decreased 2% to 20,565 tons in 2010 from 21,019 tons in 2009, while the percentage of recycled waste remained stable at 50%. The decrease in waste was primarily due to a 12% reduction in hazardous waste disposal.

While sales and production increased in 2010, CO2 emissions related to production fell by 35% compared with 2009 levels. This was due to the full conversion to renewable power supplies for Danish operations, including energy-intensive insulin production, and increased energy efficiency in all production facilities globally.

10 Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

Outlook 2011

The current expectations for 2011 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 2 February 2011

Sales growth
• in local currencies	8–10%
• as reported	Around 1.5 percentage points lower

Operating profit growth
• in local currencies	Around 15%
• as reported	Around 2.5 percentage points lower
Net financials	Expense of around DKK 100 million
Effective tax rate	Around 23%
Capital expenditure	Around DKK 3.5 billion
Depreciation, amortisation and impairment losses	Around DKK 2.7 billion
Free cash flow	More than DKK 16 billion

Novo Nordisk expects sales growth in 2011 of 8–10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key products, as well as expectations of continued intense competition, generic competition to oral antidiabetic products, and an impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported sales growth is expected to be around 1.5 percentage points lower than growth measured in local currencies.

For 2011, growth in operating profit is expected to be around 15% measured in local currencies. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is expected to be 2.5 percentage points lower than growth measured in local currencies.

For 2011, Novo Nordisk expects a net financial expense of around DKK 100 million. The current expectation reflects that the impact of currency hedging contracts is approximately neutral.

The effective tax rate for 2011 is expected to be around 23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2011, primarily related to investments in the new insulin formulation and filling plant in China and a new prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are around DKK 2.7 billion whereas free cash flow is expected to be more than DKK 16 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2011 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remainder of 2011.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below:

Key	Annual impact on Novo Nordisk’s	Hedging
invoicing	operating profit of a 5%	period
currency	movement in currency	(months)

USD	DKK 620 million	15
JPY	DKK 155 million	13
CNY	DKK 120 million	12*
GBP	DKK 85 million	10
* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and Form 20-F, both expected to be filed with the SEC in February 2011, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto
•	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Performance in 2010’, ‘Outlook 2011’, ‘Managing performance using long-term targets’ ‘Strategic focus areas’ and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors on pp 43–45.

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Novo Nordisk Annual Report 2010 11

Back to Contents

2010 accomplishments and results

Managing performance using long-term targets

Interview with Jesper Brandgaard,
Novo Nordisk’s chief financial officer

How does Novo Nordisk use long-term
financial targets to manage the business?
The long-term financial targets are set based on a continuation of the current organic growth strategy and the current scope of activities. The targets help management establish a balance between growing the business profitably in the near term while ensuring we are able to make investments to support long-term growth. When Novo Nordisk sets long-term targets, we have a clearly defined ambition and a plan to achieve them.

Every year, interim targets for the long-term targets are included in the company’s Balanced Scorecard and cascaded to relevant parts of the business. The interim targets are set based on prior-year performance, the prevailing currency and competitive environment.

It is also important that our activities result in cash generation, a portion of which can be returned to shareholders as dividends.

How long has Novo Nordisk used long-term financial targets?
Financial targets, including the 15% growth target for operating profit, were introduced in 1996. The growth target for operating profit has been viewed as the cornerstone financial target from the beginning. In 1996, the target for free cash flow was ‘only’ to have positive cash flow, reflecting how investment-intensive the business was at that point in time.

The first long-term targets for Novo Nordisk in its current structure were announced in 2001. Despite a very tough year in 2002, including a profit warning and the termination of clinical development of a key late-stage project, we achieved the targets in 2005 and announced new targets. At that time, it was clear that the growth rate of the overall pharmaceutical industry was declining. We decided to retain our growth target for operating profit, which has been viewed as increasingly ambitious over time.

What are the key contributors to the company’s
strong performance against financial targets?
Over the past five years, two things have had a substantial impact on our financial performance. First, there has been a very steady positive development in our overall production economy. By producing more in existing facilities without expanding capacity, we have been able to reduce costs and defer investments, which has also helped to improve our cash flows.

Second, Novo Nordisk has been especially successful in the US over the past five years. Due to trading and rebate conditions, funding requirements for growing our US business are lower than in many other countries. By contrast, in many parts of the world, accounts receivable from wholesalers may take up to three months to be paid. The lower level of invested capital required for expanding our business in the US has had a positive effect on the company’s overall return on invested capital.

How is Novo Nordisk changing
its long-term financial targets?
The company’s 15% growth in operating profit target has become ever more ambitious in the current pharmaceutical environment. We believe that continuing to pursue this very challenging target shows that Novo Nordisk is striving to be among the best in the industry.

The target level for operating margin has been increased from 30% to 35%. The increase reflects our expectation of continued improvement in efficiencies from our manufacturing facilities around the world and longer-term in the productivity of our global sales force, which is approaching critical mass in terms of scale in many countries. Over the last 10 years, we have also made significant improvements in the ratio of our administration costs to sales, from 8% in 2001 to 5% today, and this will continue with a smaller relative improvement. It should be noted that the achievement of the operating margin target may be influenced by significant changes in market conditions, including regulatory developments, changes in pricing environment, healthcare reforms and exchange rate movements.

The four targets provide a guide to the level of growth, profitability and return to which we aspire.

The target level for return on invested capital measured post tax has been increased from 50% to 70%. The raised target reflects the expectation of continued lower growth in invested capital relative to operating profit as well as a stable effective tax rate. In setting the new target level Novo Nordisk has assumed that the proposed accounting rules regarding treatment of operating leases will be implemented. It is currently anticipated that the introduction of this new accounting standard will have a negative effect on return on invested capital by approximately 10 percentage points.

The target level for the cash-to-earnings ratio has been increased from 80% to 90%, reflecting a sustained lower tangible investment level and an improved cash conversion ability. As previously, this target will be pursued looking at the average over a three-year period.

What is the time frame for the targets?
We establish long-term targets with the ambition of achievement in a 4–5-year time horizon. If the business environment and competitive environment turn out to be favourable, then we may achieve targets earlier. That has been the case recently; currencies and the competitive environment have been more favourable than we envisioned in 2008. But the opposite may also happen, leading to delays in achieving the targets.

12 Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

Are Novo Nordisk’s targets ambitious?
When we set targets in our 2008 Annual Report, they certainly felt ambitious. For instance, we increased our long-term target for return on invested capital by quite a bit in 2008, from 30% to 50%.

It might appear, based on recent performance, that the current cash-to-earnings target is somewhat conservative. If you look at our history of working with this target, which is measured on a three-year rolling average, we initially struggled to meet it because of our heavy investments in insulin production. It is also a target that, in a single year, may be very sensitive to external factors beyond Novo Nordisk's control.

How do the company’s long-term financial
targets tie to the Novo Nordisk Way?
We believe that the only way we can run a sustainable business is to generate strong results on multiple dimensions. Growing our business profitably and delivering competitive results is the basis of our ability to help patients live better lives, offer an attractive return to our shareholders and serve all of our stakeholders.

What are the uncertainties in achieving the new targets?
Exchange rates are always an unknown variable for a global business. Regulatory approval of development projects, particularly Degludec and DegludecPlus, is critical to achieving our ambitious targets. Price pressures from healthcare reforms in many parts of the world will also have an impact, notably in Europe, some emerging markets and the US. The full effect of the implementation of the US healthcare reform will only become apparent over the next few years. We expect competition to increase, and this includes biosimilar competition to our existing products, and this could have an impact.

I would also like to stress that the long-term targets are set given the current scope of activities. If strategic opportunities arise that require us to act, it could impact our ability to meet the targets. Should this situation materialise, we may have to adjust the targets. The long-term targets should not prevent Novo Nordisk from pursuing initiatives which will improve our long-term competitive situation.

Results compared with
long-term financial targets

Ratio	New target

Growth in operating profit	15%
Operating margin	35%
Return on invested capital (ROIC)	70%
Cash to earnings (three-year average)	90%

Novo Nordisk Annual Report 2010 13

Back to Contents

2010 accomplishments and results

Performance highlights

DKK million	2006		2007		2008		2009	2010	2009–2010

Sales									Change
Modern insulin (insulin analogues)	10,825		14,008		17,317		21,471	26,601	23.9%
Human insulin	13,451		12,572		11,804		11,315	11,827	4.5%
Victoza®	–		–		–		87	2,317	N/A
Protein-related products	1,606		1,749		1,844		1,977	2,214	12.0%
Oral antidiabetic products (OAD)	1,984		2,149		2,391		2,652	2,751	3.7%

Diabetes care total	27,866		30,478		33,356		37,502	45,710	21.9%
NovoSeven®	5,635		5,865		6,396		7,072	8,030	13.5%
Norditropin®	3,309		3,511		3,865		4,401	4,803	9.1%
Hormone replacement therapy	1,607		1,668		1,612		1,744	1,892	8.5%
Other products	326		309		324		359	341	(5.0%	)

Biopharmaceuticals total	10,877		11,353		12,197		13,576	15,066	11.0%

Total sales by business segment	38,743		41,831		45,553		51,078	60,776	19.0%

North America	12,280		13,746		15,154		18,279	23,609	29.2%
Europe	15,300		16,350		17,219		17,540	18,664	6.4%
International Operations[1]	7,156		7,892		8,984		10,371	12,843	23.8%
– of which Region China	1,546		2,022		2,631		3,536	4,508	27.5%
Japan & Korea[1]	4,007		3,843		4,196		4,888	5,660	15.8%

Total sales by geographical segment	38,743		41,831		45,553		51,078	60,776	19.0%

Increase in local currencies	16%		13%		12%		11%	13%
Currency effect (local currency impact)	(1%	)	(5%	)	(3%	)	1%	6%

Total sales increase as reported	15%		8%		9%		12%	19%

Financial performance
Depreciation, amortisation and impairment losses	2,142		3,007		2,442		2,551	2,467	(3.3%	)
Operating profit	9,119		8,942		12,373		14,933	18,891	26.5%
Net financials	45		2,029		322		(945)	(605)	(36.0%	)
Profit before income taxes	9,164		10,971		12,695		13,988	18,286	30.7%
Net profit	6,452		8,522		9,645		10,768	14,403	33.8%

Total assets	44,692		47,731		50,603		54,742	61,402	12.2%
Equity	30,122		32,182		32,979		35,734	36,965	3.4%

Capital expenditure, net	2,787		2,268		1,754		2,631	3,308	25.7%
Free cash flow[2]	4,707		9,012		11,015		12,332	17,013	38.0%

Financial ratios
Percentage of sales
Sales outside Denmark	99.2%		99.2%		99.2%		99.2%	99.4%
Sales and distribution costs	30.0%		29.6%		28.2%		30.2%	29.9%
Research and development costs	16.3%		20.4%		17.2%		15.4%	15.8%
Administrative expenses	6.2%		6.0%		5.8%		5.4%	5.0%

Gross margin[2]	75.3%		76.6%		77.8%		79.6%	80.8%
Net profit margin[2]	16.7%		20.4%		21.2%		21.1%	23.7%
Effective tax rate[2]	29.6%		22.3%		24.0%		23.0%	21.2%
Equity ratio[2]	67.4%		67.4%		65.2%		65.3%	60.2%
Return on equity (ROE)[2]	22.3%		27.4%		29.6%		31.3%	39.6%
Payout ratio[2]	34.4%		32.8%		37.8%		40.9%	39.6%
Payout ratio excl non-recurring events[3]	34.4%		34.9%		36.6%		40.9%	42.8%

									Long-term
Ratios for long-term financial targets									financial targets[4]
Operating profit margin[2]	23.5%		21.4%		27.2%		29.2%	31.1%	35%
Operating profit growth	12.7%		(1.9%)		38.4%		20.7%	26.5%	15%
Return on invested capital (ROIC)[2]	25.8%		27.2%		37.4%		47.3%	63.6%	70%
Return on invested capital (ROIC)
excl non-recurring events[3]	25.8%		29.9%		38.4%		47.3%	62.4%
Cash to earnings[2]	73.0%		105.7%		114.2%		114.5%	118.1%
Cash to earnings, three-year average	80.2%		87.0%		97.6%		111.5%	115.6%	90%

Share ratios
Basic earnings per share/ADR in DKK[2]	10.05		13.49		15.66		17.97	24.81
Diluted earnings per share/ADR in DKK[2]	10.00		13.39		15.54		17.82	24.60
Dividend per share in DKK	3.50		4.50		6.00		7.50	10.00
Total dividend	2,221		2,795		3,650		4,400	5,700

14 Novo Nordisk Annual Report 2010

Back to Contents

2010 accomplishments and results

	2006	2007	2008	2009	2010	2009–2010

Social performance						Change
Patients:
Donations to the World Diabetes Foundation (DKK million)	62	65	68	68	69	1.5%
Donations to the Novo Nordisk Haemophilia
Foundation (DKK million)	15	11	10	15	15	0%
Healthcare professionals trained or educated in
diabetes (1,000) (accumulated)	297	336	380	805	1,178
People with diabetes trained (1,000)	–	–	–	416	494	18.8%

New patent families (first filings)	149	116	71	55	62	12.7%

Employees:
Employees (total)	23.613	26.008	27.068	29.329	30.483	3.9%
Employee turnover (%)	10.0	11.6	12.1	8.3	9.1

Internal assurance and monitoring:
Employees trained in business ethics (%)	–	–	–	–	98

						Long-term
Ratios for social performance						social targets
LDCs where Novo Nordisk sells insulin
according to the differential pricing policy (%)[5]	68	72	64	73	67	100%

Engaging culture (employee
engagement) on a scale of 1–5[6]	4.0	4.1	4.2	4.3	4.3	4.0 or above

Diverse senior management teams (%)[7]	–	–	43	50	54	100%

Company reputation with external key						Improve
stakeholders (on a scale of 0–100)[8]	73.8	74.0	72.4	76.3	76.1	(or maintain)

Warning letters and reinspections	0	0	0	0	0	0

Fulfilment of action points from facilitations
of the Novo Nordisk Way (%) of Management	88	91	92	93	93	80% or above

Environmental performance						Change
Inputs:
Energy consumption (1,000 GJ)	2,712	2,784	2,533	2,246	2,234	(0.5)%
Water consumption (1,000 m3)	2,995	3,231	2,684	2,149	2,047	(4.7)%

Outputs:
CO2 emissions from energy consumption (1,000 tons)	229	236	215	146	95	(34.9)%
Wastewater (1,000 m3)	2,583	2,764	2,542	2,062	1,935	(6.2)%
Waste (tons)	24,165	17,576	20,346	21,019	20,565	(2.2)%

						Long-term
Ratios for environmental performance						environmental targets
Energy consumption
(change compared to 2007 in %)	–	–	(9)	(19)	(20)	11% reduction
Water consumption
(change compared to 2007 in %)	–	–	(17)	(34)	(37)	11% reduction
CO2 emissions from energy consumption
(change compared to 2004 in %)	9	12	2	(31)	(55)	10% reduction

1.	As of 1 January 2010 Korea joined Japan to form Region Japan & Korea, while Australia and New Zealand became part of Region International Operations. The historical figures for 2006–2009 have been restated and are comparable to the 2010 regional setup.
2.	For definitions, please refer to p 92.
3.	Impact of ZymoGenetics, Inc. share divestment, discontinuation of all pulmonary diabetes projects and impact of DAKO A/S share divestment.
4.	The long-term financial targets were updated in February 2011. Please refer to pp 12–13.
5.	Least developed countries, as defined by the UN, where Novo Nordisk sells insulin at or below 20% of the average prices for insulin in the western world.
6.	Based on eVoice, an employee survey using a scale of 1–5, with 5 being the best score.
7.	Diverse in terms of gender and nationality.
8.	Company reputation is measured by an independent external consultancy firm using a scale of 0–100, with 100 being the best score.

Novo Nordisk Annual Report 2010 15

Back to Contents

Our business

"Health and exercise go hand in hand. I wouldn't normally have known so much about it if I didn't have diabetes."

Jonathan Childsworth

Jonathan Childsworth of Cape Town, South Africa, was diagnosed with type 1 diabetes at the age of 14. Today, at 22, he works as a personal trainer, helping other people with diabetes achieve their health goals.

16 Novo Nordisk Annual Report 2010

Back to Contents

Our business

Our business

Novo Nordisk is a focused healthcare company specialising in therapeutic proteins, providing life-saving treatments for people with diabetes and rare bleeding disorders. We also offer treatment for growth hormone deficiency, as well as low-dose hormone replacement therapy products. Finally, we carry out development projects targeting treatment of inflammation and obesity.

Offering treatment for unmet medical needs and improving care for people with chronic disease is what drives our ambition and determines our strategic focus. We seek to leverage our core strengths in protein engineering and chronic disease treatment in areas where we see potential for global market leadership.

We aim to grow our business in ways that are both responsible and sustainable, managing in accordance with the Novo Nordisk Way and the Triple Bottom Line principle. To achieve long-term success we must:

•	continue to develop and provide innovative treatments and delivery devices

•	adapt our business to changes in societies as well as in healthcare systems

•	maintain leadership and expand into new markets

•	continue to pursue production efficiencies

•	recruit, develop and retain talented people to support global growth.

Strategic focus areas

One of the key differentiators for Novo Nordisk compared with other pharmaceutical companies is that our business is primarily focused on protein engineering, expression and formulation supported by innovative devices that improve treatment convenience and accuracy. Novo Nordisk is at the forefront of innovation in protein expression in yeast, which is used for insulins and GLP-1, E. coli, which are used for growth hormone, as well as mammalian cells, which are used for NovoSeven®.

One of the key differentiators for Novo Nordisk is that our business is primarily focused on protein engineering, expression and formulation.

Diabetes care: expand leadership

Beginning with the first patients our company treated with insulin in the 1920s, we have been dedicated to continuously improving the safety, efficacy and convenience of diabetes treatment. Today, as the only company with a full portfolio of human and modern insulins, we are uniquely positioned to address the issues at the core of the diabetes pandemic: insulin deficiency and the complexities of treating it. For those millions of people who must live with diabetes, our goal is to offer individualised treatment options so that they can lead their lives in full.

Novo Nordisk’s corporate strategy

Novo Nordisk Annual Report 2010 17

Back to Contents

Our business

While there is not yet a cure for diabetes or a means of reversing diabetes progression, we are conducting research in cooperation with leading academic centres to tackle the roots of the condition. Through two key projects at our Hagedorn Research Institute for applied research involving stem cell biology and beta cell regeneration, we are making progress towards preventing and ultimately curing diabetes. Hagedorn is a fully integrated part of Novo Nordisk and a market-leading incubator for innovation to change diabetes treatment. In 2010, we instituted a new funding model at Hagedorn to support efforts to identify new biological-based targets that could qualify to enter Novo Nordisk’s diabetes pipeline. We are striving to develop treatments for the full span of a person’s life that are as convenient and safe as possible.

We continue to invest in the expansion of insulin innovation leadership with research activities aimed at continuous improvement for all types of insulin. Our leadership position within diabetes care is bolstered by the fact that we are the only company with two next-generation insulins, Degludec and DegludecPlus, in late-stage clinical development. Degludec and DegludecPlus are engineered to be ultra-long acting. Phase 3 results are reported on p 30.

Treatment convenience is what most people with diabetes give highest priority in order to effectively manage their condition. We hope to be able to radically change insulin delivery, offering tablets in addition to injectable treatments. The development of oral formulations for both insulin and GLP-1 is still at an early stage and many technological challenges remain. Our current work involves searching for the most suitable compounds and the best method of oral delivery, one that will ensure that the active ingredients are not destroyed or degraded in the gastrointestinal tract and move through the gut to exert therapeutic effect on blood glucose.

We are also developing a faster-acting bolus insulin to be taken at mealtimes. Our faster-acting insulin aspart entered phase 1 development in 2010.

Building a GLP-1 portfolio
With the successful launch of Victoza® (liraglutide), our once-daily Glucagon-Like Peptide-1 (GLP-1) analogue, we have a strong product offering for the earlier stages of type 2 diabetes, before insulin is needed, expanding our diabetes product range and potential market.

Over the past 25 years, we have built a portfolio of modern insulin products covering the full spectrum of treatment needs for insulin. We are now building a GLP-1 portfolio, developing oral and GLP-1/ insulin combination treatments and researching the combination of GLP-1 with insulin, with the intention to provide an even broader range of treatment options.

Our GLP-1 pipeline includes oral GLP-1 and a fixed combination of Victoza® with Degludec, which may offer the benefits of both compounds in a fixed convenient solution.

Obesity: establish a presence
Obesity is known to be a major risk factor in developing type 2 diabetes, cardiovascular disease and a range of other life-threatening diseases. Obesity has been estimated to account for 60–90% of new cases of type 2 diabetes.[1] Liraglutide has shown the potential – in clinical studies of people with diabetes and of obese people without diabetes – to reduce food intake and control weight. We have therefore chosen to explore this as a potential new way to treat obesity.

Receiving regulatory approval for antiobesity medications remains a major challenge. Several compounds targeting obesity have recently failed to obtain regulatory approval due to limited efficacy outweighed by side effects. However, given the initial results seen in randomised controlled trials with liraglutide, we believe the compound can offer significant benefit for people challenged with weight issues.

Given the initial results seen in randomised controlled trials with liraglutide, we believe the compound can offer significant benefit for people challenged with weight issues.

Haemophilia: expand portfolio

We have a solid position in the treatment of haemophilia with inhibitors due to the success of NovoSeven®, which remains the leading recombinant bypassing agent available for these patients. We are also working to develop two potential successors to NovoSeven®, a long-acting recombinant factor VIIa derivative and a fast-acting recombinant factor VIIa analogue, both in clinical development.

Our long-term ambition is to develop more convenient treatment and safe options for all people with rare bleeding disorders. We are therefore leveraging our core protein capabilities to develop recombinant and long-acting factor VIII and IX compounds for the treatment of haemophilia A and B respectively. The primary focus in haemophilia treatment is to prevent bleeds and subsequently reduce damage to joints.

Strategies for other biopharmaceutical business areas
As the global market leader by value in growth hormone therapy, Novo Nordisk’s strategy is to provide innovative, simple, convenient products and devices as well as a full range of service offerings for physicians and patients in markets where services can be delivered. We are also seeking approval for additional uses of Norditropin®, which is still the only liquid, room-temperature-stable growth hormone product in a prefilled pen device. During 2010, we launched a new prefilled, ergonomic Norditropin® FlexPro® auto-injector pen device in some markets.

The overall strategy for our hormone replacement business is to focus on ultra-low-dose offerings, with a particular focus on Vagifem® 10 µg, which was launched in 2010.

The development of an inflammation franchise is a long-term investment to create growth opportunities. Chronic autoimmune inflammation is a disease area where our core competences in protein molecules and chronic disease care can be leveraged. In the core disease areas of rheumatoid arthritis, psoriatic arthritis and inflammatory bowel diseases, clinical use of first-generation protein-based biologic agents that modify overactive immune response have been shown to offer significant benefit to patients. However, in each of these disease areas, there are also significant

18 Novo Nordisk Annual Report 2010

Back to Contents

Our business

numbers of patients who do not adequately respond to current treatments, so there is an opportunity for new treatments to address these unmet medical needs.

In order to successfully build a presence in this treatment area, we are investing in early-stage research with the hope of finding the underlying causes of inflammatory conditions and developing new treatments for these conditions, particularly for patients who are unresponsive to current treatments. Our research and development centres in the US, China and Denmark are successfully recruiting talent and medical teams are being established to support pipeline progression.

Device innovation
Novo Nordisk produces the world’s most widely used prefilled and durable insulin pen devices. Striving to continuously improve chronic disease therapy, we have designed these devices to improve dose accuracy, convenience and general user-friendliness.2,3 The same technologies are used for modern insulins and Norditropin®.

Our research and development priorities for device innovation are guided by customer insight studies. The ultimate goal is convenient and simple device technology that supports treatment compliance, with positive implications for patients’ health.4,5 Our devices also positively differentiate our products from competitor products.

1.	Kasuga. J Clin Invest. 2006;116:1756–1760.
2.	Asakura T, Seino H, Nakano R, et al. A comparison of the handling and accuracy of syringe and vial versus prefilled insulin pen (FlexPen®). Diabetes Technol Ther. Oct 2009;11(10):657–661.
3.	Korytkowski M, Bell D, Jacobsen C, Suwannasari R. A multicenter, randomized, open-label, comparative, two-period crossover trial of preference, efficacy, and safety profiles of a prefilled, disposable pen and conventional vial/syringe for insulin injection in patients with type 1 or 2 diabetes mellitus. Clin Ther. 2003 Nov;25(11):2836–48.
4.	Korytkowski M, Bell D, Jacobsen C, Suwannasari R. A multicenter, randomized, open-label, comparative, two-period crossover trial of preference, efficacy, and safety profiles of a prefilled, disposable pen and conventional vial/syringe for insulin injection in patients with type 1 or 2 diabetes mellitus. Clin Ther. 2003 Nov;25(11):2836–48.
5.	Graff MR, McClanahan MA. Assessment by patients with diabetes mellitus of two insulin pen delivery systems versus a vial and syringe. Clin Ther. 1998 May–Jun;20(3):486–96.

Delivering on
our strategy

We believe that the current functional organisational structure, governance set-up, resources and competences are sufficiently effective and robust. In support of our strategic objectives and future growth, we are:

•	improving global governance in key areas

•	focusing on attracting and developing talents in key markets to drive diversity and growth

•	developing business and organisational roadmaps for new business areas.

We are also improving our ability to manage innovation, the globalisation of our business and supply chain, and the pursuit of production efficiencies.

Improving global governance
Operating globally as a pharmaceutical company with a strong patient focus means that the company is inevitably faced with dilemmas relating to ethical business conduct and behaviour. One clear dilemma is related to our objective of providing therapies to patients wherever they are. Novo Nordisk consequently engages in business in countries where the general business environment is challenging. We have taken a number of measures to ensure compliance with both our own and international ethical standards, and in 2010 we strengthened governance to enhance the monitoring of the ethical climate within our organisation.

The internal governance structure for business ethics was upgraded to a larger board structure with representation from all regions. Steps were also taken to strengthen the global legal compliance structure, clearly separating compliance responsibility from other legal tasks. We have also changed the way we track business ethics training. Previously, we required all managers to be trained in business ethics, as well as staff involved in sales and marketing and regulatory and public affairs. Beginning in 2010, Novo Nordisk required that all employees should be trained in business ethics annually. See pp 10 and 98.

Attraction, retention and development of our people
In our knowledge-intensive business, recruiting, mentoring and retaining talented people throughout the world is critical to sustaining our growth. To attract the type of people we need, we have developed a global employer branding programme, Life-changing careers, and have strengthened our leadership development.

During 2010, about 1,000 new leaders were appointed throughout the company. Training and development of leadership competences remains a focus area, and new training programmes to develop personal leadership skills and employees identified as having senior management potential will be introduced in 2011. We are also building our leaders’ capacity to implement and demon strate the Novo Nordisk Way, our values-based management system.

Diversity
We believe that diversity is a prerequisite for staying competitive in the global marketplace and attracting the best talent. During

Novo Nordisk Annual Report 2010 19

Back to Contents

Our business

2010, we made progress towards our diversity target, with diver sity by gender and nationality increasing in senior management teams. See p 10.

There are, however, significant challenges. It is clear that the continued growth of Novo Nordisk requires the recruitment of highly talented employees in many large markets. We are accelerating the development of corporate hubs throughout the world to provide career and development opportunities for highly talented employees outside Denmark.

We are improving our
ability to manage innovation,
the globalisation of
our business and supply
chain, and the pursuit of
production efficiencies.

Supporting new products and therapy areas
As we pursue the strategic focus areas outlined on pp 17–19, we must also ensure that we have the organisational competences to support the research and development, production and sales and marketing capabilities needed for new products and new therapy areas.

Because development of oral insulin and oral GLP-1 requires specific knowledge of the gastrointestinal tract, our development efforts have involved partnerships which build on our internal capabilities. We have developed tablet production facilities for these clinical trials, but large-scale production will require additional facilities and capabilities.

To support our ambitions in obesity, general haemophilia and in flammation, we are continuing to expand capabilities, competences and resources in line with progress in our business plans. Our success in these areas will depend on our ability to ensure sufficient leadership and commercialisation capabilities in these new therapy areas.

Innovation
We undertook an innovation culture review in 2009 in an attempt to enhance the organisation’s ability to deliver on process innovation and respond to broader challenges in the business environment. In 2010, five innovation projects were selected from 20 proposed by senior vice presidents. The selected projects are intended to broaden the company’s innovation culture across the value chain and were initiated with Executive Management sponsorship.

Projects launched include: the New Sales Model project aimed at exploring sales channel options to address changing customer needs and behaviour; the Future Workplace project to identify and address key challenges in attracting, retaining and developing talented people; and the Base of the Pyramid project to develop a business model addresses that the needs of patients in the poorest countries.

Globalisation
Globalisation continues to be an organisational growth driver for our company, providing access to new markets, expansion of existing markets and improved access to talented people and innovation potential. Since the opening of our first office in China in 1994, we have steadily increased our commitment to the country, establishing it as a separate region as of the beginning of 2011.

This organisational change was made to further develop the significant business potential in China and improve oversight of this part of our business. The business challenges in China are significant, with a competitive business environment, a highly competitive labour market and increasingly complex legislation. However, Novo Nordisk is generally well positioned in the Chinese diabetes market, with a market share by volume of approximately 60%.

North America, particularly the US market, is another important growth area for our business. As our market share in the US has increased substantially in recent years, we have increased our efforts to attract talent and build organisational support structures for this market.

As Novo Nordisk continues to grow and expand, we must focus resources on organisational coordination and foster innovation and collaboration across borders. Developing virtual workplaces and processes which support virtual working is also critical to our future success.

20 Novo Nordisk Annual Report 2010

Back to Contents

Our business

Creating long-term value

Interview with Lise Kingo,
Novo Nordisk’s chief of staffs

Why does Novo Nordisk put so much
emphasis on the Triple Bottom Line?
We want to be a sustainable business, and this implies being profitable to secure future growth and to make our contribution to social and economic development. We have chosen to translate our commitment to sustainable development as the Triple Bottom Line principle: balancing financial, social and environmental considerations in a responsible way.

In practice, this means that we manage and account for our social and environmental performance in the same way as we do for our financial performance.

A fundamental aspect of the Triple Bottom Line principle is that we acknowledge our role as a corporate citizen and consider the societal impacts, both positive and potentially negative of our business. When we make decisions and priorities to secure business success for the future, we must always take into account the concerns and interest of all stakeholders.

What role should companies play
in addressing global challenges?
Business and society are not separate actors, but closely interconnected. That is why sustainability challenges must be high on board agendas: poverty and poor health, urbanisation and migration, demographics and pandemics, climate change and water scarcity – all of these issues need to be factored into business strategies and risk assessments.

Our priorities are aligned with the Millennium Development Goals. As a global leader in diabetes care we see a role for ourselves in highlighting how some of the current global challenges are connected and therefore need to be addressed at their roots. Climate change and the diabetes pandemic are examples of how unsustainable lifestyles threaten to undermine the future for generations to come. Working in partnerships we can leverage our core competencies to contribute to economic prosperity, public health and low-carbon growth.

As a company with global reach, we have a key role in con tri -buting to more balanced, sustainable growth. There is a growing recognition that capitalism as we have known it is unsustainable, but that market mechanisms, when effective, are the best way to create shared value. What we will need is therefore to shift towards what some have termed ‘sustainable capitalism’.

All economic activity is based on the use of natural and human resources. Natural resources are scarce. Human resources are abundant. None of them are equitably distributed, nor is their real value reflected in the current market economy. This needs to change. We engage in several ways, including through partnerships and alliances with other leading companies under the auspices of the Global Compact LEAD initiative, to demonstrate how you can balance profits and non-financial benefits for society in responsible and sustainable ways.

How can you determine whether
this approach creates business value?
Our purpose extends beyond short-term profits. We provide long-term value by serving the needs of people whose lives and quality of life depend on the treatments and services that we can provide. When we do business in a responsible way, we create value in several ways: we strengthen our company reputation, earn stakeholder trust, build employee engagement and customer satisfaction and through these assets a stronger foundation for remaining a profitable business, which ultimately benefits our shareholders.

We are seeing increasing evidence of a clear correlation of actions as a responsible and sustainability-driven business and our performance, measured by conventional yardsticks such as operational profits and return on invested capital.

In what ways can you assess the benefits to society?
Together with experts and with inputs from stakeholders we have developed a methodology that enables us to value the contribution of our Triple Bottom Line approach in a profit and loss perspective. We have called this initiative our Blueprint for Change programme, and we have conducted Triple Bottom Line reviews looking at our climate action strategy and our business approach in China.

The China case takes its point of departure in the fact that diabetes now affects more than 40 million people and their families, and the number is projected to double over the next 15 years, posing a growing social, educational and economic challenge. Our long-term business strategy, which includes significant investments in strengthening the healthcare system in partnership with the Ministry of Health and establishing a strong local presence, is having a real and lasting impact. Looking at the value created from 2005 to 2010 the study demonstrates how we are changing diabetes in China and at the same time building a profitable business.

Providing training for physicians and offering education and support for people with diabetes has saved 140,000 life years, and this number is projected to increase by 30% annually because the benefits of effective diabetes care will be seen over a longer time span. Our business activities have created jobs in research and development, production and sales as well as indirectly through our supplier base and employees’ local spending, totalling 14,600 jobs. And energy efficient local production reduces emissions related to production by 20%, transportation emissions have fallen by a factor of six, and unit costs have been reduced by 40%.

Novo Nordisk Annual Report 2010 21

Back to Contents

Our business

"Novo Nordisk empowers employees to work together to change people's lives."

Petra van den Berg

Petra is a Senior Specialist Product Advisor in Johannesburg, South Africa. Her husband has been diagnosed with diabetes, and his experience helps Petra better understand the needs of people with diabetes.

invitation

22 Novo Nordisk Annual Report 2010

Back to Contents

Our business

The Novo Nordisk Way

The Novo Nordisk Way is the foundation of the values-based management system in Novo Nordisk. It describes who we are, where we want to go, and how we work. Its origins can be traced back to when the company was founded in the 1920s, and while the wording has been updated over time, the essence remains the same.

The continued relevance of the Novo Nordisk Way was reaffirmed during 2010. On the occasion of the company’s 10-year anniversary as a focused healthcare company and coinciding with his own 10-year tenure as CEO, Lars Rebien Sørensen took the opportunity to revisit the document. With an open mind and no predetermined outcome, he set out on a journey to engage with employees and stakeholders to seek their inputs on what to retain and what to renew. The journey took him to seven destinations and face-to-face meetings with more than 350 employees and 100 patients, healthcare providers and other stakeholders.

The response was consistent across geographical borders, organisational boundaries and external partners: the messages and the values embedded in the Novo Nordisk Way were not to be changed. On the contrary, there was a strong wish to reinforce the existing business principles and values. As a result, focus on patient needs and the Triple Bottom Line has been increased. The values-based management unifies a strong corporate culture and guides behaviour in all parts of the organisation.

While our values have not changed, the components of the Novo Nordisk Way have been shortened and simplified, presenting the company’s ambitions and values in a format that is easier to understand and more accessible for all employees.

As the company continues to grow and onboards several thousand new employees each year, emphasis has been put on framing a list of 10 Essentials which describe how the values are put into action. As before, a follow-up methodology, called facilitations, helps us assess and manage the degree to which the Novo Nordisk Way is actively put into practice throughout our company.

In 2011, the new Novo Nordisk Way will be rolled out in the organisation, strengthening a unified culture around our revised ambitions and setting a clear direction for the next decade.

The Novo Nordisk Way

In 1923, our Danish founders began a journey to change diabetes. Today, we number thousands of employees across the world with the passion, the skills and the commitment to continue this journey to prevent, treat and ultimately cure diabetes.

•	Our ambition is to strengthen our leadership in diabetes.

•	We aspire to change possibilities in haemophilia and other serious chronic conditions where we can make a difference.

•	Our key contribution is to discover and develop innovative biological medicines and make them accessible to patients throughout the world.

•	Growing our business and delivering competitive financial results is what allows us to help patients live better lives, offer an attractive return to our shareholders and contribute to our communities.

•	Our business philosophy is one of balancing financial, social and environmental considerations – we call it the Triple Bottom Line.

•	We are open and honest, ambitious and accountable, and treat everyone with respect.

•	We offer opportunities for our people to realise their potential.

•	We never compromise on quality and business ethics.

Every day we must make difficult choices, always keeping in mind what is best for patients, our employees and our shareholders in the long run.

It’s the Novo Nordisk Way.

The Essentials

The Essentials are 10 statements describing what the Novo Nordisk Way looks like in practice.

The Essentials are meant as a help for managers and employees in evaluating the extent to which their organisational units are acting in accordance with the Novo Nordisk Way, ie the degree to which we are ‘walking the talk’. The Essentials are helpful in identifying actions which business units can take to further align processes and procedures with the thinking and values that characterise the Novo Nordisk Way.

•	We create value by having a patient-centred business approach.

•	We set ambitious goals and strive for excellence.

•	We are accountable for our financial, environmental and social performance.

•	We provide innovation to the benefit of our stakeholders.

•	We build and maintain good relations with our key stakeholders.

•	We treat everyone with respect.

•	We focus on personal performance and development.

•	We have a healthy and engaging working environment.

•	We optimise the way we work and strive for simplicity.

•	We never compromise on quality and business ethics.

Novo Nordisk Annual Report 2010 23

Back to Contents

Our business

Pipeline overview

In 2010, significant progress was made throughout Novo Nordisk’s clinical development pipeline. This overview illustrates key development activities, including entries into the pipeline and progression of development compounds.

See more at novonordisk.com/investors/rd_pipeline/rd_pipeline.asp and clinicaltrials.gov.

Phase 1
Studies in a small group of healthy volunteers, and sometimes patients, usually between 10 and 100, to investigate how the body handles new medication and establish maximum tolerated dose.

Phase 2
Testing a drug at various dose levels in a larger group of patients to learn about its effect on the condition and its side effects.

Therapy area	Indication	Compound	Description

Diabetes care
	Type 1 and 2 diabetes	Degludec	Ultra-long-acting basal insulin. Enrolment in the phase 3a programme completed in June 2010. First phase 3a study results announced in October 2010.

	Type 1 and 2 diabetes	DegludecPlus	Ultra-long-acting basal insulin with a bolus boost. Enrolment in the phase 3a programme completed in June 2010. First phase 3a study results announced in August 2010.

	Type 2 diabetes	Semaglutide	Once-weekly GLP-1 analogue. Phase 3 initiation was postponed in June 2010 pending a long-acting portfolio development strategy decision.

Diabetes	Type 2 diabetes	NN9068	GLP-1 and basal insulin combination. Phase 1 studies are ongoing.

	Type 1 and 2 diabetes	NN1218	Ultra-fast-acting insulin analogue. First phase 1 studies initiated during the second quarter of 2010.

	Type 1 and 2 diabetes	NN1952	Fast-acting oral insulin analogue. First phase 1 study completed during the fourth quarter of 2010.

	Type 2 diabetes	NN9924	Long-acting oral GLP-1 analogue. First phase 1 study initiated in the first quarter of 2010.

Obesity	Obesity	Liraglutide	Once-daily GLP-1 analogue. First phase 3a study completed during the third quarter of 2010. The remaining phase 3a studies are expected to be initiated mid-2011.
Biopharmaceuticals
	Congenital FXIII deficiency	NN1841	Recombinant coagulation factor XIII. Phase 3a study completed during the second quarter of 2010. Regulatory submission in the US and EU is expected in the first half of 2011.

	Haemophilia A	NN7008	Recombinant coagulation factor VIII. Phase 3 studies ongoing throughout 2010.

	Haemophilia with inhibitors	NN1731	Fast-acting recombinant coagulation factor VIIa analogue. Phase 2 studies completed during the second quarter of 2010. Phase 3 is expected to be initiated mid-2011.

	Haemophilia with inhibitors	NN7128	Long-acting recombinant coagulation factor VIIa derivative. Phase 2 trial ongoing throughout 2010.

Haemophilia/ haemostasis	Cardiac surgery	NN1810	Recombinant coagulation factor XIII. Phase 2 trial ongoing throughout 2010.

	Haemophilia B	NN7999	Long-acting recombinant coagulation factor IX derivative. Phase 1 trial is ongoing.

	Haemophilia with inhibitors	NN7129	Subcutaneous long-acting recombinant coagulation factor VIIa derivative. Phase 1 study completed during the second quarter of 2010.

	Haemophilia A	NN7088	Long-acting recombinant coagulation factor VIII derivative. Phase 1 study initiated during the third quarter of 2010.

	Haemophilia	NN7415	Anti-tissue factor pathway inhibitor. Phase 1 initiated during the fourth quarter of 2010.

	Rheumatoid arthritis	Anti-NKG2d	Humanised recombinant monoclonal antibody. Phase 2a study initiated during the third quarter of 2010.

	Rheumatoid arthritis	Anti-IL-20	Humanised recombinant monoclonal antibody. Phase 1 completed in the fourth quarter 2010. Phase 2a study is expected to be initiated during the first half of 2011.
Inflammation
	Rheumatoid arthritis	Anti-C5aR	Humanised recombinant monoclonal antibody. First phase 1 study completed during the second quarter of 2010.

	Rheumatoid arthritis	Anti-IL-21	Humanised recombinant monoclonal antibody. Phase 1 study initiated during the third quarter of 2010.

24 Novo Nordisk Annual Report 2010

Back to Contents

Our business

Phase 2a
Pilot clinical trials to evaluate efficacy (and safety) in selected populations of patients.

Phase 2b
Well controlled trials to evaluate efficacy (and safety) in patients with the disease. Sometimes referred to as pivotal trials.

Phase 3
Studies in large groups of patients worldwide comparing the new medication with a commonly used drug or placebo for both safety and efficacy in order to establish its risk–benefit relationship.

Phase 3a
Trials conducted after efficacy of the medicine is demonstrated, but prior to regulatory submission.

Phase 3b
Clinical trials conducted after regulatory submission, but prior to the medicine’s approval and launch.

Filed/regulatory approval
A New Drug Application is submitted for review by various government regulatory agencies.

Intended clinical benefit	Phase 1	Phase 2	Phase 3	Filed/regulatory approval

Long-acting basal insulin with duration of action of 24 hours and an improved safety profile.

A soluble fixed combination of fast-acting and long-acting insulin combining 24-hour basal insulin coverage with a distinct meal peak.

Provide the pharmacological actions of a GLP-1 analogue with fewer injections.

Combination of a basal insulin and a GLP-1 analogue intended to combine the benefits of the two hormones in a single preparation.

Fast-acting insulin for improvement of glycaemic control during a meal.

Insulin delivered as a tablet.

A GLP-1 analogue delivered as a tablet.

Sustainable weight loss for people with obesity, including those at risk of developing diabetes.

Prophylactic treatment of people with FXIII congenital deficiency.

Prevention and treatment of bleeds in people with haemophilia A.

Effective and sustained resolution of bleeds in people with haemophilia and inhibitors, reducing the need for treatment and the time to pain relief.

Prophylactic treatment of people with haemophilia and inhibitors.

Intended to avoid allogenic blood transfusions in low- to medium-risk patients undergoing cardiac surgery using cardiopulmonary bypass.

Routine prophylaxis and treatment of bleeds for people with haemophilia B.

Subcutaneous administration of long-acting treatment for haemophilia patients with inhibitors to other factor replacements.

Routine prophylaxis and treatment of bleeds for people with haemophilia A.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novo Nordisk Annual Report 2010 25

Back to Contents

Our business

Novo Nordisk at a glance

Novo Nordisk is a world leader in diabetes care and has a leading position in haemophilia treatment. We also provide growth hormone therapy and hormone replacement therapy and have development projects targeting inflammation, obesity and the full spectrum of rare bleeding disorders. Our more than 30,000 employees work in 74 countries.

•	Headquarters and corporate hubs	•	Production sites

• • •
Bangalore, India
Beijing, China
Copenhagen, Denmark
Princeton, New Jersey, US
Tokyo, Japan
Zürich, Switzerland

Regional and business
area offices
Research and
development facilities

Bagsværd, Denmark
Beijing, China
Gentofte, Denmark
Hillerød, Denmark
Måløv, Denmark
Princeton, New Jersey, US
Seattle, Washington, US

Regional clinical, medical
and regulatory affairs centres

Beijing, China
Princeton, New Jersey, US
Tokyo, Japan
Zürich, Switzerland
• •

Ain-Allah, Dely Brahim, Algeria
Bagsværd, Denmark
Chartres, France
Clayton, North Carolina, US
Gentofte, Denmark
Hillerød, Denmark
Hjørring, Denmark
Kalundborg, Denmark
Koriyama, Japan
Køge, Denmark
Montes Claros, Brazil
Måløv, Denmark
Tianjin, China
Værløse, Denmark

Affiliates

Representative offices

North America	Europe

Employees:	Employees:
4,457	17,752

Sales:	Sales:
39% of total sales	31% of total sales

Insulin volume share:	Insulin volume share:
42% of the total market	53% of the total market

Modern insulin volume share:	Modern insulin volume share:
37% of the segment	51% of the segment

26 Novo Nordisk Annual Report 2010

Back to Contents

Our business

International Operations	Hereof Region China*	Japan & Korea

Employees:	Employees:	Employees:
7,279	3,511	995

Sales:	Sales:	Sales:
21% of total sales	7% of total sales	9% of total sales

Insulin volume share:	Insulin volume share:	Insulin volume share:
57% of the total market	63% of the total Chinese market	63% of the total market

Modern insulin volume share:	Modern insulin volume share:	Modern insulin volume share:
54% of the segment	70% of the segment in China	56% of the segment

* China was part of International Operations in 2010 but became a separate region on 1 January 2011.

Novo Nordisk Annual Report 2010 27

Back to Contents

Diabetes care

"Our dedication to quality is important to ensure patient safety."

Gao Lei

Gao Lei is a Formulation Professional and works in the formulation department in Tianjin, China, improving aspects of the production process.

28 Novo Nordisk Annual Report 2010

Back to Contents

Diabetes care

Diabetes care

Novo Nordisk has pioneered many therapeutic breakthroughs in diabetes care and today diabetes remains our primary focus. The company is the diabetes care market leader with 51% of the total insulin market and 46% of the modern insulin (insulin analogue) market, based on volume, at year-end.

Diabetes is a metabolic disorder affecting the way our bodies use digested food for growth and energy. Diabetes causes as many deaths as HIV/AIDS, disables millions and negatively affects the global economy. The International Diabetes Federation estimates that the number of people with diabetes will increase from 285 million today to 438 million in 2030.

Even in countries with strong healthcare systems, the challenge of keeping diabetes under control is significant. A survey conducted in eight countries with 3,000 respondents during 2010 found that a third of those surveyed miss injections of prescribed insulin doses and that nine out of 10 wish that insulin could be dosed less than once a day to effectively manage their diabetes.1

We are dedicated to Changing Diabetes® and improving quality of life for people with diabetes. We do this by developing innovative treatments intended to serve individual needs and covering all stages of diabetes. In addition, we work with governments, health-care providers, patient organisations and people with diabetes to improve standards of care throughout the world.

Modern insulin
portfolio

By engineering proteins we have created a portfolio of modern insulins that offer options for individual treatment needs to achieve and maintain improved blood glucose control safely.

Treatment guidelines for diabetes call for different approaches at different stages.2 For type 2 diabetes, insulin may be introduced following lifestyle changes and initiation of tablet or GLP-1 therapy. As a third step, treatment guidelines recommend transition to intensive insulin therapy to maintain glucose targets.

Maintaining tight glucose control is associated with fewer serious complications and better treatment outcomes. For insulin initiation, treatment guidelines call for including either a long-acting basal insulin or, in parts of the world, a modern premix insulin with dual release to cover both mealtime and basal requirements. Insulin treatment can be intensified in two ways, either with a modern premix insulin or by adding a rapid-acting modern insulin to the long-acting basal insulin at mealtimes.

Our modern insulin portfolio is unique in providing a full range of individualised treatment options for people with diabetes, accommodating different treatment norms and capabilities worldwide. Treatment may also vary because people are different. In some Asian groups, for instance, pancreatic beta cells have been found to be more fragile, and the need for insulin in people with these characteristics may therefore be different.

Novo Nordisk’s modern insulin portfolio includes:

•	Levemir®, a soluble, long-acting modern insulin for once-daily use for type 2 diabetes. When it is time to begin insulin, Levemir® provides glucose control with a positive weight profile. Weight maintenance is important because insulin has long been associated with weight gain, a barrier to beginning insulin treatment according to diabetes experts.
•	NovoRapid® (NovoLog® in the US), the world’s most widely used rapid-acting insulin for use at mealtimes. For people with type 2 diabetes who have uncontrolled blood glucose levels while on a basal insulin, intensification with NovoRapid®/ NovoLog® to a basal-bolus regimen helps attain and maintain treatment goals.
•	NovoMix® 70/50/30 (NovoLog® Mix 70/30 in the US) is a dual-release modern insulin that covers both mealtime and basal requirements.

During 2010, Novo Nordisk’s long-acting insulin Levemir® joined NovoRapid® and NovoMix® in achieving blockbuster status, with sales exceeding 1 billion US dollars for the preceding 12-month period. NovoRapid® achieved sales of 2 billion dollars in a one-year period, becoming a double blockbuster.

NovoRapid® is the world’s most prescribed rapid-acting insulin, used by people with both type 1 and type 2 diabetes. It is also approved for women who are pregnant or breastfeeding.

All Novo Nordisk’s modern insulins on the market have been investigated in many randomised, controlled trials and in observational studies, and they are also monitored for any safety signals through rigorous post-marketing safety surveillance.

Key events in diabetes 2010
•	Novo Nordisk acknowledged as having the ‘Best Diabetes Care Pipeline’.[3]
•	Levemir® achieves blockbuster status.
•	NovoRapid®/NovoLog® achieves double blockbuster status.
•	Victoza® gains GLP-1 leadership and expands GLP-1 market in key markets.
•	Phase 3 results for first of three obesity trials for liraglutide.
•	Phase 3 results for Degludec and DegludecPlus.
•	First human dose results for oral insulin and oral GLP-1.
•	Changing Diabetes® Leadership Forums facilitate change in sub-Saharan Africa, and the Middle East and North Africa.
•	NovoDose™, the first ever mobile dosing application, launched for iPhone and iPad in the US.

Novo Nordisk Annual Report 2010 29

Back to Contents

Diabetes care

Continuous innovation for
improved blood glucose control
We are developing two new-generation insulins, Degludec and DegludecPlus, designed to have an ultra-long action to improve blood glucose control while reducing the risk of hypoglycaemia. These insulins also provide greater dosing flexibility compared to currently used insulins.

In January 2011, we completed the phase 3a programme for Degludec and DegludecPlus. The data generated from 17 randomised, controlled treat-to-target trials in more than 10,000 type 1 and type 2 diabetes patients from more than 40 countries, consistently revealed benefits related to efficacy, safety and convenience of both Degludec and DegludecPlus. The trials mostly used insulin analogues as comparator products and the key results are provided in this section. We expect to submit applications for regulatory approval of Degludec and DegludecPlus in the US and Europe in the second half of 2011.

In a 52-week trial comparing Degludec versus insulin glargine in type 2 diabetes, 1,030 insulin naive people with type 2 diabetes were randomised 3 to 1 to either Degludec or insulin glargine once daily in addition to metformin with or without a DPP-IV inhibitor. Degludec effectively improved long-term glycaemic control, substantially decreasing blood glucose from a baseline of 8.2% to around 7% in both patient groups. For Degludec, the fasting plasma glucose level was statistically significantly lower than observed in the comparator group. Degludec also showed a significantly lower risk of hypoglycaemia compared to insulin glargine. Specifically, the rate of confirmed night-time hypoglycaemic events was statistically significantly lower in the group treated with Degludec, with a reduction of more than 35% compared to the insulin glargine group. Degludec demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

In two 52-week studies comparing Degludec to insulin glargine in basal-bolus treatment of type 1 and type 2 diabetes, significant advantages were demonstrated with Degludec. In the study in type 2 diabetes, both treatment arms effectively lowered blood glucose levels to approximately 7.1%. Degludec showed a lower risk of overall hypoglycaemia compared to insulin glargine and an even greater reduction in night-time hypoglycaemia. In the study with type 1 diabetes, Degludec and insulin glargine produced a similar reduction in blood glucose levels. Again, a significant reduction in night-time hypoglycemia was observed with Degludec.

In a 26-week basal-bolus trial comparing Degludec with insulin glargine in type 1 diabetes, a regimen with dosing intervals alternating between eight and 40 hours for the administration of Degludec was compared to either Degludec at the evening meal, or insulin glargine. All patients used NovoRapid® as bolus insulin with meals. The flexible dosing arm of Degludec demonstrated statistically significant reduction in night-time hypoglycaemia of around 40% when compared to the insulin glargine group.

The clinical programme also included two studies in type 2 diabetes exploring three-times-weekly administration of Degludec compared to a daily dose of insulin glargine. Three-times-weekly administration of Degludec effectively lowered blood glucose in both studies, however, it did not meet pre-specified regulatory requirements. These studies did confirm the ultra-long action profile of Degludec.

DegludecPlus, the first prandial basal insulin combination containing ultra-long-acting Degludec and insulin aspart (NovoRapid®), was also tested in phase 3a studies. In one six month study, twice-daily DegludecPlus was compared to twice-daily NovoMix® 30 in people with late-stage type 2 diabetes. DegludecPlus effectively improved long-term glycaemic control by reducing blood glucose to just above 7%. Despite similar blood glucose reductions to NovoMix® 30, the DegludecPlus treated group demonstrated a significantly lower risk of hypoglycaemia including a more than 70% reduction in night-time hypoglycaemia. The DegludecPlus patients also had a significant reduction in fasting blood glucose, achieved target control faster and required a lower total insulin dose.

Innovative devices and tools for physicians
During 2010, we launched the first ever mobile insulin dosing guide for physicians, NovoDose™, in the US. NovoDose™, an application available on iTunes or as a free download at novodose.com/app, lets physicians look up dosing guidelines and blood glucose goals for people with diabetes from an iPhone, iPad or iPod touch. The application, only available to those who identify themselves as healthcare professionals, also provides important safety information on Novo Nordisk products.

This new technology is part of a trend of physicians using hand-held devices when administering treatment. NovoDose™ will be introduced in other markets in 2011.

FlexPen®, the world’s most widely used prefilled insulin pen, is available for Levemir®, NovoRapid®/NovoLog® and NovoMix®/ NovoLog® Mix. It eliminates the need to manually load insulin into a delivery device or use a separate vial and syringe. Once in use, the prefilled pen may be stored at room temperature for 14 days or more, which can suit flexible lifestyles. FlexPen® is made of a recyclable plastic, which has the potential to reduce environmental impact.

Our newest durable device, NovoPen Echo®, has been designed with children in mind. It comes in two colours and features dosing with half-unit increments, suitable for children requiring small insulin doses. It features a simple memory function that allows the user to see the size of the last dose and the time since injection.

30 Novo Nordisk Annual Report 2010

Back to Contents

Diabetes care

NovoPen Echo® was preferred by 80% of the participants in a usability study that included children with diabetes, their parents and healthcare professionals when compared to other insulin pens for children. NovoPen Echo® was launched in Canada, Denmark, Finland, Israel and Sweden in 2010 and will be launched in additional markets in 2011.

We continue to focus on making the most preferred treatment devices even better. Next-generation devices in our pipeline aim to further enhance the competitiveness of our products.

Victoza®: innovative early treatment
Victoza®, or liraglutide, is the first and only human Glucagon-Like Peptide (GLP-1) analogue with 97% similarity to the natural gut hormone. Like natural GLP-1, once-daily Victoza® works by stimulating the beta cells in the pancreas to release insulin only when blood sugar levels are high.

Until recently, most available treatments for diabetes involved tradeoffs for people with diabetes and physicians. While effective at lowering blood glucose, they carried the risk of inducing low blood sugar episodes (hypoglycaemia) and weight gain.

New GLP-1 therapies are a major innovation in the treatment of type 2 diabetes because they lower glucose while having a low risk of triggering hypoglycaemia, and in most people with diabetes they also support weight loss. In type 2 diabetes, the ability of the pancreas to release insulin in response to glucose is impaired. GLP-1 therapies help address this defect by directly acting on the pancreas.

Victoza®, the only once-daily GLP-1, can be used by adults with type 2 diabetes who are unable to achieve blood glucose goals with lifestyle changes and metformin. Treatment guidelines now call for the use of GLP-1 as an option for early treatment of diabetes. GLP-1 is a hormone from the human gut involved in glucose regulation. First available in Europe in 2009, Victoza® was launched in the US and Japan during 2010 and is now available in 24 markets. Victoza® is steadily capturing and expanding the market for GLP-1 treatment.6

Changing Diabetes®
For millions of people living with diabetes today innovative treatments are a privilege they cannot enjoy because healthcare and treatment options are either insufficient or not available. With the epidemic growth in diabetes, happening particularly fast in low-income and emerging economies and hitting vulnerable groups all over the world the hardest, this presents a huge social challenge.

As a world leader in diabetes care, we have a responsibility to reach out beyond those people who already benefit from our products and the support we offer to them, and to do everything we can to ultimately defeat diabetes. This implies extending the scope of our efforts to people who do not have access to proper diabetes care as well as to people at risk of getting diabetes. Changing Diabetes® is our promise to improve health and quality of life and to actively contribute to a society that provides equal and non-discriminatory support for people with chronic conditions.

Our Changing Diabetes® ambitions are to:

•	provide better treatment and care for all people with diabetes

•	raise public awareness of the need to take action on diabetes

•	secure more resources to prevent and detect diabetes.

Better treatment and care for all
We believe that by finding better methods of prevention, detection and treatment we will be able to defeat diabetes. To do so, we must begin by gaining a better understanding of people with diabetes and their needs.

The second Diabetes Attitudes, Wishes and Needs (DAWN™) study represents one of the most significant new initiatives from Novo Nordisk to learn from people with diabetes. A follow-up to our landmark study in 2001, this study will be conducted over the next few years to assess the needs of people with diabetes globally with an aim to improve health literacy and support effective selfmanage-ment. The largest study of its kind, the new DAWN™ study will establish a new global understanding and awareness of the needs of people with diabetes and those who care for them. The initiative will build on the lessons learned and the international networks developed in our initial, ongoing DAWN™ programme.

Expanding access to care

Every person has a fundamental right to health. This is stated in the Universal Declaration of Human Rights and is the underlying premise of our efforts to improve availability, accessibility, affordability and quality of care. We also seek to contribute to the UN Millennium Development Goals, which set specific targets to overcome by 2015 some of the major challenges facing the world, including reducing child mortality, improving maternal health and combating diseases threatening social and economic development.

In addition to providing medicines to serve individual needs, we work to improve accessibility and affordability for patients. We do this through sustainable partnerships with governments and NGOs to strengthen healthcare system capacity and to reverse the diabetes pandemic, which is imposing a double burden on fragile economies in low-income and emerging economies.

Addressing affordability barriers
The cost of therapy still constitutes a significant barrier for better healthcare in low-income countries. Through our long-standing differential pricing policy we offer insulin to all the least developed countries (LDCs), as defined by the United Nations, at a price at or below 20% of the average prices for insulin in the western world. Novo Nordisk has operations in 34 of the LDCs, and in 2010 either governments or non-profit organisations in 33 of these countries chose to purchase through this offer. See p 96. Since 2006 the total volume of insulin sold in the LDCs has increased steadily, and in 2010 the volume increased by 30% compared to 2009.

One challenge is that governments’ procurement is subject to budget fluctuations. However, offering treatment at reduced prices does not always ensure that end users benefit as intended. To improve the impact of our differential pricing policy, we have conducted pilot projects in eight LDCs. In 2010 we recruited sales re-

Novo Nordisk Annual Report 2010 31

Back to Contents

Diabetes care

presentatives dedicated to addressing barriers throughout the supply chain. We also carried out independent quality audits in Ghana, Nigeria, Tanzania and Uganda to improve stock manage ment and distribution and facilitate access to insulin in rural areas.

Providing treatment for children in poor countries
In most developing countries there are no existing facilities for treating children with diabetes. Children with type 1 diabetes have high mortality rates, with life expectancies of less than one year in some countries in sub-Saharan Africa. Our Changing Diabetes® in Children programme provides the necessary medical and laboratory equipment, organises training of healthcare professionals, puts in place patient education and creates systems for adequate monitoring and follow-up. In addition, insulin and diabetes supplies are being provided free of charge for the duration of the programme.

With an ambition to reach 10,000 children with diabetes within five years, we made a 25-million US dollar commitment in 2008. In 2010, we enrolled about 800 children and established 13 new clinics under the Changing Diabetes® in Children programme, which now provides treatment for more than 1,300 children.

To help improve diagnosis and treatment of diabetes in children, we have developed a basic training manual for healthcare professionals. This work has been informed by consultations with key stakeholders from African countries and in collaboration with the International Society for Pediatric and Adolescent Diabetes (ISPAD). The manual is available free of charge at changingdiabetesaccess.com.

Improving healthcare system capacity
We contribute to strengthening the capacity of healthcare systems by training healthcare providers to diagnose and treat diabetes and its complications. Since 2002, Novo Nordisk has either trained or sponsored training for 1.2 million healthcare providers.

In 2010, we commissioned an external evaluation of the World Partner Project (WPP) activities in Bangladesh and Tanzania during 2001–2009. The report shows how the WPP has resulted in active and productive partnerships with other major organisations involved in diabetes care. For example, in Bangladesh the development and deployment of a distance learning programme for doctors has resulted in a significant expansion of capacity, with 3,600 healthcare professionals trained in diabetology. Today the programme continues as a self-sustainable cooperation with a local faculty and the development of an accredited physician programme with the ambition of extending care to other rural areas in the country.

Our support for healthcare capacity building includes our long-term financial commitment to the World Diabetes Foundation, including a donation of 69 million Danish kroner in 2010 (see p 87). This independent and non-profit foundation, set up by Novo Nordisk in 2001, supports the prevention and treatment of diabetes in the developing world. To date it has funded 253 projects in 96 countries. For more information about the foundation, including its annual report, see worlddiabetesfoundation.org.

Public awareness
and action

To change the course of the diabetes pandemic and improve quality of life for those with diabetes, we are working to put diabetes on public health agendas by building partnerships around a shared vision of Changing Diabetes® and implementing the UN Resolution on diabetes. Through 39 Diabetes Leadership Forums and regional or national round-tables in 77 countries since 2005, we have engaged more than 7,500 key stakeholders to date, helping to reach consensus about what it will take to address the current challenges and change diabetes.

In 2010, we turned our focus to two regions where the diabetes pandemic is increasing rapidly: sub-Saharan Africa and the Middle East and Northern Africa (MENA).

A Diabetes Leadership Forum Africa 2010 focused on the social and economic challenges related to the growing burden of diabetes in sub-Saharan Africa. Once a rare disease, diabetes impacts more than 12 million people in the region today and its prevalence is expected to double during the next 20 years. The meeting in Johannesburg, attended by more than 260 government representatives, international organisations, patient associations, non-governmental organisations, private sector, academic institutions and healthcare professionals from 32 countries across sub-Saharan Africa, was hosted by the Department of Health of the Republic of South Africa and the World Diabetes Foundation, and supported by the International Diabetes Federation. Health ministers and senior ministerial representatives adopted a joint statement calling for concrete actions to strengthen health systems and address non-communicable diseases, including diabetes, in sub-Saharan African countries. We sponsored and co-organised the Forum.

In the MENA region diabetes is today estimated to affect more than 26 million people, and this number is set to double by 2030. At the MENA Diabetes Leadership Forum in Dubai, more than 400 decision-makers gathered to find solutions to the growing burden of diabetes. Delegates represented international and regional organisations, media, experts and members of the diabetes community from 22 countries in the region. The Forum resulted in the adoption of the Dubai Declaration on Diabetes and Chronic Non-Communicable Diseases in the Middle East and Northern Africa Region. The Forum was hosted by the UAE Ministry of Health, the executive board of the Health Ministers’ Council for Gulf Cooperation Council States, the World Diabetes Foundation and the World Bank, and was organised and sponsored by Novo Nordisk.

In conjunction with the Forum, the Changing Diabetes® World Tour arrived in the United Arab Emirates. Since 2006, it has travelled across five continents to raise awareness of diabetes. A new mobile unit was added in 2010, developed in partnership with the Steno Diabetes Center, offering high-quality screening and information about diabetes to the general public. The objective is to combine awareness, screening and research in order to drive policy change towards early detection of diabetes. Screening data will contribute to a better understanding of diabetes and inform recommendations for promoting early detection and intervention.

On World Diabetes Day, 14 November, more than 2.6 million people in 57 countries were engaged in different Novo Nordisk-sponsored activities, including screening and educational programmes to increase awareness.

32 Novo Nordisk Annual Report 2010

Back to Contents

Diabetes care

"I feel secure, knowing what is happening with my body. I can control it and I know that these babies aren't going to be so affected because I'm on treatment."

Celeste Smith

Celeste Smith of Cape Town, South Africa, was diagnosed with diabetes while pregnant with twins and is being treated with tablets and insulin. She is proud of the lifestyle changes that she and her husband have made to manage her condition.

Novo Nordisk Annual Report 2010 33

Back to Contents

Diabetes care

Promoting workplace health
Through the NovoHealth workplace health programme, Novo Nordisk promotes and supports healthier lifestyles for employees. The NovoHealth programme promotes and supports healthy living as a means to prevent type 2 diabetes and other lifestyle-related conditions. It now reaches more than 80% of our employees and covers four global standards, ensuring that all employees work in a smoke-free work environment, have access to healthy food in the workplace, are supported in being physically active and are offered an individual health check every second year. In 2010, we were among the founding partners of the workplace Wellness Alliance, initiated by the World Economic Forum and launched at its annual meeting in Davos in January 2011. By making tools and better practices available, the Wellness Alliance makes it easy to offer workplace health and wellness programmes to employees.

Prevention and
early detection

As we continue to develop better methods of preventing, detecting and treating diabetes, we are also pursuing our dream and our hope of ultimately finding a cure. We make substantial investments in diabetes research, which is the foundation of our activities. The resources of our research units are complemented by a large international network, built over the last 10 years, of academic institutions, clinical research centres and technology providers. Much of this research into how diabetes could one day be controlled by regeneration or reconstitution of the vital beta cells of the pancreas is taking place today at the Hagedorn Research Institute in Denmark, which is a fully integrated part of the Diabetes Research Unit of Novo Nordisk.

Support for best practice
Our global campaign drives awareness of the personal and societal risks of diabetes, and the importance of prevention and early diagnosis and treatment. Through our National Changing Diabetes® programmes, we promote better education of healthcare professionals and wider availability of screening for diabetes to help save lives and reduce economic costs long term.

Ask.Screen.Know is an educational programme that Novo Nordisk launched in 2009 to support diabetes screening in the US for people in the Medicare programme and at risk of diabetes. Medicare began offering free diabetes screening services to those at risk of diabetes in 2005, but it is estimated that less than 10% of those eligible have been screened. We encourage physicians to have at-risk patients screened and speak with patients about their blood sugar numbers and making healthy lifestyle changes. See AskScreenKnow.com and the Ask.Screen.Know page on Facebook.

In 2010, Novo Nordisk began working with doctors in the US to create awareness and understanding of programmes being run by the Diabetes Prevention and Control Alliance, a national partnership that provides access to community- and evidence-based interventions to help prevent and control diabetes, pre-stages to diabetes and obesity. This initiative helps prevent people at risk getting diabetes through support for lifestyle changes, including healthy eating and increased activity, and education, including support from trained pharmacists. The programmes have been launched in six US states and will roll out nationally through 2012.

We also raise awareness about the importance of regular physical activity and healthy eating in preventing type 2 diabetes through our National Changing Diabetes® Programmes in many countries around the world. In Canada, more than 100,000 students in six provinces have participated in the Everyone Jump…Kids Changing Diabetes® programme. A cross-curricular resource designed by teachers, the programme was introduced by Novo Nordisk in 2005 to support healthy living and type 2 diabetes awareness.

Focus on healthy pregnancies
In recent years we have found substantial evidence that when women have or develop diabetes during pregnancy, their offspring will also be at significantly higher risk. This, we believe, holds a key to addressing diabetes at its roots: if we can prevent diabetes during pregnancy, we may also prevent future generations from developing this chronic condition.

The World Health Organization estimates the worldwide prevalence of gestational diabetes to be 3–15% of all pregnancies, but figures from India and the United Arab Emirates put prevalence rates as high as 18–22%. Half of the women newly diagnosed with diabetes each year have previously had gestational diabetes. Children born to women with gestational diabetes mellitus also have a substantially increased risk of developing type 2 diabetes. Many cases of gestational diabetes go undiagnosed, and most are in low- and middle-income countries, where women often have poorer nutrition and access to healthcare.

If we can prevent diabetes during pregnancy, we may also prevent future generations from developing this chronic condition.

Gestational diabetes can be controlled through proper diet and regular exercise, but some women with gestational diabetes require insulin treatment to normalise their blood glucose levels in order to avoid complications in the infant. Gestational diabetes usually goes away after the child is born, but 5–10% of women with gestational diabetes are found to have type 2 diabetes after pregnancy. In addition, women who have had gestational diabetes have a 20–50% chance of developing type 2 diabetes within 5–10 years.

Our task is to spread understanding of how diabetes in pregnancy needs to be identified, and how it can be controlled with lifestyle advice. In particular, complications to the baby can largely be avoided if the mother’s blood glucose levels are controlled before delivery. In up to 90% of cases, optimum control can be obtained by diet and physical activity alone. Lifestyle education can encourage behaviour changes to prevent future disease in the mother and her child.

We have therefore begun activities to raise awareness of the impact of diabetes in pregnancy, address knowledge gaps, support community-based maternal health programmes and advocate for

34 Novo Nordisk Annual Report 2010

Back to Contents

Diabetes care

sustainable change, which ultimately will increase access to diabetes screening, treatment and lifestyle education.

We have encouraging results from on-the-ground experience. Since 2007, the Indian state of Tamil Nadu has screened all pregnant women for gestational diabetes and provided free doses of NovoRapid®, approved for use during pregnancy. Positive results have led to the inclusion of screening guidelines in state policy and the establishment of national treatment guidelines. In 2011, a long-term study will be launched, with support from Novo Nordisk, to track the women diagnosed and treated and the children born to them, with the aim of improving understanding of the long-term consequences of gestational diabetes.

Building on this experience, we are now launching partnerships to address diabetes in pregnancy in Nicaragua and Colombia.

UN high-level meeting on non-communicable diseases
In recognition of the increasing global impact and challenge of non-communicable diseases, the United Nations General Assembly will hold a high-level meeting on the prevention and control of non-communicable diseases in September 2011.

We welcome this initiative, which reflects a recognition of the significant negative impact of unaddressed chronic conditions, and are committed to supporting the UN process to focus on driving change in healthcare systems. We do this through partnerships, our own programmes and engagement at global, regional and national levels.

In 2010, we pledged to provide the World Diabetes Foundation with an additional 25 million Danish kroner to be used for activities relating to the high-level meeting in 2011 and 2012. There have been 27 such meetings in the history of the UN, and HIV/AIDS is the only disease to have been a summit topic. The summit has the potential to mobilise action for a new type of collaboration that pursues a life-cycle approach to healthcare.

1.	Global Attitudes of Patients and Physicians in Insulin Therapy (GAPP) Survey, Novo Nordisk, 2010.
2.	In October 2008, a new set of treatment guidelines for type 2 diabetes was issued by a panel of experts from the American Diabetes Association and the European Association for the Study of Diabetes.
3.	The January 2010 issue of R&D Directions magazine included Novo Nordisk in its ‘Top 10 Pipelines’ list. Novo Nordisk was recognised for the ‘Best Diabetes Care Pipeline’ for the second year in a row.
4.	Heise T et al. Insulin degludec: Less pharmacodynamic variability than insulin glargine under steady state conditions. Poster presentation, Poster 971, presented at European Association for the Study of Diabetes, Scientific Sessions 2010, Stockholm, Sweden, 2010.
5.	Mathieu C et al. Insulin degludec, a New Generation Ultra-long acting Insulin, used Once Daily or Three Times Weekly in People with Type 2 Diabetes: Comparison to Insulin Glargine. Oral presentation no. 4, presented at European Association for the Study of Diabetes (EASD), Scientific Sessions 2010, Stockholm, Sweden, September 2010.
6.	IMS, weekly NPA data.

Improvements in diabetes care

Interview with Kåre Schultz,
Novo Nordisk’s chief operating officer

How does Novo Nordisk’s diabetes care business benefit people with diabetes?
For decades, our company has developed insulins for people with diabetes to help them live better lives and have better control of their diabetes. Ninety years ago, diabetes was inevitably fatal. Today, diabetes can be managed and, by developing improvements to diabetes care, we can help people with diabetes live longer, healthier lives.

Because modern insulins are made with protein molecules engineered to work longer or faster than naturally occurring human insulin, they can make it easier for people with diabetes to treat their diabetes and help in managing blood glucose levels. NovoRapid®, the world’s most prescribed fast-acting insulin, allows people to administer treatment with meals, reducing the need for complicated calculations and advance planning. Our delivery devices, including NovoFine® and NovoTwist® needles, can also contribute to improved treatment by reducing pain or inconvenience.

How is Novo Nordisk supporting patients affected by the diabetes pandemic?
As the diabetes pandemic is increasingly affecting people in developing countries, the global reach of our diabetes care business also allows us to help more people. We estimate that our diabetes care products are used by approximately 18 million people. This means that we are not only the global market leader in insulin, selling 51% based on volume, but we believe that we are also reaching roughly half of the people with diabetes who are receiving treatment and have been introduced to insulin therapy.

It is obvious that there are more people who are either not diagnosed, not treated, or undertreated. While the International Diabetes Federation estimates that there are nearly 300 million people with diabetes globally, it also estimates that only a quarter of that number have been diagnosed and are receiving treatment. We therefore advocate for better care, train doctors and support improvements in healthcare systems. We do this both because it helps grow our business and because the need for more and better diabetes treatment is real and urgent.

What makes Novo Nordisk the global leader in diabetes care?
We offer a very broad product portfolio, with therapies designed for all types and stages of diabetes, and we combine this with the broadest geographical reach. Because our company was founded to address the medical needs of people with diabetes our manufacturing, distribution and sales and marketing support for diabetes care are global. This includes production facilities in countries where diabetes is increasing rapidly such as Brazil and China.

Novo Nordisk Annual Report 2010 35

Back to Contents

Biopharmaceuticals

WHITE ROCK

"Archie is an amazing boy and haemophilia doesn't restrict his life."

Kate Hunter

Kate, of West Sussex, UK, is talking about her three-year-old son Archie, who is a participant in our guardian™ clinical programme. The programme includes a number of trials for a new recombinant factor VIII treatment for people with haemophilia A.

36 Novo Nordisk Annual Report 2010

Back to Contents

Biopharmaceuticals

Biopharma-
ceuticals

Our specialised expertise with proteins and our understanding of chronic disease are leveraged in our biopharmaceuticals business to develop innovative and improved ways to treat haemophilia and other rare bleeding disorders, growth hormone deficiency and inflammatory diseases.

Commitment
to haemophilia

Haemophilia is an inherited or acquired bleeding disorder that prevents blood from clotting. The 400,000 people worldwide living with haemophilia lack, either partially or completely, an essential clotting factor needed to form blood clots. Without treatment, uncontrolled internal bleeding can cause stiffness, pain, severe joint damage and even death.

We developed our factor VIIa product NovoSeven® for the more than 4,000 people with haemophilia who have developed inhibitors, or antibodies, to their normal treatment. NovoSeven® provides effective treatment for rapid control of bleeding episodes and has been a major advancement in the treatment of haemo philia. It was a significant innovation when launched in 1996 and remains the only room-temperature-stable recombinant bypassing agent available for people with haemophilia with inhibitors.

NovoSeven® is also the only recombinant medication approved for the treatment of bleeding episodes in acquired factor VII deficiency and, in Europe, Glanzmann’s thrombasthenia. Due to its special properties, 14 years after launch, NovoSeven® achieved sales growth of 14% in Danish kroner.

We are continuing to look for ways to make NovoSeven® more convenient and more effective. During 2010, a new 8 mg vial was approved in the US and Europe. The new size, offered in addition to the 1, 2 and 5 mg vials, offers an extra element of convenience to initiate the treatment of bleeds faster. In the event of a bleeding episode, every second counts. With the availability of the 8 mg vial, many people living with haemophilia with inhibitors will need fewer vials to stop a bleed. This will allow faster reconstitution and initiation of the treatment, possibly resulting in faster bleeding control.

Changing
Possibilities
in Haemophilia®
Commitment to science
In support of our ambition to help people with haemophilia lead the lives they desire, we have the broadest pipeline of research and development projects in our industry. In addition to improving current treatment for people with inhibitors, we are developing the next generation of activated recombinant factor VII products and expanding our research in haemophilia and other rare bleeding disorders.

We are developing compounds targeting faster and more efficient treatment of episodic bleedings, long-acting compounds to allow less frequent prophylactic infusions and products administered by the more convenient subcutaneous route.

To offer new therapeutic approaches to the prevention and treatment of bleeding based on the established efficacy of recombinant factor VIIa, we are developing:

•	a new recombinant factor VIIa, analogue with a faster onset of action and the ability to form even stronger clots in a shorter time

•	a long-acting derivative of recombinant factor VIIa

The same long-acting molecule is also being investigated for subcutaneous use. The phase 2 trial for the fast-acting analogue was completed in 2010, while the phase 2 trials for the long-acting derivative of factor VIIa are ongoing.

During 2010, we also made progress in the development of solutions for the broad range of haemophilia and other rare bleeding disorders.

Key events in biopharmaceuticals in 2010

•	Phase 3 trial results for the first recombinant factor XIII analogue to treat congenital factor XIII deficiency.

•	Phase 2 trial results for our fast-acting next-generation factor VIIa analogue.

•	Phase 1 trial completed for our long-acting recombinant treatment for people with haemophilia B intended for prophylactic use.

•	Launch of HERO (Haemophilia Experiences, Results and Opportunities), an international initiative exploring psychological and social issues in haemophilia.

•	New prefilled Norditropin® FlexPro® for growth hormone deficiency with audible click to confirm dosing launched in Europe, Japan and the US.

•	New Vagifem® 10µg, the lowest effective dose available for the treatment of vaginal atrophy, was launched in Canada, Portugal, Scandinavia, the UK and the US.

Novo Nordisk Annual Report 2010 37

Back to Contents

Biopharmaceuticals

•	For haemophilia A: In order to improve upon existing treatments using factor VIII we had to first produce a third-generation factor VIII compound. We expect to launch this new recombinant treatment within the next few years while we seek to develop a longer-acting formulation.

•	For haemophilia B: During 2010, we completed a phase 1, proof-of-concept trial for a long-acting recombinant factor IX compound intended for once-weekly use.

•	For congenital factor XIII deficiency: The only existing treatment option for the 600 people diagnosed with congenital factor XIII deficiency is made from human plasma, which may involve risk of bloodborne viruses. Our phase 3 clinical trial for a recombinant factor XIII treatment was completed in 2010 and we expect to file for regulatory approval in 2011.

Commitment to community
Through our Changing Possibilities in Haemophilia® initiatives we seek to partner with physicians, healthcare policy-makers and the wider haemophilia community to help build a better tomorrow for people with haemophilia. We want to increase understanding of haemophilia and improve access to diagnosis, care and treatment.

To strengthen our understanding of life with haemophilia, we initiated a psychosocial study to determine how to best support the needs of people with haemophilia. We presented the preliminary findings of HERO (Haemophilia Experiences, Results and Opportunities), an international survey into the psychological and social effects of haemophilia, at the World Federation of Haemophilia Congress in Buenos Aires, Argentina, in July 2010.

The first phase of the study includes interviews with 150 people with haemophilia, caregivers and healthcare professionals in seven countries. The initial findings underline the importance of psychosocial issues in haemophilia, which include family tensions, problems of integration at school, fear of stigmatisation, and concerns about integration at work, forming relationships and starting a family.

When completed in 2011, the full inquiry will include responses from over 1,200 people from 12 countries and will be the largest international study into the social and psychological aspects of life with haemophilia. More information about HERO is available at changingpossibilities.com.

Another Novo Nordisk initiative to better understand the needs of people with haemophilia and support caregivers in providing education about haemophilia and treatment optimisation – early treatment to reduce joint damage – is BRUNO (Being Receptive, Understanding the Needs of Others). Activities in 2010 included the launch of a children’s book with all royalties donated to the Haemophilia Society and the Novo Nordisk Haemophilia Foundation, and educational materials developed in conjunction with an advisory board of nurses.

Through the Novo Nordisk Haemophilia Access to Insight programme we offer support to encourage doctors and scientists to enhance their understanding of haemophilia and share best practices to improve care. We also sponsor an accredited training programme, the Haemophilia Academy, as well as scientific sessions at major congresses.

Novo Nordisk was an official sponsor of World Haemophilia Day, 17 April, in 2010. The designated day, the 21st annual event, promoted awareness and understanding of haemophilia. Novo Nordisk-sponsored activities were carried out in more than 25 countries, reaching thousands of people.

People with haemophilia with inhibitors from around the world met in Buenos Aires in June 2010 to inaugurate the Novo Nordisk Global Haemophilia with Inhibitors Patient Council. By establishing a platform for ongoing communication with people with haemophilia and their representatives, we hope to better understand the unmet needs of people with haemophilia and how Novo Nordisk may be able to help. The group generated ideas about information and support that would benefit people with inhibitors. In the US we have also established the Consumer Council to offer better services to people with haemophilia. Their activities have helped develop the Uninhibited Achievement award, the Inhibitor Education Summits and the Voices Uninhibited newsletter. The US Changing Possibilities Coalition also has a Facebook site with several hundred fans.

During 2010, we launched a number of programmes in Turkey to create awareness and build public support for haemophilia. To create positive awareness of haemophilia, particularly among healthcare providers, we were the main sponsor of the National Patient Summit and symposium. More than 300 people with haemophilia, healthcare professionals, associations and Ministry of Health officials participated in the April event.

Expanding
access to care

Our ambition is to improve access to diagnosis, care and treatment for people with haemophilia. We are working with the haemophilia community to support the next generation of haemophilia physicians, improve access to care today and increase treatment options in the future.

To give surgical teams the expertise to perform needed surgeries for people with haemophilia, we launched an ongoing training programme in 2009. People with haemophilia may suffer joint damage from repeated bleeds. Joint replacement may end chronic pain, but there are special challenges in performing surgery on people with haemophilia with inhibitors. Four-day Excellence Training Programmes are being held at haemophilia centres worldwide and each session accommodates up to four surgical teams.

As our focus on haemophilia has expanded, so has our commitment to the global haemophilia community. We established the Novo Nordisk Haemophilia Foundation (NNHF) in 2005 to address the significant need for improving haemophilia care and treatment in developing countries, where haemophilia is not a healthcare priority and many people with haemophilia go undiagnosed or are inadequately treated.

Our donations to the NNHF, including 15 million Danish kroner in 2010, support projects and fellowships in 25 developing and emerging countries. By working with partners across all areas of the haemophilia community with local ownership of projects, the NNHF aims to ensure the sustainability of development programmes. See nnhf.org for more information.

38 Novo Nordisk Annual Report 2010

Back to Contents

Biopharmaceuticals

Other therapy areas

In determining which business areas our company should operate in, we consider our core strengths in protein engineering and chronic disease treatment as well as the potential for global market leadership

Growth hormone therapy
Novo Nordisk is moving into a global leadership position in human growth hormone therapy, building on a 40-year commitment that leverages on our expertise with protein molecules. Norditropin® is the only liquid growth hormone product with a formulation that does not require refrigeration after first use and is available in a prefilled, ready-to-use device.1

Growth hormone deficiency affects the pituitary gland. If the pituitary gland does not produce enough growth hormone, growth is slower than normal. Children need growth hormone to grow to normal height. In adults, growth hormone is needed to maintain a good quality of life and the proper amounts of body fat, muscle and bone to reduce metabolic complications. Research shows that children of short stature are more likely to experience difficulty at school, while adults with growth hormone deficiency have poorer-than-average health-related quality of life.

We have drawn on our technological expertise in injection devices to improve growth hormone delivery systems and products. During 2010, we launched a new auto-injection device, Norditropin® FlexPro®. Among the new key features is an easy-push dose button and a new, end-of-dose ‘click’, which lets the user know, when the full dose has been delivered. The pen is also shorter, aiming to make it easier to hold and handle for both children and adults.

Hormone replacement therapy
Vagifem® 10µg, a lower-dose version of Vagifem®, was introduced in the US, Canada and Europe in 2010. VagiFem® builds on our 35 years of experience with hormone treatment for menopausal symptoms. Our long-standing position is that hormone replacement therapy for women should be prescribed at the lowest effective dose and for a time period consistent with treatment goals and risks assessed for the individual woman.

Treating inflammatory diseases
Leveraging our protein expertise to help people with other types of chronic disorders and add diversity to our clinical pipeline of products, we now have projects in early clinical development targeting chronic inflammation. In 2010, we initiated our first phase 2 clinical inflammation trials in people with rheumatoid arthritis. For more information on our strategy for treating inflammatory diseases, see pp 17–19.

1. Only the 5µg and 10µg sizes are room-temperature stable.

Recruitment for clinical trials

Interview with Mads Krogsgaard Thomsen,
Novo Nordisk’s chief science officer

What are the current challenges in conducting clinical trials?
Regulators and health technology assessors are requiring more evidence of both the clinical and economic benefit to society of new experimental medicine. Expectations are increasing, and to meet them we are having to increase the number and size of our clinical trial programmes. This makes trials longer and more complex to manage as we are required to obtain more information from patients and to provide more information to agencies.

It is particularly critical that we have sufficient patients from different ethnic groups enrolled in a trial to live up to the requirements of regulatory agencies with different wishes. Otherwise, we may end up having too few patients overall, or of a specific category, at the end of a trial to obtain final evaluative data and product approval. This can lead to non-approval or a delay in approval increasing the overall costs for the drug candidate and preventing us from serving patients in the best possible way.

How does this affect clinical trials for
treatment of rare bleeding disorders?
For orphan diseases, patient recruitment presents a unique challenge. In the case of congenital factor XIII deficiency, there are only 600 people worldwide who have this condition. Even for trials with only 40 patients, we are required to run a global clinical trial programme to ensure worldwide approval.

What are the difficulties in conducting
clinical trials on a global scale?
We conduct clinical trials in more than 50 countries, and there are many advantages in doing this. It is important that treatments are assessed in different patient populations, as required by regulators. To ensure that all patients are treated equally, we have one set of global clinical standard operating procedures in compliance with regulatory guidelines. We conduct internal reviews, set up safety and ethical committees for all trials, train our staff and investigators, and perform both internal and external audits. Also, we need to ensure that Good Clinical Practice guidelines exist in all countries involved in any given trial.

What is Novo Nordisk doing to ensure sufficient recruitment?
Novo Nordisk has a long history of preparing and designing successful patient recruitment strategies across therapy areas – from identifying patients, requesting referrals from physicians, contacting and screening patients, and obtaining informed consent, to training the staff responsible for patient recruitment. In fact, developing solutions for trial recruitment has become a competitive advantage for our organisation.

Novo Nordisk Annual Report 2010 39

Back to Contents

Corporate governance, remuneration and leadership

Corporate governance

The framework for our corporate governance consists of internal principles as well as external regulations and codes, including compliance with applicable securities laws in Denmark and the US and the Danish Recommendations on Corporate Governance. Our values are consistent with principles of good governance, and the Novo Nordisk Way forms the foundation of our internal values-based framework.

Our company is part of the Novo Group, a family of independent companies with a common history and shared values. The holding company of the Novo Group is Novo A/S, a Danish limited liability company wholly owned by the Novo Nordisk Foundation, a commercial, profit-making foundation.

Governance structure
Novo Nordisk holds itself accountable to shareholders for its performance. The company seeks to enhance the accuracy, completeness and reliability of the information provided in the company’s annual financial and non-financial reporting through internal controls, assurance and independent audits. Reporting helps shareholders assess the actions of the Board and Management.

Shareholder rights
Novo Nordisk’s share capital is divided into A shares and B shares. All A shares are held by Novo A/S, which also holds B shares, as reported on p 55. The B shares are traded on the NASDAQ OMX Copenhagen and in the form of ADRs on the New York Stock Exchange.

Each A share (= nominal value 1 Danish krone) carries 1,000 votes and each B share (= nominal value 1 Danish krone) carries 100 votes. Special rights attached to A shares include pre-emptive subscription rights in the event of an increase of the A share capital and pre-emptive purchase rights in the event of a sale of A shares and priority dividend if the dividend is below 0.5%, while B shares take priority for dividends between 0.5% and 5% and B shares take priority for winding-up proceedings.

Shareholders have ultimate authority over the company and exercise their right to make decisions regarding Novo Nordisk at general meetings, either in person, by proxy, or by correspondence. Resolutions can generally be passed by a simple majority, while resolutions to amend the Articles of Association are subject to adoption by at least two-thirds of votes cast and capital represented unless other requirements as to the adoption are imposed by the Danish Companies Act. We are not aware of the existence of any agreements with or between shareholders on the exercise of votes or control.

At the annual general meeting, shareholders approve the annual report and any amendments to the company’s Articles of Association. Shareholders also elect board members and the independent auditor.

General meetings are held in English; however, proposals may be submitted and questions asked in Danish. Simultaneous interpretation between English and Danish is available and the meeting is webcast. The Board has decided that, currently, general meetings should be conducted by physical attendance. Shareholders may, however, vote by proxy or correspondence, either electronically or by mail.

General meetings must be called with three to five weeks’ notice. The meeting agenda is sent out with a combined proxy and voting form, allowing shareholders to vote on each agenda item separately. A shareholder’s right to attend and vote at a general meeting is determined by shares owned at the record date, which is one week prior to the general meeting. All shareholders may, no later than six weeks prior to the general meeting, request that proposals for resolution be included on the agenda. The deadline for applying for an admission card to a general meeting is no later than three days prior to the general meeting. All documents relating to general meetings are published on Novo Nordisk’s website at least three weeks prior to the general meeting.

The Novo Nordisk Foundation
The Novo Nordisk Foundation supports Novo Nordisk’s adherence to the Charter for Companies in the Novo Group, which is online at novo.dk. All strategic and operational matters are solely decided by the Board and the Management of Novo Nordisk. Overlapping board memberships help to ensure that the Foundation and Novo Nordisk share a common vision and strategy.

Our values are consistent with principles of good governance, and the Novo Nordisk Way forms the foundation of our internal values-based framework.

Board of Directors
The company has a two-tier board structure consisting of the Board of Directors and Executive Management. The two bodies are separate and no person serves as a member of both. On behalf of the shareholders, the Board determines the company’s overall strategy and actively contributes to developing the company as a focused, sustainable global pharmaceutical company. The Board supervises Executive Management in its decisions and operations and may issue new shares or buy back shares in accordance with authorisations granted by the general meeting and recorded in the minutes.

The Board has 11 members, seven of whom are elected by shareholders at general meetings and four by employees. Shareholder-elected board members serve a one-year term and may be re-elected at the general meeting. According to the Rules of Procedure of the Board, members must retire at the first general meeting after reaching the age of 70. At the 2011 Annual General Meeting, it will be proposed to include the retirement age in the articles, in accordance with the Danish Corporate Governance Recommendations.

40 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

A proposal for nomination of board members is presented by the Chairmanship to the Board, taking into account required competences as stated in the competency profile, and reflecting the result of a self-assessment process facilitated by external consultants. The assessment process is based on written questionnaires and evaluates whether each board member and executive participates actively in board discussions and contributes with independent judgement. The self-assessment conducted in 2010 resulted in an update of the competency profile of the Board and an enhanced focus on the succession preparedness of the Board, which entailed the establishment of an ad hoc nomination team.

In nominating candidates, the Chairmanship seeks to achieve a balance between renewal and continuity. The competency profile is reviewed annually by the Board and disclosed on the Novo Nordisk website. The majority of the shareholder-elected board members, four out of seven, are independent as defined by the Danish Corporate Governance Recommendations. See p 50.

Under Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. In 2010, employees elected from among themselves four board members. Board members elected by employees serve a four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

The Board met seven times during 2010. Five meetings were attended by all board members; two of the members had to be excused from attending one meeting each during the year. With the exception of agenda items reserved for the Board’s internal discussion at each meeting, executives attend and may speak, without voting rights, at board meetings to ensure that the Board is adequately informed of the company’s operations. Executives provide regular feedback from meetings with investors to give board members an insight into major shareholders’ views of the company.

Chairmanship
The Board elects from among its members a chairman and a vice chairman, who form the Chairmanship of the Board. In 2010, the annual general meeting approved that as of 2011 shareholders will directly elect the chairman and the vice chairman. In 2010, the Chairmanship held seven meetings and both members attended all meetings.

The Chairmanship carries out administrative tasks such as planning board meetings to ensure a balance between overall strategy-setting and financial and managerial supervision of the company. It also reviews the fixed asset investment portfolio. Other tasks include recommending the remuneration of directors and executives, and suggesting candidates for election by the general meeting.

In practice, the Chairmanship has the roles and responsibilities of a nomination committee and a remuneration committee, and presents proposals to the Board. The Board has not established separate remuneration and nomination committees, believing that each board member must have the opportunity to contribute actively to discussions and have access to all relevant information about remuneration and nomination. Novo Nordisk is therefore not in compliance with the Danish Corporate Governance Recommendations, which recommend separate remuneration and nomination committees. An ad hoc nomination team, consisting of the Chairmanship, Jørgen Wedel and Henrik Gürtler, has been established to identify new board candidates.

In March 2010, the Board re-elected Sten Scheibye as chairman and Göran A Ando as vice chairman. See novonordisk.com/about_us for a detailed report on the Chairmanship’s activities.

Research and development facilitator
The Board has for a number of years had an research and development facilitator to assist the Board and Executive Management in preparing the Board’s discussions about research and development. The Board determined the position was no longer needed and abolished it as of the end of 2010.

Audit Committee
The three members of the Audit Committee are elected by the Board from among its members. All members qualify as independent and have been designated as financial experts as defined by the US Securities and Exchange Commission (SEC). Under Danish law, all members qualify as financial experts and two of the members also qualify as independent.

In 2010, the Audit Committee held four meetings attended by all members except for one occasion when one member was excused.

The Audit Committee assists the Board of Directors with oversight of the external auditors, the internal audit function, complaints regarding financial fraud and business ethics, the financial reporting process and post-investment reviews. The Audit Committee conducts a self-assessment annually, evaluating whether each member participates actively in discussions and contributes with independent judgement.

In March 2010, the Board re-elected Kurt Anker Nielsen as chairman and re-elected Jørgen Wedel and Hannu Ryöppönen as members of the Audit Committee. See novonordisk.com/about_us for a detailed report on the Audit Committee’s activities.

Compliance hotline
Concerns of possible business ethics misconduct and financial fraud may be raised anonymously by employees and other stakeholders through the global compliance hotline. The compliance hotline is managed by the Audit Committee secretariat and monitored by the Audit Committee. The compliance hotline is available over the telephone and on the web in nine languages.

Management of the company
The Board has delegated responsibility for day-to-day management to Executive Management. Executive Management consists of the president and chief executive officer and four other executives. They are responsible for organisation of the company as well as allocation of resources, determination and implementation of strategies and policies, direction-setting and ensuring timely reporting and provision of information to the Board and the stakeholders of Novo Nordisk. Executive Management meets at least once a month and often more frequently. The Board appoints members of Executive Management and determines remuneration. The Chairmanship reviews the performance of the executives.

Remuneration principles
Details about the company’s remuneration principles and the remuneration of the Board of Directors and Executive Management can be found in the Remuneration Report on pp 46–49.

Novo Nordisk Annual Report 2010 41

Back to Contents

Corporate governance, remuneration and leadership

Assurance

External audit
The company’s financial reporting and the internal controls over financial reporting processes are audited and assessed by an external auditor elected at the annual general meeting. The auditor acts in the interest of shareholders and reports any significant findings regarding accounting matters and any significant internal control deficiencies via the Audit Committee to the Board and in the Auditor’s Long-Form Report. As part of the company’s commitment to financial, environmental and social responsibility, Novo Nordisk voluntarily includes an assurance report for non-financial reporting in its annual report. The assurance provider reviews whether the non-financial performance information included in the annual report is inclusive, covers aspects deemed to be material and is responsive to company stakeholders.

The assurance process also serves to verify the internal control processes of the non-financial information reported in the annual report.

Internal audit
The company’s internal audit function, Group Internal Audit, reports to the Audit Committee. The internal audit function provides independent and objective assurance primarily within internal control over financial processes and business ethics. To ensure that the function works independently of management, its charter, audit plan and budget are approved by the Audit Committee. The Audit Committee must approve the appointment, remuneration and dismissal of the head of the internal audit function.

Internal control
Novo Nordisk’s risk management and internal controls in relation to financial processes are designed with the purpose of effectively controlling the risk of material misstatements. A detailed description of the implemented internal controls and risk management system in relation to financial reporting processes is available at novonordisk.com/about_us/corporate_governance/ internal_control.asp. Novo Nordisk is in compliance with US Sarbanes–Oxley Act section 404, which requires detailed documentation of the design and operation of financial reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls that could lead to a material misstatement in the financial reporting. The company’s conclusion and the auditor’s evaluation of these processes are included in its Form 20-F filing to the US SEC.

The Board alsp requires that non-financial information be subject to the same types of internal control procedures required of financial data under the Sarbanes–Oxley Act. Novo Nordisk has been working towards this objective since 2008.

Corporate governance codes and practices

New Danish Corporate Governance Recommendations were introduced in 2010. Novo Nordisk is following the majority of the recommendations, but does not follow three:

•	The Board does not have a nomination committee.
•	The Board does not have a remuneration committee.
•	Existing executive employment contracts allow for severance of more than 24 months' fixed base salary plus pension contribution.

Explanations for deviations from these recommendations are given on pp 41 and 48–49.

To be in line with four other recommendations, the following proposals will be presented to the 2011 Annual General Meeting regarding:

•	retirement age for board members
•	approval of remuneration principles by the general meeting
•	explanation of remuneration package elements and
•	a provision allowing the company to reclaim variable remuneration paid on the basis of data proved to be manifestly misstated.

As a foreign listed private issuer Novo Nordisk is in compliance with the corporate governance standards of the New York Stock Exchange, where Novo Nordisk’s ADRs are listed.

The applicable corporate governance codes for each exchange and a detailed review of Novo Nordisk’s compliance are available at novonordisk.com/about_us. In accordance with Section 107b of the Danish Financial Statements Act, Novo Nordisk has disclosed the mandatory corporate governance report at novonordisk.com/about_us/corporate_governance/compliance.asp.

42 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

Risk management

Novo Nordisk has developed a dynamic approach to risk management to ensure that key risks are proactively identified, assessed and managed. Maintaining and monitoring a systematic integrated process to continually assess business risks is the responsibility of Executive Management. The Risk Management Board, with representatives of Senior Management from all parts of the business and chaired by the chief financial officer, sets the strategic direction for the risk management process and challenges the overall risk and control profile for Novo Nordisk.

Our policy for risk management is to proactively manage risk to ensure continued growth of our business and to protect our people, assets and reputation. This means that we:

•	utilise an effective and integrated risk management system while maintaining business flexibility

•	identify and assess material risks associated with our business

•	monitor, manage and mitigate risks.

Our risk willingness is not one specific figure or formula, but varies depending upon the specific category of risk. The main characteristics of Novo Nordisk’s risk willingness are:

•	We innovate to help patients and to defeat diabetes by finding better methods of diabetes prevention, detection and treatment. We will offer products and services in other areas where we can make a difference. We accept the commensurate high level of risk involved in bringing new treatments or innovative products to market that meet the needs of patients.

•	Because the safety of patients is paramount, vigorous efforts are made to reduce product safety risks to the lowest level possible.

•	A conservative approach is taken to the management of financial risks.

•	We strive to reduce supply chain risks through proactive business continuity planning, regular inspections and back-up facilities.

•	We have a zero tolerance approach to unethical business conduct.

Risk management process
All major business areas are required to report their most significant financial and non-financial risks quarterly, along with plans or processes to manage these risks. The Risk Office, acting as the secretariat for the Risk Management Board, challenges business areas about reported risks. Reported risks are then consolidated into a ranking and assessment of the company’s key risks. This information is presented to the Risk Management Board and then to Executive Management, the Audit Committee and the Board of Directors.

All assessments of risk take into account the likelihood of an event and its potential impact on the business. Impacts are quantified and assessed in terms of potential financial loss and reputational damage. Risks are assessed both as gross risk and net risk. The assessment of gross risk assumes that no mitigating actions have been implemented, whereas net risk assessment takes into account mitigating actions already implemented and their anticipated effect. Enterprise risk management increases our ability to assess and understand risks separately and in relation to each other from a global perspective but with local control.

More information on our risk management process is available at annualreport2010.novonordisk.com.

The risks that we deem of greatest importance to our business are categorised and described below. They are not, however, ranked. Many of these issues are also discussed elsewhere in the report.

Market risks
Price pressures
As healthcare costs have risen, outstripping the pace of economic growth, there is increasing economic, political and regulatory pressure to contain pharmaceutical prices. The impact of the global economic recession has further exacerbated this trend.

In the US, healthcare reform legislation passed in 2010 is likely to impact Novo Nordisk’s business. However, uncertainties regarding the implementation of specific aspects of the legislation remain. In Europe, the impact of the global economic recession coupled with budget deficits in many countries is increasing the pressure on governments to control healthcare spending even more tightly. As a result, we are operating in an increasingly challenging environment with significant price pressure.

It is increasingly imperative to document treatment benefits to ensure that innovation is properly valued. Novo Nordisk has therefore increased the number of clinical and health-economic studies to substantiate the benefits of our products for patients and society, particularly for improved diabetes treatment. For more information on how Novo Nordisk is addressing pricing challenges, see p 5.

Biosimilar competition
The market for therapeutic proteins is becoming more attractive to biosimilar producers as regulatory rules in Europe and the US are changing to allow producers to introduce biosimilar products when patents for branded products expire. This development is exacerbated by increasing pressures on governments to contain healthcare costs.

Novo Nordisk anticipates that the expiration of certain patents could impact sales within the next five years. However, with the continuing transition from human to modern insulins, an increasing proportion of Novo Nordisk’s diabetes care sales in major markets are protected by patents.

Traditionally, earlier generations of insulin products have been off patent for years so this is a risk with which Novo Nordisk is familiar and has considerable experience addressing. Biosimilar products have been present on the European market for several decades but have had only a marginal impact. In countries such as India and China, where the company has long had biosimilar competition, Novo Nordisk has maintained an insulin volume market share of approximately 60%.

Novo Nordisk Annual Report 2010 43

Back to Contents

Corporate governance, remuneration and leadership

Research and development risks
Bringing new products to market
Continued growth in our business depends on the company’s ability to develop and offer better treatments to patients. During each stage of the development process, which includes extensive non-clinical tests and clinical trials as well as an elaborate regulatory approval process, we may encounter serious obstacles which may delay our product initiatives and add substantial expense, or which could cause us to abandon a product initiative altogether. Delays in bringing new products such as Degludec and DegludecPlus to market would impact our ability to reach long-term financial targets.

In our experience, there is less than a 35% chance for a product candidate in phase 1 in the pipeline ultimately being approved for marketing, while the chance of success is around 40% for Phase 2 product candidates and rises to around 70% for Phase 3 but there remains significant uncertainty regarding the timing and success of the regulatory approval process. The reasons for delays or failure include, for instance: failure of the product candidate in non-clinical studies due to safety concerns; problems in completing formulation and other testing and work necessary to support a regulatory approval process; adverse reactions to the product candidate or indications of other safety concerns; failure in clinical trial data to support the safety or efficacy of the product candidate; inability to manufacture, in a timely and cost-efficient manner, sufficient quantities of the product candidate for development or commercialisation activities; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Due to the risks and uncertainties involved in progressing through non-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Production and quality risks
Supply disruptions
Failure or breakdown in any of the company’s vital production facilities could adversely affect the results of operations, as well as possibly causing employee injuries or infrastructure damage. Fire-prevention design, alarms and fire instructions, annual inspections, back-up facilities and safety inventories are aimed at mitigating this risk. To spread this risk geographically and optimise costs and supply logistics, we have expanded production capacity beyond the company’s European base to the US, Brazil and China. See the map of our production facilities on pp 26–27.

Continued growth depends on our ability to develop and offer better treatments to patients.

Risk of product recalls
Product safety is directly linked to patient well-being, so safety and product quality are paramount concerns from both financial and reputational perspectives. While the gross risk is very high, with product safety having the potential to adversely affect operations, we believe that our vigorous efforts to manage and mitigate this risk effectively reduce the company’s net risk profile. We have a global corporate quality system in place, including quality audits, quality improvement plans and systematic Senior Management reviews.

For information on Novo Nordisk’s product recalls during 2010, see p 10.

Managing risks throughout our business

44 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

Financial risks
Exchange rates
As a global business, fluctuations in currency exchange rates impact the reported performance. Novo Nordisk’s reporting currency and the functional currency of corporate operations is the Danish krone, which is closely linked to the euro in a narrow range. However, the company has substantial exposure to other currencies, including the US dollar, Japanese yen, Chinese yuan and British pound. For information on how the company manages these risks, see note 27 in the financial statements on pp 80–81.

Tax disputes
During the ongoing course of business, tax disputes may arise in relation to different jurisdictions.

Ethical risks
Marketing practices
In a competitive environment with increasing public scrutiny and regulation, marketing practices can be the source of legal action or reputational risk. Our reputation as a trusted healthcare partner is integral to effectively maintaining and growing our business. At the same time, the regulatory context for marketing activity is constantly changing. A business ethics policy and global business ethics procedures, paired with close monitoring of performance and reporting requirements, all aim to mitigate these risks. Significant resources are also dedicated to training marketing and sales people around the world. Significant legal issues relating to marketing practices are included in note 31 on pp 87–88.

Legal risks
Intellectual property
Patent rights are a very important tool for promoting innovation, leading to new and better products and processes, and stimulating long-term economic growth and job creation. Governments may not recognise the validity of patents or may be unable or unwilling to uphold intellectual property rights.

We will enforce our patent rights in cases of infringement when this is deemed advisable by Executive Management after careful analysis of the commercial and legal aspects of enforcement. Similar analysis is applied to decisions to defend Novo Nordisk’s patent rights against other legal challenges. Significant legal issues related to intellectual property are included in note 31 on pp 87–88.

Other legal risks
Novo Nordisk operates in a complex global legal and regulatory environment with diverse national, regional and international legislation. Legal issues may arise relating to product liability claims, company practices and government investigations.

In May 2009, Novo Nordisk entered into a Deferred Prosecution Agreement (DPA) for a three-year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Oil For Food Programme for Iraq. We must comply with the terms of the DPA in order for the case to be dismissed. Novo Nordisk has subsequently enacted a detailed programme to ensure compliance with the DPA, including a reinforced governance structure, enhanced third-party due diligence systems and periodic testing of systems, policies and procedures.

Further information on significant legal issues related to product liability claims, business practices and government investigations is included in note 31 on pp 87–88.

Novo Nordisk Annual Report 2010 45

Back to Contents

Corporate governance, remuneration and leadership

Remuneration report

In keeping with our aim to attract, retain and motivate talented employees in the competitive global pharmaceutical market, compensation at Novo Nordisk is designed to be competitive, reward short-term as well as long-term performance and align interests with those of shareholders.

On a global basis, compensation packages are guided by five broad principles:

•	A total rewards approach
In addition to a fixed base salary, incentives and benefits, non-financial remuneration such as continuing education, career progression and working environment are important elements of the ‘total rewards’ package.

•	Market linked
Salaries, incentives and benefits are positioned and maintained at the level required to be competitive in local markets, generally between the local market median and upper quartile. Novo Nordisk also provides adequate life insurance, healthcare and pension provisions irrespective of local competitive practice.

•	Performance linked There is a transparent, direct link between employee performance and remuneration. Variable pay is used to reward performance, with base pay increases reflecting market conditions.

•	Transparency Clear communication of remuneration programmes is a priority, and all costs associated with compensation practices are known and publicly disclosed.

•	Flexibility
Subject to corporate governance or legal requirements, flexibility is encouraged. Flexible solutions must be cost neutral to Novo Nordisk, and adequate levels of insurance must be maintained.

Remuneration principles
In accordance with new Danish Corporate Governance Recommendations introduced during 2010, Novo Nordisk’s remuneration principles have been revised to include incentive guidelines, a description of the reasons for choosing the individual components of the remuneration, a description of the criteria on which the balance between the individual components of the remuneration is based and a right for Novo Nordisk to reclaim in full or in part variable remuneration paid on the basis of data subsequently determined to be manifestly misstated. The revised remuneration principles will be presented for approval to the 2011 Annual General Meeting.

Executive remuneration
Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board. On an annual basis, executive remuneration is assessed against a benchmark of large Danish companies with international activities, and this information is supplemented by information on remuneration levels for similar positions in the international pharmaceutical industry.

The 2010 assessment of executive remuneration against a benchmark of large Danish companies determined that elements in the remuneration package are below market benchmark levels. At the 2011 Annual General Meeting it will be proposed that executive remuneration be assessed against a benchmark of relevant Scandinavian companies and European pharmaceutical companies, which in size and complexity are more similar to Novo Nordisk.

Remuneration packages for executives consist of a fixed base salary, a cash-based incentive, share-based incentive, a pension contribution and other benefits. The split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while promoting sound long-term business decisions to achieve the company’s objectives. The aggregate maximum amount that may be granted as incentives for a given year is currently equal to 12 months’ fixed base salary plus pension contribution.

Remuneration package components

46 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

Fixed base salary
The fixed base salary accounts for approximately 40–60% of the total value of the remuneration package. The base salary is intended to attract and retain executives with the professional and personal competences required to drive the company’s performance.	Cash-based incentive
The cash-based incentive is designed to incentivise individual performance and short-term achievements in line with company needs, and may result in a maximum annual payout per year equal to four months’ fixed base salary plus pension contribution. The performance targets are individualised and are linked to the

Executive Management and other members of the Senior Management Board

DKK million	Fixed base salary	Cash-based incentive	Pensions	Other benefits	Share-based incentive	Total remuneration

2010 Executive Management:
Lars Rebien Sørensen	6.6	2.2	2.2	0.3	–	11.3
Jesper Brandgaard	4.3	1.4	1.4	0.3	–	7.4
Lise Kingo	3.9	1.3	1.3	0.3	–	6.8
Kåre Schultz	4.7	1.6	1.7	0.3	–	8.3
Mads Krogsgaard Thomsen	4.3	1.4	1.4	0.3	–	7.4

Executive Management in total	23.8	7.9	8.0	1.5	–	41.2

Other members of the Senior Management Board in total[1]	62.5	23.8	20.9	10.3	–	117.5

Joint pool[2]					64.3	64.3

2009 Executive Management:
Lars Rebien Sørensen	6.5	1.6	2.0	0.3	–	10.4
Jesper Brandgaard	4.2	1.4	1.4	0.3	–	7.3
Lise Kingo	3.8	1.3	1.2	0.3	–	6.6
Kåre Schultz	4.5	1.2	1.6	0.3	–	7.6
Mads Krogsgaard Thomsen	4.2	1.0	1.3	0.3	–	6.8

Executive Management in total	23.2	6.5	7.5	1.5	–	38.7

Other members of the Senior Management Board in total[1]	59.5	20.5	19.6	10.6	–	110.2

Joint pool[2]					54.4	54.4

1.	The total remuneration for 2010 includes remuneration to 24 senior vice presidents, three of whom retired or left the company. The 2010 remuneration for these three senior vice presidents is included in the table above whereas a settlement of 25 million Danish kroner is not included. The total remuneration for 2009 includes remuneration to 25 senior vice presidents, none of whom resigned during the year.
2.	The joint pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant-date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the joint pool, approximately 30% of the pool will be allocated to the members of Executive Management and 70% to other members of the Senior Management Board (2009: 30% and 70% respectively). In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years.

Management’s long-term incentive programme
The shares allocated to the joint pool for 2007 (166,292 shares) were released to the individual participants following approval by the Board of Directors on 1 February 2011. Based on the share price at the end of 2010, the value of the released shares is as follows:

Value as at 31 December 2010 of shares released 1 February 2011	Number of shares	Market value[1] (DKK million)

Executive Management:
Lars Rebien Sørensen	14,851	9.3
Jesper Brandgaard	9,893	6.2
Lise Kingo	9,893	6.2
Kåre Schultz	9,893	6.2
Mads Krogsgaard Thomsen	9,893	6.2

Executive Management in total	54,423	34.1

Other members of the Senior Management Board in total[2]	88,722	55.8

1.	The market value of the shares released in 2011 is based on the Novo Nordisk B share price at the end of 2010 of DKK 629.
2.	In addition, 23,147 shares (market value: DKK 14.6 million) were released to retired members of management.

Lars Rebien Sørensen serves as a member of the Board of Directors of Danmarks Nationalbank, from which he received remuneration of DKK 20,000 in 2010 (compared with DKK 10,000 in 2009), as a member of the Board of Directors of DONG Energy A/S, from which he received remuneration of DKK 175,000 in 2010 (compared with DKK 175,000 in 2009) and as a member of the Supervisory Board of Bertelsmann AG, from which he received remuneration of EUR 50,000 in 2010 (compared with EUR 87,500 in 2009). Until March 2010, Mr Sørensen also served as a member of the Board of Directors of ZymoGenetics, Inc. but did not receive any remuneration. Jesper Brandgaard serves as chairman of the Board of SimCorp A/S, from which he received remuneration of DKK 794,425 in 2010 (compared with DKK 856,400 in 2009). Kåre Schultz serves as a member of the Board of Directors of LEGO A/S, from which he received remuneration of DKK 300,000 in 2010 (compared with DKK 250,000 in 2009). As of 11 October 2010, Kåre Schultz has also served as Chairman of the Board of Directors of Unibrew A/S, from which he received remuneration of DKK 156,250 in 2010. Mads Krogsgaard Thomsen serves as a member of the Board of Directors of Cellartis AB, from which he received remuneration of SEK 50,000 in 2010 (SEK 50,000 in 2009).

Novo Nordisk Annual Report 2010 47

Back to Contents

Corporate governance, remuneration and leadership

goals in the company's Balanced Scorecard. Short-term targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for executive vice presidents are fixed by the chief executive officer. The Chairmanship of the Board evaluates the degree of achievement for each member of Executive Management based on input from the chief executive officer. At the 2011 Annual General Meeting, it will be proposed that cash-based incentives may result in a maximum payout equal to six months’ fixed base salary plus pension contribution.

Share-based incentives
The long-term, share-based incentive programme, designed to promote the collective performance of Executive Management and align the interests of executives and shareholders, may result in an annual allocation of up to eight months’ fixed base salary plus pension contribution.

At the beginning of each year, the Board decides whether to establish a long-term incentive programme for that year. The programme is based on a calculation of shareholder value creation compared with planned performance. Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital-based return (WACC) requirement on average invested capital. A proportion of the calculated shareholder value creation is allocated to a joint pool for the participants, which include Executive Management and other members of the Senior Management Board. The Senior Management Board consists of five members of Executive Management and senior vice presidents.

The allocation to the joint pool may, subject to the Board’s assessment, be reduced in the event of lower-than-planned performance in significant research and development projects or key sustainability projects. Targets for non-financial performance may include achievement of certain milestones by set dates.

Once the joint pool has been approved by the Board, the total cash amount is converted into Novo Nordisk B shares at market price, which is calculated as the average trading price on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the prior year. The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer has three units, executive vice presidents have two units each and other members of the Senior Management Board have one unit each.

Joint pool shares for a given year are locked up for three years before they are transferred to participants. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool for the benefit of the other participants. In the lock-up period, the Board may remove shares from the joint pool in the event of lower-than-planned value creation in subsequent years. In the lock-up period, the value of the joint pool will change depending on the development in the share price, aligning the interests of participants with those of shareholders.

Compensation at Novo Nordisk is designed to be competitive, reward performance and align interests with those of shareholders.

Pension
The pension contribution is 25–30% of the fixed base salary including bonus. Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits
Other benefits are added to ensure that overall remuneration is competitive and aligned to local practice. Executives receive non-monetary benefits such as company cars and phones. Such benefits are approved by the Board by delegation of powers to the Chairmanship. In addition, executives may participate in employee benefit programmes such as employee share purchase programmes.

Severance payment
Novo Nordisk may terminate employment by giving executives 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice.

In addition to the notice period, executives are entitled to a severance payment. Existing employment contracts allow severance payments of up to 36 months’ fixed base salary plus pension contributions in the event of a merger, acquisition or takeover of Novo Nordisk. In the case of termination by Novo Nordisk for other reasons, the severance payment is three months’

Executive remuneration

48 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

fixed base salary plus pension contribution per year of employment as an executive and taking into account previous employment history. In no event will severance be less than 12 months’ or more than 36 months’ fixed base salary plus pension contribution. For new employment contracts, severance will be no more than 24 months’ fixed base salary plus pension contribution, which will bring Novo Nordisk into alignment with the Danish Corporate Governance Recommendations in the long term.

Remuneration of board members
Remuneration of the Board of Directors includes a fixed base fee, a multiplier of the fixed base fee for the Chairmanship and members of the Audit Committee, fees for ad hoc tasks and a travel allowance. Remuneration is aligned with levels at other major Danish companies. At the 2011 Annual General Meeting, it will be proposed that the benchmark be changed to include relevant Scandinavian companies and European pharmaceutical companies.

The results of the annual remuneration benchmark are presented to the Board at its October meeting. In 2010, the benchmark of board remuneration included 15 large listed companies from the OMX C20 index, Nordic companies and European pharmaceutical companies. It was determined that the remuneration of Novo Nordisk’s board was broadly in line with other Danish companies, though these had not been adjusted for a period, but below Nordic companies and significantly below board remuneration at other European pharmaceutical companies. The gap was most significant for the remuneration of the chairman and vice chairman.

At the December meeting the Board agrees on recommendations for remuneration levels for the next financial year. In connection with the approval of the annual report, the Board approves the recommendation for actual remuneration for the past financial year and endorses the recommendation on remuneration levels for the current financial year. This is then presented to the annual general meeting for approval.

Each board member receives a fixed base fee annually. The chairman receives 2.5 times the base fee and the vice chairman receives 1.5 times the base fee. Service on the Audit Committee entitles board members to an additional fee. The Audit Committee chairman receives 1.25 times the base fee and Audit Committee members receive 0.5 times the base fee.

Following the benchmark conducted in 2010, the proposal put forward at the 2011 Annual General Meeting will include a change in the base fee from 400,000 to 500,000 Danish kroner, and a change in the multiplier for the board vice chairman from 1.5 to 2.0 times the base fee and for the board chairman from 2.5 to 3.0 times the base fee. At the same time it will be proposed to change the multiplier for the Audit Committee chairman from 1.25 to 1.0 times the base fee.

Individual board members may take on specific ad hoc tasks outside their normal duties. In such cases the Board determines a fixed fee for the work carried out related to those tasks.

Travel and other expenses
All board members who do not reside in Denmark are paid a fixed travel allowance when attending board meetings in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. The travel allowance is EUR 2,500 per meeting. At the 2011 Annual General Meeting, an increase to EUR 3,000 for European-based board members and EUR 6,000 for US and Asia-based board members will be proposed.

Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reimbursed.

Variable remuneration
Board members are not offered stock options, warrants or participation in other incentive schemes.

Board of Directors
In 2010, the base fee for members of the Board of Directors was DKK 400,000 (DKK 400,000 in 2009).

	2010				2009

DKK million	Board of Directors	Fee for ad hoc tasks and committee work[1]	Travel allowance	Total	Board of Directors	Fee for ad hoc tasks and committee work[1]	Travel allowance	Total

Sten Scheibye (chairman of the Board)	1.0	–	–	1.0	1.0	–	–	1.0
Göran A Ando (vice chairman of the Board)[2]	0.6	0.3	0.1	1.0	0.6	0.3	0.1	1.0
Kurt Anker Nielsen (chairman of the Audit Committee)	0.4	0.5	–	0.9	0.4	0.5	–	0.9
Jørgen Wedel (Audit Committee member)	0.4	0.2	0.1	0.7	0.4	0.2	0.1	0.7
Hannu Ryöppönen (Audit Committee member)	0.4	0.2	0.1	0.7	0.3	0.2	0.1	0.6
Anne Marie Kverneland	0.4	–	–	0.4	0.4	–	–	0.4
Henrik Gürtler	0.4	–	–	0.4	0.4	–	–	0.4
Johnny Henriksen[3]	0.1	–	–	0.1	0.4	–	–	0.4
Ulrik Hjulmand-Lassen[4]	0.3	–	–	0.3	–	–	–	–
Pamela J Kirby	0.4	–	0.1	0.5	0.4	–	0.1	0.5
Stig Strøbæk	0.4	–	–	0.4	0.4	–	–	0.4
Søren Thuesen Pedersen	0.4	–	–	0.4	0.4	–	–	0.4

Total	5.2	1.2	0.4	6.8	5.1	1.2	0.4	6.7

1.	Ad hoc fees are for the research and development facilitator.
2.	Göran A Ando was re-elected research and development facilitator in March 2010 and served throughout 2010.
3.	Resigned as of March 2010.
4.	Employee-elected board member as of March 2010.

Novo Nordisk Annual Report 2010 49

Back to Contents

Corporate governance, remuneration and leadership

Board of Directors

Sten Scheibye, picture 1
From 1995 to 2008, Mr Scheibye was president and CEO of Coloplast A/S, Denmark. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales and marketing in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981. Mr Scheibye is chairman of the Board of Directors of the Trade Council of Denmark and the Board of Governors of DTU (the Technical University of Denmark) and a member of the boards of Gambro AB, Sweden, Danske Bank A/S, Rambøll Gruppen A/S, DADES A/S, the Danish Industry Foundation and the Aase and Ejnar Danielsen Foundation, all in Denmark. Furthermore, he is chairman of the Denmark-America Foundation and vice chairman of the Danish Fulbright Commission. Mr Scheibye has an MSc in Chemistry and Physics (1978) and a PhD in Organic Chemistry (1981), both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark (1983). The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly in relation to people requiring chronic care, and managerial skills relating to international organisations. Mr Scheibye became vice chairman of the Novo Nordisk A/S Board in 2004 and chairman in 2006.

Göran A Ando, picture 2
Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003. From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee. Dr Ando is a founding fellow of the American College of Rheuma-tology in the US. Dr Ando serves as chairman of the Board of Novexel SA, France, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, EDBI Pte Ltd, Singapore, NicOx SA, France, EUSA Pharma, UK, CBio Ltd, Australia, and Albea Pharmaceuticals AG, Switzerland. Dr Ando also serves as a senior advisor to Essex Woodlands Health Ventures UK Ltd. and is chairman of the Scientific Advisory Board, Southwest Michigan First, US. Dr Ando qualified as a medical doctor at Linköping Medical University, Sweden (1973) and as a specialist in general medicine at the same institution (1978). The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and his extensive executive background within the international pharmaceutical industry. Dr Ando became vice chairman of the Novo Nordisk A/S Board in 2006.

Henrik Gürtler, picture 3
Henrik Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000, he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs. Mr Gürtler is chairman of the boards of Novozymes A/S, Copenhagen Airports A/S and COWI A/S, all in Denmark. Mr Gürtler has an MSc in Chemical Engineering from DTU (the Technical University of Denmark) (1976). The special competences possessed by Mr Gürtler that are important for the performance of his duties are his knowledge of the Novo Group’s business and its policies and his knowledge of the international biotech industry.

Ulrik Hjulmand-Lassen, picture 4
Ulrik Hjulmand-Lassen joined Novo Nordisk in 2002 and currently works as a senior IT quality advisor in IT Governance. Mr Hjulmand-Lassen has a BSc from DTU (the Technical University of Denmark)/DIA-E from 1985, trained as an ISO 9001 lead auditor in 2006 and as an MCSA/IT Security in 2009.

Pamela J Kirby, picture 5
From 2001 to 2003, Pamela J Kirby was CEO of the contract research organisation Quintiles Transnational Corporation, US, and before that Dr Kirby was director of Global Strategic Marketing of F. Hoffman-La Roche Limited, Switzerland, from 1998 to 2001. From 1996 to 1998, Dr Kirby was commercial director at British Biotech plc, UK, and from 1979 to 1996, Dr Kirby was employed by Astra (now AstraZeneca) in various international positions, most recently as regional director/vice president of Corporate Strategy, Marketing and Business Development. Dr Kirby is chairman of the Board of Scynexis Inc, US, and a board member of Smith & Nephew plc, UK, and Informa plc, Switzerland. Dr Kirby has a BSc in Pharmacology (1975) and a PhD in Clinical Pharmacology (1978), both from the University of London, UK. The special competences possessed by Dr Kirby that are important for the performance of her duties are her scientific qualifications and her extensive executive background

Name (male/female)	First elected	Term	Nationality	Date of birth	Independence[3]
Sten Scheibye (m)	2003	2011	Danish	3 Oct 1951	Independent
Göran A Ando (m)	2005	2011	Swedish	6 Mar 1949	Not independent[1]
Henrik Gürtler (m)	2005	2011	Danish	11 Aug 1953	Not independent[1]
Ulrik Hjulmand-Lassen[2] (m)	2010	2014	Danish	28 Apr 1962	Not independent
Pamela J Kirby (f)	2008	2011	British	23 Sep 1953	Independent
Anne Marie Kverneland[2] (f)	2000	2014	Danish	24 Jul 1956	Not independent
Kurt Anker Nielsen (m)	2000	2011	Danish	8 Aug 1945	Not independent[1,4]
Søren Thuesen Pedersen[2] (m)	2006	2014	Danish	18 Dec 1964	Not independent
Hannu Ryöppönen (m)	2009	2011	Finnish	25 Mar 1952	Independent[4,5]
Stig Strøbæk[2] (m)	1998	2014	Danish	24 Jan 1964	Not independent
Jørgen Wedel (m)	2000	2011	Danish	10 Aug 1948	Independent[4,5]
1.	Member of management or the Board of Novo A/S or the Novo Nordisk Foundation.
2.	Elected by employees of Novo Nordisk.
3.	In accordance with section 5.4.1 of Recommendations on Corporate Governance designated by NASDAQ OMX Copenhagen.
4.	Mr Nielsen, Mr Ryöppönen and Mr Wedel qualify as independent Audit Committee members as defined by the US Securities and Exchange Commission (SEC).
5.	Mr Ryöppönen and Mr Wedel qualify as independent Audit Committee members as defined under part 8 of the Danish Act on Approved Auditors and Audit Firms.

50 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

within the international pharmaceutical and biotech industries, particularly in respect of marketing, strategic planning, clinical trials and life cycle management related to pharmaceutical products.

Anne Marie Kverneland, picture 6
Anne Marie Kverneland joined Novo Nordisk in July 1981 as a laboratory technician and is currently working as a full-time shop steward. Ms Kverneland has a degree in medical laboratory tech -nology from the Copenhagen University Hospital, Denmark (1980).

Kurt Anker Nielsen, picture 7
Kurt Anker Nielsen was initially employed by Novo Industri A/S in 1974 as an economist. He served as CFO and deputy CEO of Novo Nordisk A/S until 2000, and from 2000 to 2003 he was CEO of Novo A/S. He serves as vice chairman of the Board of Novozymes A/S and as a member of the boards of the Novo Nordisk Foundation and LifeCycle Pharma A/S, both in Denmark. He is chairman of the board of Reliance A/S, Denmark, and a member of the board of Vestas Wind Systems A/S, Denmark. He is also the elected Audit Committee chairman for Novozymes A/S, LifeCycle Pharma A/S and Vestas Wind Systems A/S. Mr Nielsen serves as chairman of the Board of Directors of Collstrups Mindelegat, Denmark. Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark (1972). The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience with accounting, financial and capital market issues. Mr Nielsen has been chairman of the Audit Committee at Novo Nordisk A/S since 2004 and is designated as financial expert under both Danish and US law.[4]

Søren Thuesen Pedersen, picture 8
Søren Thuesen Pedersen joined Novo Nordisk in January 1994 and is currently working as a specialist in Strategic Quality Development. Mr Pedersen has been an employee-elected member of the Board of Directors of the Novo Nordisk Foundation since 2002. Mr Pedersen has a BSc in Chemical Engineering from the Danish Academy of Engineers (1988).

Hannu Ryöppönen, picture 9
Hannu Ryöppönen was CFO and deputy CEO of Stora Enso Oyj, Finland, until 2009. Before that he was CFO and an executive in Royal Ahold, the Netherlands, from 2003 to 2005, and served on the Board of Directors of the ICA Group, Sweden, including the chairmanship of the Audit Committee. From 1999 to 2003, Mr Ryöppönen was finance director of Industri Kapital Group, UK. Mr Ryöppönen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO in IKANO Asset Management from 1998 to 1999. From 1977 to 1985, Mr Ryöppönen held various management positions at Chemical Bank in the US and the UK, as well as at Alfa Laval in the US and Sweden. Mr Ryöppönen is chairman of the Board of Directors of Tiimari Oyj, Vice Chairman of the Board of Directors of Rautaruukki Oyj and a member of the Board of Directors of Neste Oil Oyj, and Amer Sports Oyj, all in Finland, and a member of the Board of Directors of Korsnäs AB, Sweden. Mr Ryöppönen is also chairman of the Audit Committees of Amer Sports Oyj and Rautaruukki Oyj, and a member of the Audit Committee of Neste Oil Oyj. Finally, Mr Ryöppönen is chairman of the Board of Directors of the Altor private equity funds, Altor 2003 GP Limited, Altor Fund II GP Limited and Altor III GP Limited, Jersey, Channel Islands, and a member of the Board of Directors of the private equity fund Value Creation Investments Limited, Jersey, Channel Islands. Mr Ryöppönen has a BA in Business Administration from Hanken School of Economics,

Novo Nordisk Annual Report 2010 51

Back to Contents

Corporate governance, remuneration and leadership

Helsinki, Finland (1976). The special competences possessed by Mr Ryöppönen that are important for the performance of his duties are his international executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financing and capital market issues, but also his experience within private equity and mergers & acquisitions (M&A). Mr Ryöppönen has been a member of the Audit Committee at Novo Nordisk A/S since 2009 and is designated as financial expert under both Danish and US law.[4,5]

Stig Strøbæk, picture 10
Stig Strøbæk joined Novo Nordisk in 1992 as an electrician and is currently working as a full-time shop steward. Mr Strøbæk has been an employee-elected member of the Board of Directors of the Novo Nordisk Foundation since 1998. Mr Strøbæk has a diploma in electrical engineering and a diploma in further training for board members from the Danish Employees’ Capital Pension Fund.

Jørgen Wedel, picture 11
Jørgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. From 2004 to 2008, he was a board member of ELOPAK AS, Norway. Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark (1972), majoring in accounting and financing, and an MBA from the University of Wisconsin, US (1974). The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a global consumer-oriented company within the fast-moving consumer goods industry, as well as particular insight into the US market. In addition, he possesses competences in relation to auditing and accounting. Mr Wedel has been a member of the Audit Committee at Novo Nordisk A/S since 2005, and is designated as financial expert under both Danish and US law.[4,5]

Organisational structure: Senior Management Board

1.	Employee total includes those who work for NNE Pharmaplan A/S, NNIT A/S and Steno Diabetes Center A/S. Morten Nielsen (NNE Pharmaplan) and Per Kogut (NNIT) are also members of the Senior Management Board.
2.	From 1 January 2011.

52 Novo Nordisk Annual Report 2010

Back to Contents

Corporate governance, remuneration and leadership

Executive Management

Lars Rebien Sørensen, picture A
Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years, he has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed a member of Corporate Management in May 1994, and in December 1994 he was given special responsibility within Corporate Management for Health Care. He was appointed president and CEO in Novem ber 2000. Mr Sørensen is a member of the boards of DONG Energy A/S and Danmarks Nationalbank, both in Denmark, as well as a member of the Bertelsmann AG Supervisory Board, Germany. He has an MSc in Forestry from the Royal Veterinary and Agricultural University (now the Life Sciences Faculty of the University of Copen-hagen), Denmark (1981), and a BSc in International Economics from the Copenhagen Business School, Denmark (1983). He received the French award Chevalier de l’Ordre National de la Légion d’Honneur in 2005. In October 2007, he became an adjunct professor of the Life Sciences Faculty of the University of Copenhagen. Mr Sørensen is a Danish national, born on 10 October 1954.

Jesper Brandgaard, picture B
Jesper Brandgaard joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance and was appointed CFO in November 2000. He serves as chairman of the boards of SimCorp A/S, NNE Pharmaplan A/S and NNIT A/S, all in Denmark. Mr Brandgaard has an MSc in Economics and Auditing (1990) and an MBA (1995), both from the Copenhagen Business School, Denmark. Mr Brandgaard is a Danish national, born on 12 October 1963.

Lise Kingo, picture C
Lise Kingo joined Novo Nordisk in 1988 and has worked over the years to build up the company’s Triple Bottom Line approach. Ms Kingo was appointed senior vice president in 1999 and executive vice president, Corporate Relations, in 2002. Ms Kingo serves as chair of the board of the Steno Diabetes Center A/S, Denmark. She is also associate professor of the Medical Faculty, Vrije Universiteit, Amsterdam, the Netherlands. Ms Kingo has a BA in Religions and a BA in Ancient Greek Art from the University of Aarhus, Denmark (1986), a BComm in Marketing Economics from the Copenhagen Business School, Denmark (1991), and an MSc in Responsibility and Business Practice from the University of Bath, UK (2000). Ms Kingo is a Danish national, born on 3 August 1961.

Kåre Schultz, picture D
Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed chief of staffs. In March 2002, he took over the position of COO. Mr Schultz is chairman of the Board of Royal Unibrew A/S and a member of the board of LEGO A/S, both in Denmark. Mr Schultz has an MSc in Economics from the University of Copenhagen, Denmark (1987), and is a Danish national, born on 21 May 1961.

Mads Krogsgaard Thomsen, picture E
Mads Krogsgaard Thomsen joined Novo Nordisk in 1991. He was appointed CSO in November 2000. He sits on the editorial boards of international journals and is a member of the board of Cellartis AB, Sweden. Dr Thomsen has a DVM from the Royal Veterinary and Agricultural University (now the Life Sciences Faculty of the University of Copenhagen), Denmark (1986), where he also obtained a PhD (1989) and a DSc degree (1991), and became adjunct professor of pharmacology (2000). He is a former president of the National Academy of Technical Sciences (ATV), Denmark. Dr Thomsen is a Danish national, born on 27 December 1960.

Novo Nordisk Annual Report 2010 53

Back to Contents

Shares and capital structure

Shares and capital structure

We aim to communicate openly with stakeholders about the company’s financial and business development as well as strategies and targets. Through active dialogue, we seek to obtain fair and efficient pricing of the Novo Nordisk share.

To keep investors updated on financial and operating performance as well as the progress of clinical programmes, Novo Nordisk hosts conference calls with Executive Management following key events and the release of financial results, which are also accessible by webcast. Executive Management and Investor Relations also travel extensively to ensure that all investors with a major holding of Novo Nordisk shares can meet with Novo Nordisk on a regular basis and that a high number of smaller investors or potential investors also have access to the company. Roadshows are primarily held in major European and North American financial centres.

A wide range of other investor activities are held during the year. Investors and financial analysts are welcome to visit our headquarters in Bagsværd, Denmark, as well as our regional offices. In 2010, meetings with investor groups were held in Princeton, US, Beijing, China, Zürich, Switzerland, and Tokyo, Japan. Investors and analysts are also invited every year to presentations of the most recent scientific results in connection with the two major scientific diabetes conferences, the American Diabetes Association and the European Association for the Study of Diabetes. We expect to host similar investor events in 2011.

Share price performance
Novo Nordisk’s share price increased by 89% from its 2009 close of 332 Danish kroner to its 31 December 2010 close of 629 kroner. This was more than the 2010 performance of the NASDAQ OMX Copenhagen 20 Index, which increased by 36%. In 2009, Novo Nordisk’s share price and the NASDAQ OMX Copenhagen 20 Index increased by 22.5% and 36%, respectively.

In 2010, Novo Nordisk’s share price increased more than the MSCI Europe Health Care Index, which increase by 5% measured in Danish kroner. Measured in US dollars, the price of the Novo Nordisk B share increased by 76%, above the dollar gain of 1% for the MSCI US Health Care Index. The positive development of the company’s share price is most likely a reflection of a relatively solid position in a growing market with strong operating performance and ongoing progress in research and development.

In 2010, factors believed to have impacted the share price positively include a solid operating performance bolstered by steady sales growth, driven by modern insulins and Victoza®. Continuous productivity increases also contributed to a solid improvement in the gross margin of around 1.2 percentage points in 2010.

As the global launch of Victoza® progresses, with the product now commercially available in 16 European countries, the US, Canada, Japan and five countries in International Operations, the encouraging launch performance and significant expansion of the GLP-1 class in key markets such as the US, UK, Germany and France by the end of 2010, are believed to have impacted the share price positively.

Within research and development particular focus has been on the development of Degludec and DegludecPlus, Novo Nordisk’s two new-generation insulin projects, where the phase 3 clinical programme has provided encouraging results, is also believed to have had a positive impact on the share price.

Capital structure
The Board of Directors believes that the current capital and share structure of Novo Nordisk serves the interests of the shareholders and the company. Our guiding policy is that any excess capital, after the funding of organic growth opportunities and potential acquisitions, is returned to investors. We apply a pharmaceutical industry payout ratio to dividend payments complemented by long-term share repurchase programmes.

As decided at the 2010 Annual General Meeting, a reduction of the company’s B share capital, corresponding to approximately 3.2% of the total share capital, was effected in June 2010 by cancellation of treasury shares. This enables Novo Nordisk to

54 Novo Nordisk Annual Report 2010

Back to Contents

Shares and capital structure

continue to buy back shares without exceeding the limit for a total holding of treasury shares of 10% of the total share capital.

In 2010, Novo Nordisk repurchased shares worth 9.5 billion Danish kroner, compared to 6.5 billion kroner in 2009. During 2010 the share repurchase programme was expanded twice, each time by 1 billion kroner. The first expansion was announced on 5 August at the half-year financial release due to improved outlook for free cash flow generation in 2010. The second expansion was announced on 27 October due to the divestment of Novo Nordisk’s ownership in ZymoGenetics, Inc.

For 2011, Novo Nordisk has initiated a new share repurchase programme with an expected total repurchase value of B shares amounting to a cash value of 10 billion kroner. Since 2008, the share repurchase programme has primarily been conducted in accordance with the provisions of European Commission Regulation no. 2273/2003 of 22 December 2003, also known as the ‘Safe Harbour Regulation’. This programme gives the selected financial institutions the mandate to purchase shares independently of Novo Nordisk A/S.

At the 2011 Annual General Meeting, the Board of Directors will propose a further reduction of the company’s B share capital,

corresponding to approximately 3.3% of the total share capital, by cancellation of 20 million treasury shares.

Share capital and ownership
Novo Nordisk’s total share capital of 600,000,000 Danish kroner is divided into A share capital of nominally 107,487,200 kroner and B share capital of nominally 492,512,800 kroner, of which 28,206,755 kroner is held as treasury shares (figures as of 31 December 2010). The company’s A shares (each 1 krone) are not listed and are held by Novo A/S, a Danish public limited liability company which is 100% owned by the Novo Nordisk Foundation. More information on share capital is included in note 18 on p 76.

According to the Articles of Association of the Foundation, the A shares cannot be divested by Novo A/S or the Foundation. As of 31 December 2010, Novo A/S also held 45,512,800 kroner of B share capital. Each holding of 1 krone of the A share capital carries 1,000 votes. Each holding of 1 krone of the B share capital carries 100 votes. With 25.5% of the total share capital, Novo A/S controls 72.8% of the total number of votes, excluding treasury shares. The total market value of Novo Nordisk’s B shares excluding treasury shares was 292 billion kroner at the end of 2010.

Novo Nordisk’s B shares are quoted on the NASDAQ OMX Copenhagen and on the New York Stock Exchange in the form of ADRs. The B shares are traded in units of 1 krone and the ratio of Novo Nordisk’s B shares to ADRs is 1:1. The B shares are issued to the bearer but may, on request, be registered in the holder’s name in Novo Nordisk’s register of shareholders. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. In March, Novo Nordisk’s B shares were delisted from the London Stock Exchange. Based on available sources of information on the company’s shareholders as of 31 December 2010, it is estimated that shares were distributed as shown in the charts on this page. At the end of 2010, the free float was 69.8%.

Form 20-F
The Form 20-F Report for 2010 is expected to be filed with the United States Securities and Exchange Commission in February 2011. The report can be downloaded from novonordisk.com/investors.

Payment of dividends
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see back cover). Novo Nordisk does not pay a dividend on its holding of treasury shares. As illustrated in the figure above, Novo Nordisk has consistently increased both the payout rate and the paid dividend over the last five years. The dividend for 2009 paid in March 2010 was 7.50 Danish kroner per share of 1 krone.

Novo Nordisk Annual Report 2010 55

Back to Contents

Shares and capital structure

The proposed dividend payments for Novo Nordisk shares are noted in the table below:

Proposed dividend payment for 2010

A shares of DKK 1	B shares of DKK 1	ADRs

DKK 10.00	DKK 10.00	DKK 10.00

Analyst coverage
Our company is currently covered by more than 35 analysts, including the major global investment banks that regularly produce research reports about Novo Nordisk. A list of analysts covering Novo Nordisk can be found at novonordisk.com/investors.

Internet
Our homepage for investors is novonordisk.com/investors. It includes historical and updated information about Novo Nordisk’s activities: press releases from 1995 onwards, financial and non-financial results, a calendar of investor-relevant events, investor presentations, background information and recent annual reports.

Financial calendar 2011

Annual general meeting 23 March 2011

Dividend	B shares	ADRs
Ex-dividend	24 March 2011	24 March 2011
Record date	28 March 2011	28 March 2011
Payment	29 March 2011	5 April 2011

Announcement of financial results
First three months		28 April 2011
Half year		4 August 2011
First nine months		27 October 2011
Full year		2 February 2012

56 Novo Nordisk Annual Report 2010

Back to Contents

Consolidated financial and non-financial statements 2010

Consolidated
financial and non-financial statements 2010

58	Income statement and Statement of comprehensive income
59	Balance sheet
60	Statement of cash flows
61	Statement of changes in equity
62	Notes to the Consolidated financial statements
92	Financial definitions
93	Supplementary information
93 Consolidated non-financial statement
94 Notes to the Consolidated non-financial statement
100 Summary of financial data 2006–2010 in EUR
101 Quarterly financial figures 2009 and 2010
102	Financial statements of the Parent company
109	Management’s statement
110	Auditor’s Reports

Novo Nordisk Annual Report 2010 57

Back to Contents

Income statement and Statement of comprehensive income for the year ended 31 December	Consolidated financial statements

Income statement and Statement of comprehensive income for the year ended 31 December

DKK million	Note	2010	2009	2008

Income statement
Sales	2, 3	60,776	51,078	45,553
Cost of goods sold	2, 4, 6	11,680	10,438	10,109

Gross profit		49,096	40,640	35,444

Sales and distribution costs	2, 4, 6	18,195	15,420	12,866
Research and development costs	2, 4, 6	9,602	7,864	7,856
Administrative expenses	2, 4, 5, 6	3,065	2,764	2,635
Licence fees and other operating income, net	2, 4	657	341	286

Operating profit		18,891	14,933	12,373

Share of profit/(loss) of associated companies, net of tax	13	1,070	(55)	(124)
Financial income	7	382	375	1,127
Financial expenses	8	2,057	1,265	681

Profit before income taxes		18,286	13,988	12,695

Income taxes	9	3,883	3,220	3,050

Net profit for the year		14,403	10,768	9,645

Earnings per share:
Basic earnings per share (DKK)	10	24.81	17.97	15.66
Diluted earnings per share (DKK)	10	24.60	17.82	15.54

Statement of comprehensive income

Net profit for the year		14,403	10,768	9,645

Other comprehensive income
Deferred gains/(losses) on cash flows hedges arising during the period		(643)	352	(940)
Transfer of deferred gains/(losses) from previous year of cash flows hedges
recognised in the Income statement as part of financial income/(expenses)		(422)	900	(615)
Exchange rate adjustment of investments in subsidiaries		300	528	(473)
Share of other comprehensive income of associated companies, net of tax		(9)	9	39
Gains/(losses) on available-for-sale financial assets (equity investments)		(14)	(1)	(9)
Other		27	10	(45)
Tax on other comprehensive income, income/(expense)	9	346	(25)	81

Other comprehensive income for the year, net of tax		(415)	1,773	(1,962)

Total comprehensive income for the year		13,988	12,541	7,683

58 Novo Nordisk Annual Report 2010

Back to Contents

Balance sheet at 31 December	Consolidated financial statements

Balance sheet at 31 December

DKK million	Note	2010	2009

Assets
Intangible assets	11	1,458	1,037
Property, plant and equipment	12	20,507	19,226
Investments in associated companies	13	43	176
Deferred income tax assets	20	1,847	1,455
Other non-current financial assets	14	254	182

Total non-current assets		24,109	22,076

Inventories	15	9,689	10,016
Trade receivables	14, 16	8,500	7,063
Tax receivables		650	799
Other current assets	17	2,403	1,962
Marketable securities and derivative financial instruments	14	4,034	1,530
Cash at bank and in hand	14	12,017	11,296

Total current assets		37,293	32,666

Total assets		61,402	54,742

Equity and liabilities

Share capital	18	600	620
Treasury shares	18	(28)	(32)
Retained earnings		36,097	34,435
Other reserves		296	711

Total equity		36,965	35,734

Non-current debt	14, 19	504	970
Deferred income tax liabilities	20	2,865	3,010
Retirement benefit obligations	21	569	456
Provisions for other liabilities	22	2,023	1,157

Total non-current liabilities		5,961	5,593

Current debt and derivative financial instruments	23	1,720	418
Trade payables	14	2,906	2,242
Tax payables		1,252	701
Other current liabilities	24	7,954	6,813
Provisions for other liabilities	22	4,644	3,241

Total current liabilities		18,476	13,415

Total liabilities		24,437	19,008

Total equity and liabilities		61,402	54,742

Novo Nordisk Annual Report 2010 59

Back to Contents

Statement of cash flows for the year ended 31 December	Consolidated financial statements

Statement of cash flows for the year ended 31 December

DKK million	Note	2010	2009	2008

Net profit for the year		14,403	10,768	9,645

Adjustments for non-cash items:
Income taxes	9	3,883	3,220	3,050
Depreciation, amortisation and impairment losses	6	2,467	2,551	2,442
Net interest, (income)/expense	7, 8	265	71	(385)
Other adjustments for non-cash items	25	1,834	859	614
Income taxes paid		(3,436)	(1,998)	(3,172)
Interest received		218	284	656
Interest paid		(252)	(98)	(247)

Cash flows before change in working capital		19,382	15,657	12,603

(Increase)/decrease in trade receivables and other current assets		(1,878)	(740)	(700)
(Increase)/decrease in inventories		327	(405)	(591)
Increase/(decrease) in trade payables and other current liabilities		1,805	921	1,228
Currency translation		43	(55)	323

Cash flows from operating activities		19,679	15,378	12,863

Proceeds from the divestment of ZymoGenetics, Inc.		1,155	–	–
Purchase of intangible assets and non-current financial assets	11, 14	(521)	(433)	(264)
Proceeds from sale of property, plant and equipment		68	1	18
Purchase of property, plant and equipment	12	(3,376)	(2,632)	(1,772)
Net change in marketable securities		(2,913)	–	466
Dividend received	13	8	18	170

Cash flows from investing activities		(5,579)	(3,046)	(1,382)

Repayment of non-current debt		–	–	(153)
Purchase of treasury shares	18	(9,498)	(6,512)	(4,717)
Proceeds from sale of treasury shares	18	678	117	295
Dividends paid to the Parent company’s owners	10	(4,400)	(3,650)	(2,795)

Cash flows from financing activities		(13,220)	(10,045)	(7,370)

Net cash flows		880	2,287	4,111

Unrealised gain/(loss) on exchange rates, included in cash and cash equivalents		46	21	(2)

Net change in cash and cash equivalents		926	2,308	4,109
Cash and cash equivalents at the beginning of the year	26	11,034	8,726	4,617

Cash and cash equivalents at the end of the year		11,960	11,034	8,726

Additional information:
Cash and cash equivalents at the end of the year	26	11,960	11,034	8,726
Marketable securities at the end of the year	14	3,926	1,013	997
Undrawn committed credit facilities 1)		4,473	4,465	7,451

Financial resources at the end of the year		20,359	16,512	17,174

Cash flows from operating activities		19,679	15,378	12,863
Cash flows from investing activities		(5,579)	(3,04))	(1,382)
Net change in marketable securities		2,913	–	(466)

Free cash flows		17,013	12,332	11,015

1)	At year-end, the Group had an undrawn committed credit facility amounting to DKK 4,473 million (DKK 4,465 million in 2009). The undrawn committed credit facility is a EUR 600 million facility committed by a number of Danish and international banks. The facility matures in 2012.

60 Novo Nordisk Annual Report 2010

Back to Contents

Statement of changes in equity 31 December	Consolidated financial statements

Statement of changes in equity at 31 December

	Share capital	Treasury shares	Retained earnings	Other reserves				Total
				Exchange rate adjust- ments	Deferred gain/(loss) on cash flows hedges	Tax and other adjust- ments	Total other reserves
DKK million

2010
Balance at the beginning of the year	620	(32)	34,435	271	393	47	711	35,734

Net profit for the year			14,403					14,403
Other comprehensive income for the year,
net of tax				300	(1,065)	350	(415)	(415)

Total comprehensive income for the year			14,403	300	(1,065)	350	(415)	13,988

Transactions with owners, recognised
directly in equity:
Dividends (refer to note 10)			(4,400)					(4,400)
Share-based payments (refer to note 28)			463					463
Purchase of treasury shares (refer to note 18)		(20)	(9,478)					(9,498)
Sale of treasury shares (refer to note 18)		4	674					678
Reduction of the B share capital
(refer to note 18)	(20)	20						0

Balance at the end of the year	600	(28)	36,097	571	(672)	397	296	36,965

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves				Total

				Exchange rate adjust- ments	Deferred gain/(loss) on cash flows hedges	Tax and other adjust- ments	Total other reserves

2009
Balance at the beginning of the year	634	(26)	33,433	(256)	(859)	53	(1,062)	32,979

Net profit for the year			10,768					10,768
Other comprehensive income for the year,
net of tax				527	1,252	(6)	1,773	1,773

Total comprehensive income for the year			10,768	527	1,252	(6)	1,773	12,541

Transactions with owners, recognised
directly in equity:
Dividends (refer to note 10)			(3,650)					(3,650)
Share-based payments (refer to note 28)			259					259
Purchase of treasury shares (refer to note 18)		(22)	(6,490)					(6,512)
Sale of treasury shares (refer to note 18)		2	115					117
Reduction of the B share capital
(refer to note 18)	(14)	14						0

Balance at the end of the year	620	(32)	34,435	271	393	47	711	35,734

Novo Nordisk Annual Report 2010 61

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

Notes to the Consolidated financial statements

1  Basis of preparation of the consolidated financial statements

The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

Furthermore, the Annual Report has been prepared in accordance with add itional Danish disclosure requirements for the annual reports of listed companies.

The Consolidated financial statements have been prepared on the historical cost basis except for the revaluation of available-for-sale financial assets such as equity investments and marketable securities measured at fair value through Other comprehensive income and derivative financial instruments measured at fair value through Income statement.

Key accounting estimates and assumptions

The use of reasonable estimates is an essential part of the preparation of the Consolidated financial statements in conformity with IFRS as issued by the IASB and IFRS as endorsed by the European Union. Management is required to make estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, sales, costs, cash flow and related disclosures at the date(s) of the Consolidated financial statements.

Management bases its estimates on historical experience and various other assumptions that are held to be reasonable under the circumstances. These form the basis for making judgements about the reported financial position and result of operations and cash flow that are not readily apparent from other sources. Actual results could differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis and, if necessary, changes are recognised in the period in which the estimate is revised.

Management regards the following to be the key accounting estimates and assumptions used in the preparation of the Consolidated financial statements.

Sales rebates and provisions
The Group has provisions and accruals for expected sales rebates, wholesaler charge-backs and other rebates, including Medicaid in the United States and similar rebates in other countries.

Such estimates are based on analyses of existing contractual or legal obligations, historical trends and the Group’s experience. They are calculated on the basis of a percentage of sales for each product as defined by the contracts with the various customer groups.

Sales discounts and sales rebates are predominantly issued in Region North America. In that region, significant sales rebates and discounts comprise rebates from sales covered by Medicare and Medicaid, the US state and federal programmes for public healthcare insurance.

Provisions for Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves in ter pretation of relevant regulations that are subject to challenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the actual rebates related to the specific sale will typically be invoiced to Novo Nordisk up to six months later. Due to the time lag, the rebate adjustments to sales in any particular period may incorporate revisions of accruals for prior periods.

Customer rebates are offered to a number of managed healthcare plans. These rebate programmes imply that the customer receives a rebate after attaining certain performance parameters relating to product purchases, formulary status and pre-established market share milestones relative to competitors. Since they are contractually agreed upon, rebates are esti mated according to the specific terms in each agreement, historical experience, anticipated channel mix, product growth rates and market share information. Novo Nordisk considers the sales performance of products subject to managed healthcare rebates and other contract discounts, and adjusts the provision periodically to reflect actual experience.

Wholesaler charge-backs relate to contractual arrangements existing between Novo Nordisk and indirect customers, mainly in the US, whereby products are sold at prices lower than the list price charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated charge-backs using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received but not yet processed. Wholesaler charge-backs are generally settled within one to three months of incurring the liability.

The carrying amount of provisions for sales rebates is DKK 4,364 million as at 31 December 2010. Please refer to note 22 for further information on provisions for sales rebates. Furthermore, please refer to note 3 for a gross-to-net sales reconciliation.

Novo Nordisk considers the provision, established for sales rebates to be reasonable and appropriate based on currently available information. However, the actual amount of rebates and discounts may differ from the amounts estimated by Management as better information becomes available.

Indirect production costs (IPCs)
Production costs for work in progress and finished goods include IPCs such as employee costs, depreciation, maintenance etc.

IPCs are measured based on a standard cost method which is reviewed regularly to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the parameters for calculation of IPCs, including utilisation levels, production lead time etc could have an im pact on the gross margin and the overall valuation of inventories.

The carrying amount of IPCs on inventory is DKK 5,090 million as at 31 December 2010. Please refer to note 15 for further information.

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful trade receivables.

Novo Nordisk maintains allowances for doubtful trade receivables in anticipation of estimated losses resulting from the subsequent inability of customers to make required payments. If the financial circumstances of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required in future periods. Management analyses trade receivables and examines historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.

The carrying amount of allowances for doubtful trade receivables is DKK 627 million as at 31 December 2010. Please refer to note 16 for further information.

Provisions and contingencies
Deferred income tax assets and liabilities

Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised.

The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 1,847 million and DKK 2,865 million respectively as at 31 December 2010. Please refer to note 20 for further information.

62 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

Returned products
The Group has recorded provisions for expected product returns. The provision is based on an analysis of the estimated rate of return, which is determined based on historical experience of customer returns or con sidering any other relevant factors.

The carrying amount of provision for product returns is DKK 534 million as at 31 December 2010. Please refer to note 22 for further information.

Other provisions
Other provisions consist of various types of provisions, including provisions for legal disputes. Management makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes that by their very nature are dependent on inherently uncertain future events. When determining likely outcomes of litigations etc, Management considers the evaluation of external counsel knowledgeable about each case, as well as known outcomes in case law.

Provisions for pending litigations are recognised as part of other provisions. The carrying amount of other provisions is DKK 1,769 million as at 31 December 2010. Please refer to note 22 for further information and note 31 for a description of significant litigations pending.

Although Management believes that the total provisions for legal proceedings are adequate based upon currently available information, there can be no assurance that there will not be an increase in the scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material.

Accounting policies

The accounting policies set out below have been applied con sistently in the preparation of the Consolidated financial statements for all the years presented.

Adoption of new and revised IFRSs
Novo Nordisk has adopted all new or amended and revised accounting standards and interpretations (‘IFRSs’) issued by IASB and IFRSs endorsed by the European Union effective for the accounting year 2010. Based on an analysis made by Novo Nordisk, the application of the new IFRSs has not had a material impact on the Consolidated financial statements in 2010 and we do not anticipate any significant impact on future periods from the adoption of these new IFRSs.

New IFRSs that have been issued but not yet come into effect
In addition to the above, IASB has issued a number of new or amended and revised accounting standards and interpretations (‘IFRSs’) which have been endorsed by the European Union but not yet come into effect. Novo Nordisk has thoroughly assessed the impact of these IFRSs that are not yet effective and determined that we do not anticipate any significant impact on the Consolidated financial statements from the adoption of these standards.

Furthermore, IASB has issued IFRS 9 ‘Financial Instruments’ which is required to be adopted by 1 January 2013. This is part of the IASB’s project to replace IAS 39 and the new standard will substantially change the classification and measurement of financial instruments and hedging requirements. IFRS 9 has not been endorsed by the European Union, and a decision to do so is currently postponed. Novo Nordisk has assessed the impact of the standard and determined that it will not have significant impact on the Consolidated financial statements.

Principles of consolidation
The Consolidated financial statements incorporate the financial statements of Novo Nordisk A/S and entities controlled by Novo Nordisk A/S. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition and up to the effective date of disposal, as appropriate. Comparative figures are not adjusted for disposed or acquired companies.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group policies. All intra-Group transactions, balances, income and expenses are eliminated in full on consolidation.

When the Group looses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill) and liabilities of the subsidiary. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting as equity investment or, when applicable, the cost on initial recognition of an investment in associated companies.

Translation of foreign currencies
Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner, which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevaling at the dates of the transactions. Foreign exchange gains and loses resulting from the settlement of such trans actions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement.

Translation differences on non-monetary items, such as financial assets classified as available for sale, are included in the fair value reserve in Other comprehensive income.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates ruling at the end of the reporting period for assets and liabilities, and at average exchange rates for Income statement items.

All effects of currency translation are recognised in the Income statement with the exception of exchange gains and losses arising from:

•	the translation of foreign subsidiaries’ net assets at the beginning of the year at the exchange rates at the end of the reporting period
•	the translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheet items are translated using the exchange rates prevailing at the end of the reporting period
•	the translation of non-current intra-Group receivables that are considered to be an addition to net investments in subsidiaries
•	the translation of investments in associated companies

The above exchange gains and losses are recognised in Other comprehensive income.

Sales and revenue recognition
Sales are measured at the fair value of the consideration received or receivable. Sales are reduced for realised and estimated customer returns, rebates and other similar allowances.

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods
•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	the amount of revenue can be measured reliably
•	it is probable that the economic benefits associated with the transaction will flow to the entity and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably

Provisions for rebates and discounts granted to government agencies, whole salers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. The sales rebate accruals and provisions are included in Other current liabilities and Provisions for other liabilities.

Novo Nordisk Annual Report 2010 63

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

Where there is a historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, a provision for estimated sales returns is recorded. Revenue recognition for new product launches is based on specific facts and circumstances relating to those products, including estimated demand and acceptance rates for well-established products with similar market characteristics. Where shipments of new or existing products are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Research and development
All internal research costs are expensed in the Income statement as incur red.

Due to the long duration and significant uncertainties relating to the development of new products, including risks associated with clinical trials and regulatory approval, it is concluded that the Group’s internal development costs in general do not meet the capitalisation criteria. This is because the technical feasibility criteria are not considered to be fulfilled until a high probability of regulatory approval can be determined. Hence, internal research and development costs are expensed in the Income statement as incurred. The same principles are used for property, plant and equipment with no alternative use developed as part of a research and development project. However, property, plant and equipment with alternative use or used for general research and development purposes are capitalised and depreciated over their estimated useful lives.

For acquired in-process research and development projects, the effect of probability is reflected in the cost of the asset, and the probability recogni tion criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the capitalisation criteria as intangible assets upon acquisition. However, further internal development costs subsequent to acquisition are treated in the same way as other internal development costs.

Licence fees and other operating income
Licence fees and other operating income comprise licence fees and income of a secondary nature in relation to the main activities of the Group. Non-Group net profit from the two wholly owned subsidiaries NNIT A/S and NNE Pharmaplan A/S is recognised as other operating income. Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement. Licence fees and other operating income also include non-recurring income items in respect of sale of intellectual property rights.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.

Patents and licences
Patents and licences, including acquired patents and licences for in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is calculated using the straight-line method to allocate the cost of patents and licences over their estimated useful lives. Estimated useful life is the shorter of the legal duration and the economic useful life. The estimated useful life of intangible assets is regularly reviewed. The amortisation of patents and licenses begins after regulatory approval has been obtained, which is the point in time from which the intangible asset is available for use in the production of the product.

Other intangible assets
Internal development of computer software and other development costs related to major IT projects for internal use that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets under Other intangible assets if the recognition criteria are met. The computer software has to be a significant business system and the expenditure will lead to the creation of a durable asset.

When assessing whether an internally generated intangible asset qualifies for recognition, it is required that the related internal development project is at a sufficiently advanced stage and that the project is economically viable. Amortisation is calculated using the straight-line method over the estimated useful life of 3 –10 years. The amortisation commences when the asset is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

Property, plant and equipment
Property, plant and equipment are measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. In general, constructions of major investments are self-financed and thus no material interest on loans (borrowings) is capitalised as part of the cost.

Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings: 12– 50 years
•	Plant and machinery: 5 –16 years
•	Other equipment: 3 –16 years
•	Land: not depreciated

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the Income statement.

Leasing
Leases are classified as finance leases whenever the terms of the lease substantially transfer all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The use of finance leases in the Consolidated financial statements is immaterial and they are part of property, plant and equipment.

Operating lease payments are recognised in the Income statement as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

Impairment of assets
Intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested annually for impairment irrespective of whether there is any indication that they may be impaired.

Assets that are subject to amortisation, such as intangible assets in use or with definite useful life and other non-current assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered material by the Group that could trigger an impairment test include the following:

•	Development of a competing drug
•	Changes in the legal framework covering patents, rights or licences
•	Advances in medicine and/or technology that affect the medical treatments
•	Lower-than-predicted sales
•	Adverse impact on reputation and/or brand names
•	Changes in the economic lives of similar assets
•	Relationship with other intangible or tangible assets
•	Changes or anticipated changes in participation rates or reimbursement policies.

If the carrying amount of goodwill, intangible assets or other non-current assets exceeds the recoverable amount based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.

64 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

Intangible assets and other non-financial assets (other than goodwill) that have suffered impairments are reviewed at each reporting date for possible reversal of the impairment.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated com panies’ net asset value applying Group accounting policies). Goodwill relating to associated companies is recorded as part of the investment under Investments in associated companies.

Financial assets
The Group classifies its investments in the following categories:

•	Available-for-sale financial assets
•	Loans and receivables
•	Financial assets at fair value (derivatives)

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and re-evaluates this at the end of every reporting period to the extent that such a classification is permitted and required.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value.

Available-for-sale financial assets and financial assets at fair value are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Fair value disclosures are made separately for each class of financial instruments at the end of the reporting period.

Derecognition
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred, and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets
Available-for-sale financial assets consist of equity investments and market able securities and are included in Other non-current assets unless Management intends to dispose of the investment within 12 months of the end of the reporting period. If that would be the case, the current part is included as Other current assets.

Unrealised gains and losses arising from changes in the fair value of finan-cial assets classified as available-for-sale are recognised in Other comprehensive income. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement.

The fair values of quoted investments (including bonds) are based on current bid prices at the end of the reporting period. Financial assets for which no active market exists are carried at cost if no reliable valuation model can be applied (such as unlisted shares).

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection is expected within one year (or in the normal operating cycle of the business if longer), they are classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables and Other current assets are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for allowances. Provision for allowances of trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

The provision for allowances is deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the Income statement.

Financial assets at fair value (derivatives)
The Group uses forward exchange contracts, currency options, interest rate swaps and cross-currency swaps to hedge forecast transactions, assets and liabilities, and net foreign currency investments in foreign subsidiaries in accordance with the specific rules of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Upon initiation of the contract, the Group designates each derivative financial contract that qualifies for hedge accounting as:

•	Hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge), or
•	Hedges of the fair value of a forecast financial transaction (cash flow hedge), or
•	Hedges of a net investment in a foreign operation (net investment hedge).

All contracts are initially recognised at fair value and subsequently remeasured at their fair values based on current bid prices at the end of the reporting period.

Forward exchange contracts and currency swap hedges recognised as assets or liabilities in foreign currencies are measured at fair value at the end of the reporting period. Value adjustments are recognised in the Income statement along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

The value adjustments on forward exchange contracts and interest rate swaps designated as hedges of forecast transactions are recognised directly in Other comprehensive income, given hedge effectiveness. The cumulative value adjustment of these contracts is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.

Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the end of the reporting period. The value adjustment is recognised in Other comprehensive income.

Furthermore, the Group uses currency option hedges of forecast transactions. Currency options are initially recognised at cost, which equals fair value of considerations paid, and subsequently re-measured at their fair values at the end of the reporting period. The cumulative value adjustment of the currency options for which hedge accounting is applied is transferred from Other comprehensive income to the Income statement as a reclas-sification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement. Gains and losses on currency options that do not meet the detailed requirements for allowing hedge accounting are recognised directly in the Income statement under Financial income or Financial expenses.

The accumulated net fair value of derivatives is presented as Marketable securities and financial instruments if positive or Current debt and financial instruments if negative.

The fair value of financial assets and liabilities is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, fair value is based on the most recently observed market price at the end of the reporting period.

If a financial instrument is quoted in a market that is not active, the Group bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations.

If an active market does not exist, the fair value of standard and simple financial instruments, such as interest rate swaps, currency swaps and un listed bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure fair value.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income statement under Financial income or Financial expenses.

Novo Nordisk Annual Report 2010 65

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables and labour as well as production overheads such as employee wages, depreciation, maintenance etc. The production overheads are measured based on a standard cost method, which is reviewed regularly to ensure relevant measures of utilisation, production lead time etc.

If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventory manufactured prior to regulatory approval is capitalised as an asset but provided for until there is a high probability of regulatory approval of the product. Before that point a provision is made against the carrying value to its recoverable amount and recorded as research and development costs. At the point when a high probability of regulatory approval is determined, the provision recorded is reversed, up to the original cost.

Tax
The tax expense for the period comprises current and deferred tax including adjustments to previous years. Tax is recognised in the Income statement, except to the extent that it relates to items recognised in Other comprehensive income.

Deferred income taxes arise from temporary differences between the accounting and taxable values of the individual consolidated companies and from realisable tax-loss carry-forwards using the liability method. The tax value of tax-loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences.

Unremitted earnings are retained by subsidiaries for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings.

Employee benefits
Wages, salaries, social security contributions, annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Pensions
The Group operates a number of defined contribution plans throughout the world. In a few countries, the Group still operates defined benefit plans. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses are recognised as income or expenses when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Past service costs are allocated over the average period until the benefits vest.

Pension assets are only recognised to the extent that the Group is able to derive future economic benefits such as refunds from the plan or reductions of future contributions.

The Group’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At the end of each reporting period, the Group revises its estimates of the number of options or shares that are expected to vest. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and a corresponding adjustment to Equity (change in proceeds) over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

Liabilities
Generally, liabilities are stated at amortised cost unless specified otherwise.

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income statement over the period of the bor rowings using the effective interest method. Borrowings are classified as Current debt unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Provisions
Provisions, including legal cases, are recognised where a legal or constructive obligation has incurred as a result of past events and it is probable that there will be an outflow of resources that can be reliably estimated. In this case, Novo Nordisk arrives at an estimate on the basis of an evaluation of the most likely outcome. Cases for which no reliable estimate can be made are disclosed as contingent liabilities.

Provisions are measured at the present value of the anticipated expenditure for settlement of the legal or constructive obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

Treasury shares
Treasury shares are deducted from the share capital at their nominal value of DKK 1 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from retained earnings.

Statement of cash flows
The statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit for the year. Cash and cash equivalents consist of cash and marketable securities, with original maturity of less than three months offset by short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months, and undrawn committed credit facilities expiring after more than one year.

66 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

2 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to Executive Management and the Board of Directors.

Business segments

The Group operates in two business segments based on different therapies: Diabetes care and Biopharmaceuticals.

The Diabetes care business segment includes research, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems, and oral antidiabetic products (OAD).

The Biopharmaceuticals business segment includes research, development, manufacturing and marketing of products within the areas of haemophilia, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

No operating segments have been aggregated to form the above reportable business segments.

Management monitors the operating results of its business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated on the basis of operating profit consistent with the Consolidated financial statements. Group financing (including financial expenses and financial income) and income taxes are managed on a Group basis and are not allocated to business segments.

There are no sales or other transactions between the business segments. Costs have been split between business segments according to a specific allocation with the addition of a minor number of corporate overheads allocated systematically between the segments. Licence fees and other operating income has been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, non-current financial assets, inventories, trade receivables and other receivables.

No single customer represents more than 10% of the total sales.

Business segments

DKK million	2010	2009	2008	2010	2009	2008	2010	2009	2008

Segment sales	Diabetes care			Biopharmaceuticals			Total

NovoRapid® / NovoLog®	11,900	9,749	7,830
NovoMix® / NovoLog®Mix	7,821	6,499	5,637
Levemir®	6,880	5,223	3,850
Total modern insulin	26,601	21,471	17,317
Human insulin	11,827	11,315	11,804
Victoza®	2,317	87	–
Protein-related products	2,214	1,977	1,844
Oral antidiabetic products (OAD)	2,751	2,652	2,391

Diabetes care total sales	45,710	37,502	33,356

NovoSeven®				8,030	7,072	6,396
Norditropin®				4,803	4,401	3,865
Hormone replacement therapy				1,892	1,744	1,612
Other products				341	359	324

Biopharmaceuticals total sales				15,066	13,576	12,197

Total business segments – other key figures
Total sales	45,710	37,502	33,356	15,066	13,576	12,197	60,776	51,078	45,553
Change in DKK (%)	21.9%	12.4%	9.4%	11.0%	11.3%	7.4%	19.0%	12.1%	8.9%
Change in local currencies (%)	15.7%	11.1%	12.7%	5.4%	9.3%	11.1%	13.0%	10.6%	12.2%
Cost of goods sold	10,131	9,001	8,705	1,549	1,437	1,404	11,680	10,438	10,109
Sales and distribution costs	14,815	12,877	10,497	3,380	2,543	2,369	18,195	15,420	12,866
Research and development costs	6,744	5,257	4,791	2,858	2,607	3,065	9,602	7,864	7,856
Administrative expenses	2,260	2,044	1,936	805	720	699	3,065	2,764	2,635
Licence fees and other operating income, net	342	187	142	315	154	144	657	341	286
Operating profit	12,102	8,510	7,569	6,789	6,423	4,804	18,891	14,933	12,373
Depreciation, amortisation and impairment losses included in the costs	1,887	1,973	1,899	580	578	543	2,467	2,551	2,442
Assets allocated to business segments	34,947	29,703	30,468	7,906	8,984	6,640	42,853	38,687	37,108
Assets not allocated to business segments 1)							18,549	16,055	13,495
Total assets							61,402	54,742	50,603

1) The part of total assets that has not been allocated to either of the two business segments includes Cash at bank and in hand, Marketable securities, Derivative financial instruments and tax assets etc.

Novo Nordisk Annual Report 2010 67

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

2 Segment information (continued)

Geographical segments

The Group operates in four geographical regions:

•	North America: the US and Canada
•	Europe: the EU, EFTA, Albania, Bosnia-Herzegovina, Croatia, Macedonia, Serbia, Montenegro and Kosovo
•	Japan & Korea: Japan and Korea
•	International Operations: all other countries, currently including China.

Sales are attributed to geographical regions according to the location of the customer. Allocation of property, plant and equipment and total assets are based on the location of the assets.

The country of domicile is Denmark, which is part of Region Europe. Denmark is immaterial in relation to the Group’s activities in terms of geographical size and the operational business segments. Less than 1% of the total sales is realised in Denmark. Sales to external customers attributed to the US are collectively the most material to the company. The US is the only country where sales contribute more than 10% of our total sales. However, sales to the US represent more than 90% of sales in region North America.

Effective 1 January 2011, China will be reported as a separate geographical region. Currently, China is reported as a part of International Operations. The change does not impact the segment reporting in the Annual Report 2010.

Geographical segments

DKK million	2010	2009	2008	2010	2009	2008

	North America			Europe

Sales	23,609	18,279	15,154	18,664	17,540	17,219
Change in DKK (%)	29.2%	20.6%	10.2%	6.4%	1.9%	5.3%
Change in local currencies (%)	22.4%	15.2%	17.7%	4.6%	5.2%	6.7%
Property, plant and equipment	987	905	973	15,669	15,445	15,624
Total assets	3,680	3,232	3,532	46,654	42,933	40,849

DKK million	2010	2009	2008	2010	2009	2008

	International Operations 2)			Japan & Korea 2)

Sales	12,843	10,371	8,984	5,660	4,888	4,196
Change in DKK (%)	23.8%	15.4%	14.5%	15.8%	16.5%	7.9%
Change in local currencies (%)	15.1%	17.3%	18.9%	3.3%	1.8%	1.8%
Property, plant and equipment	3,638	2,688	1,828	213	188	214
Total assets	9,910	7,574	5,292	1,158	1,003	930

DKK million	2010	2009	2008

		Total

Sales	60,776	51,078	45,553
Change in DKK (%)	19.0%	12.1%	8.9%
Change in local currencies (%)	13.0%	10.6%	12.2%
Property, plant and equipment	20,507	19,226	18,639
Total assets	61,402	54,742	50,603

2) As at 1 January 2010, Korea joined Japan to form Region Japan & Korea, while Australia and New Zealand became part of Region International Operations. The historical figures for 2009 and 2008 have been restated and are comparable to the 2010 regional set-up.

68 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

3 Gross-to-net sales reconciliation

DKK million	2010	2009	2008

Gross sales	75,811	62,459	54,532

US Medicaid and Medicare rebates	(4,124)	(2,447)	(1,672)
US managed healthcare rebates	(2,494)	(2,121)	(1,543)
US wholesaler charge-backs	(4,994)	(3,720)	(2,949)
Non-US healthcare plans and programme rebates	(543)	(431)	(350)
Sales returns and discounts	(2,880)	(2,662)	(2,465)

Total gross-to-net sales adjustments	(15,035)	(11,381)	(8,979)

Total net sales	60,776	51,078	45,553

4 Employee cost

DKK million	2010	2009	2008

Wages and salaries	14,520	13,231	11,959
Share-based payment costs
(refer to note 28)	463	259	331
Pensions – defined contribution plans	1,052	958	871
Pensions – retirement benefit
obligations (refer to note 21)	210	152	128
Other contributions to social security	1,067	898	756
Other employee costs	1,510	1,332	1,240

Total employee costs for the year	18,822	16,830	15,285

Change in employee costs included
in assets under construction	(559)	(485)	(449)
Change in employee costs included
in inventories	76	(21)	(146)

Total employee costs expensed
in the Income statement	18,339	16,324	14,690

Included in the Income statement:
Cost of goods sold	4,006	3,952	3,676
Sales and distribution costs	7,240	6,063	5,083
Research and development costs	3,697	3,218	3,040
Administrative expenses	2,059	1,811	1,654
Licence fees and other operating income	1,337	1,280	1,237

Total included in the Income statement	18,339	16,324	14,690

Employee costs related to NNE Pharmaplan and NNIT are included in the schedule of total employee costs, whereas in previous years they were stated outside the schedule. Comparatives for 2009 and 2008 have been included in the schedule accordingly.

Average number of full-time equivalents	29,423	27,985	26,069
Year-end number of full-time equivalents	30,014	28,809	26,575

DKK million	2010	2009	2008

Remuneration to Executive Management amounts to:
Salary	32	30	31
Pension	8	8	7
Other benefits	1	1	2

Total	41	39	40

Share-based payments are allocated in the joint pool with other members of the Senior Management Board. Please refer to the ‘Remuneration report’ in the section Corporate governance, remuneration and leadership, pp 46–49, for further information on remuneration to the Board of Directors and Executive Management.

5 Fee to statutory auditors

DKK million	2010	2009	2008

Statutory audit	25	25	25
Audit-related services	6	6	4
Tax advisory services	15	13	16
Other services	4	3	1

Total fee to statutory auditors	50	47	46

6 Depreciation, amortisation and impairment losses

DKK million	2010	2009	2008

Included in the Income statement:
Cost of goods sold	1,832	1,851	1,831
Sales and distribution costs	60	43	38
Research and development costs	460	528	473
Administrative expenses	115	129	100

Total depreciation, amortisation and impairment losses	2,467	2,551	2,442

7 Financial income

DKK million	2010	2009	2008

Interest income	235	313	631
Foreign exchange gain (net)	86	62	–
Foreign exchange gain on
derivatives (net)	61	–	105
Gains on currency options (net)	–	–	34
Foreign exchange gain on derivatives transferred from Other
comprehensive income (net)	–	–	357

Total financial income	382	375	1,127

8 Financial expenses

DKK million	2010	2009	2008

Interest expenses 1)	500	384	246
Foreign exchange loss (net)	–	–	355
Foreign exchange loss on
derivatives (net)	–	95	–
Loss on currency options (net)	82	56	–
Capital loss on investments etc	23	16	28
Other financial expenses	46	52	52
Foreign exchange loss on
derivatives transferred from Other
comprehensive income (net)	1,406	662	–

Total financial expenses	2,057	1,265	681

1) Interest expenses include interest on tax cases ongoing or settled during the year.

Novo Nordisk Annual Report 2010 69

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

9 Taxes

DKK million	2010		2009		2008

Current tax on profit for the year	3,477		2,382		2,233
Deferred tax on profit for the year (refer to note 20)	495		840		851

Tax on profit for the year	3,972		3,222		3,084
Adjustments related to previous years – current tax	504		(54)		(218)
Adjustments related to previous years – deferred tax	(593)		52		184

Income taxes in the Income statement	3,883		3,220		3,050

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	25.0%		25.0%		25.0%
Deviation in foreign subsidiaries’ tax rates compared to the Danish tax rate (net)	(2.5%	)	(2.2%	)	(0.3%	)
Non-tax income less non-tax-deductible expenses (net)	(1.2%	)	0.2%		(0.4%	)
Other	(0.1%	)	0.0%		(0.3%	)

Effective tax rate	21.2%		23.0%		24.0%

Tax on Other comprehensive income for the year, (income)/expense (refer to note 20)	(346)		25		(81)

Tax on Other comprehensive income for the year relates to tax on deferred (gains)/losses on cash flow hedges etc.

10 Earnings per share and dividend

DKK million		2010	2009	2008

Net profit for the year		14,403	10,768	9,645

Average number of shares outstanding	in 1,000 shares	580,438	599,197	615,780
Dilutive effect of outstanding share bonus pool and options ‘in the money’ 1)	in 1,000 shares	5,039	5,126	4,947

Average number of shares outstanding including dilutive effect of options ‘in the money’	in 1,000 shares	585,477	604,323	620,727

Basic earnings per share 1)	DKK	24.81	17.97	15.66
Diluted earnings per share 1)	DKK	24.60	17.82	15.54

1) For further information on outstanding share bonus pool and options, refer to notes 28 and 29.

Dividend
At the end of 2010, proposed dividends (not yet declared) of DKK 5,700 million (DKK 10.00 per share) are included in Retained earnings.

The declared dividend included in Retained earnings was DKK 4,400 million (DKK 7.50 per share) and DKK 3,650 million (DKK 6.00 per share) in 2009 and 2008 respectively. No dividend is declared on treasury shares.

70 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

11 Intangible assets

DKK million	Goodwill	Patents and licences etc	Other intangible assets 1)	Total

2010
Cost at the beginning of the year	139	928	727	1,794
Additions during the year	–	148	339	487
Disposals during the year	(4)	(2)	(40)	(46)
Effect of currency translation	–	16	26	42

Cost at the end of the year	135	1,090	1,052	2,277

Amortisation and impairment losses at the beginning of the year	65	283	409	757
Amortisation for the year	–	31	49	80
Amortisation and impairment losses reversed on disposals during the year	–	(1)	(40)	(41)
Effect of currency translation	–	7	16	23

Amortisation and impairment losses at the end of the year	65	320	434	819

Carrying amount at the end of the year	70	770	618	1,458

2009
Cost at the beginning of the year	136	700	609	1,445
Additions during the year	3	277	113	393
Disposals during the year	–	(49)	(6)	(55)
Effect of currency translation	–	–	11	11

Cost at the end of the year	139	928	727	1,794

Amortisation and impairment losses at the beginning of the year	65	219	373	657
Amortisation for the year	–	21	40	61
Impairment losses for the year	–	92	–	92
Amortisation and impairment losses reversed on disposals during the year	–	(49)	(6)	(55)
Effect of currency translation	–	–	2	2

Amortisation and impairment losses at the end of the year	65	283	409	757

Carrying amount at the end of the year	74	645	318	1,037

1) Includes primarily internally developed software and costs related to major IT projects.

Impairment tests in 2010 and 2009 were based upon Management’s projections and anticipated net present value of future cash flows from cash-generating units. Management has used a discount rate (WACC) pre tax of 9% based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values used are based on the expected life of products, forecast life cycle and forecast cash flow over that period and the useful life of the underlying assets. No material impairment losses have been recognised during 2010 and 2009.

Novo Nordisk Annual Report 2010 71

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

12 Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	Total

2010
Cost at the beginning of the year	12,855	16,709	2,740	2,907	35,211
Additions during the year	142	394	146	2,694	3,376
Disposals during the year	(35)	(830)	(156)	–	(1,021)
Transfer from/(to) other items	372	727	76	(1,175)	–
Effect of currency translation	264	243	55	90	652

Cost at the end of the year	13,598	17,243	2,861	4,516	38,218

Depreciation and impairment losses at the beginning of the year	4,387	9,913	1,685	–	15,985
Depreciation for the year	581	1,453	285	–	2,319
Impairment losses for the year	37	30	1	–	68
Depreciation and impairment losses reversed on disposals during the year	(29)	(708)	(145)	–	(882)
Effect of currency translation	72	118	31	–	221

Depreciation and impairment losses at the end of the year	5,048	10,806	1,857	–	17,711

Carrying amount at the end of the year	8,550	6,437	1,004	4,516	20,507

200909
Cost at the beginning of the year	12,280	15,699	2,620	1,789	32,388
Additions during the year	232	259	179	1,962	2,632
Disposals during the year	(81)	(129)	(118)	–	(328)
Transfer from/(to) other items	190	615	54	(859)	–
Effect of currency translation	234	265	5	15	519

Cost at the end of the year	12,855	16,709	2,740	2,907	35,211

Depreciation and impairment losses at the beginning of the year	3,792	8,471	1,486	–	13,749
Depreciation for the year	528	1,418	297	–	2,243
Impairment losses for the year	100	52	3	–	155
Depreciation and impairment losses reversed on disposals during the year	(73)	(105)	(101)	–	(279)
Effect of currency translation	40	77	–	–	117

Depreciation and impairment losses at the end of the year	4,387	9,913	1,685	–	15,985

Carrying amount at the end of the year	8,468	6,796	1,055	2,907	19,226

13 Investments in associated companies

DKK million	2010	2009	2008

Carrying amount at the beginning of the year	176	222	500
Investments during the year	38	15	–
Transfers to Other non-current financial assets	(68)	–	–
Divestments during the year	(70)	–	(18)
Share of profit/(loss) recognised in the Income statement	38	(55)	(124)
Impairments	(63)	–	–
Dividend received	(8)	(18)	(170)
Other equity movements	–	12	34

Carrying amount at the end of the year	43	176	222

Share of profit/(loss)	38	(55)	(124)
Impairments	(63)	–	–
Gain from divestment of shares in ZymoGenetics, Inc	1,056	–	–
Transfer of share of Other comprehensive income of ZymoGenetics, Inc	36	–	–
Currency translation	3	–	–

Total share of profit/(loss) of associated companies, net of tax	1,070	(55)	(124)

In 2010, Novo Nordisk sold its 22,143,320 shares in ZymoGenetics, Inc. at a price of USD 9.75 per share. The sale resulted in a non-recurring income of DKK 1,092 million. The income from the transaction is exempt from tax charges under applicable Danish tax laws. Also during 2010, Novo Nordisk transferred Innate Pharma SA to Other non-current financial assets as Novo Nordisk no longer holds significant influence. Carrying amount of investments at the end of the year of DKK 43 million relates to Harno Invest A/S (formerly Dako A/S) only. Public accounting information for 2010 are not yet available. In 2009, the associated companies realised DKK 170 million in sales and generated a net loss of DKK 598 million. At 31 December 2009, total assets amounted to DKK 2,168 million, whereas total liabilities amounted to DKK 1,772 million.

72 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

14 Financial assets and liabilities

DKK million	Equity investments	Maturity < 1 year	Maturity > 1 year < 5 years	Maturity > 5 years	Total

Assets at the end of the year

2010
Available-for-sale financial assets
– Other non-current financial assets (equity investments)	216				216
– Marketable securities (bonds) 1)		3,174	752		3,926
Financial assets measured at fair value through the Income statement
– Derivative financial instruments (refer to note 30)		108			108
Loans and receivables
– Other non-current financial assets				38	38
– Trade receivables (refer to note 16)		8,500			8,500
– Other current assets less prepayments (refer to note 17)		1,786			1,786
– Cash at bank and in hand		12,017			12,017

Total	216	25,585	752	38	26,591

2009
Available-for-sale financial assets
– Other non-current financial assets (equity investments)	145				145
– Marketable securities (bonds) 1)		500	513		1,013
Financial assets measured at fair value through the Income statement
– Derivative financial instruments (refer to note 30)		44	55		99
Financial assets measured at fair value through Other comprehensive income
– Derivative financial instruments (refer to note 30)		506	(88)		418
Loans and receivables
– Other non-current financial assets				37	37
– Trade receivables (refer to note 16)		7,063			7,063
– Other current assets less prepayments (refer to note 17)		1,271			1,271
– Cash at bank and in hand		11,296			11,296

Total	145	20,680	480	37	21,342

1) Danish AAA-rated mortgage bonds issued by Danish credit institutions governed by the Danish Financial Supervisory Authority. Redemption yield on the bond portfolio is 1.05% (1.79% in 2009). Nominal EUR 9 million (DKK 69 million) of Greek zero-coupon state bonds related to the settlement in 2010 of overdue hospital accounts receivables is included.

	Maturity	Maturity	Maturity	Total
	< 1 year	> 1 year	> 5 years
DKK million		< 5 years

Liabilities at the end of the year

2010
Financial liabilities measured at amortised cost
– Non-current debt (refer to note 19)		145	359	504
– Current debt (refer to note 23)	562			562
– Trade payables	2,906			2,906
– Other current liabilities less taxes and duties payable (refer to note 24)	7,636			7,636
Financial liabilities measured at fair value through the Income statement
– Derivative financial instruments (refer to note 30)	438	8		446
Financial liabilities measured at fair value through Other comprehensive income
– Derivative financial instruments (refer to note 30)	582	130		712

Total	12,124	283	359	12,766

2009
Financial liabilities measured at amortised cost
– Non-current debt (refer to note 19)		563	407	970
– Current debt (refer to note 23)	263			263
– Trade payables	2,242			2,242
– Other current liabilities less taxes and duties payable (refer to note 24)	6,551			6,551
Financial liabilities measured at fair value through the Income statement
– Derivative financial instruments (refer to note 30)	56	66		122
Financial liabilities measured at fair value through Other comprehensive income
– Derivative financial instruments (refer to note 30)	15	18		33

Total	9,127	647	407	10,181

For a description of the credit quality of financial assets such as Trade receivables, Cash at bank and in hand and Current debt and Derivative financial instruments, refer to notes 27 and 30.

Novo Nordisk Annual Report 2010 73

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

14 Financial assets and liabilities (continued)

Financial assets and liabilities that are measured in the Balance sheet at fair value can be categorised by the following fair value measurement hierarchy:

DKK million	Active market data 1)	Directly or indirectly observable market data 2)	Not based on observable market data 3)	Total

2010
Available-for-sale financial assets
Other non-current financial assets (equity investments)	57		159	216
Marketable securities (bonds)	3,926			3,926
Financial assets at fair value through the Income statement
Derivative financial instruments		108		108

Total assets	3,983	108	159	4,250

Financial liabilities at fair value through the Income statement
Derivative financial instruments		1,158		1,158

Total liabilities	–	1,158	–	1,158

2009
Available-for-sale financial assets
Other non-current financial assets (equity investments)	8		137	145
Marketable securities (bonds)	1,013			1,013
Financial assets at fair value through the Income statement
Derivative financial instruments		517		517

Total assets	1,021	517	137	1,675

Financial liabilities at fair value through the Income statement
Derivative financial instruments		155		155

Total liabilities	–	155	–	155

1) The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
2) The fair value of financial instruments that are not traded in an active market (ie over-the-counter derivatives) is determined using valuation techniques.
3) If there are no observable market data available (ie unlisted equity investments), the instrument is included in the latter category.

The following table presents the changes in the category ‘Not based on observable market data’ for the year ended 31 December 4).

DKK million	2010	2009

Other non-current financial assets (equity investments)
Balance at the beginning of the year	137	153
Total gains/(losses) recognised in the Income statement, financial income/expenses	(12)	(33)
Purchases	34	17

Balance at the end of the year	159	137

4) There were no transfers between the categories ‘Active market data’ and ‘Directly or indirectly observable market data’ during 2010 or 2009.

74 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

15  Inventories

DKK million	2010	2009

Raw materials	1,378	1,290
Work in progress	6,344	7,254
Finished goods	3,268	2,196

Total inventories (gross)	10,990	10,740
Inventory write-downs at year-end	1,301	724

Total inventories	9,689	10,016

Indirect production costs included in work
in progress and finished goods	5,090	5,046

The movements in the inventory write-downs
can be specified as follows:
Inventory write-downs at the beginning of the year	724	1,038
Utilisation of inventory write-downs	(139)	(513)
Reversal of inventory write-downs	(116)	(115)
Inventory write-downs net for the year	832	314

Inventory write-downs at the end of the year	1,301	724

16  Trade receivables

DKK million	2010	2009

Trade receivables (gross)	9,127	7,663
Allowances at the end of the year	627	600

Trade receivables (net)	8,500	7,063

Trade receivables (net) are equal to an average
credit period of 51 days (50 days in 2009).

Trade receivables can be specified as follows:
Non-impaired trade receivables
– Not yet due	7,425	5,801
– Overdue by between 1 and 179 days	727	678
– Overdue by between 180 and 359 days	128	452
– Overdue by more than 360 days	220	132

Total exposure to credit risk	8,500	7,063
Trade receivables allowances	627	600

Trade receivables (gross)	9,127	7,663

Allowances for doubtful receivables can be
specified as follows:
Carrying amount at the beginning of the year	600	602
Confirmed losses	(14)	(20)
Reversal of allowances for possible losses	(141)	(32)
Allowances for possible losses for the year	164	74
Effect of currency translation	18	(24)

Carrying amount at the end of the year	627	600

17  Other current assets

DKK million	2010	2009

Prepayments 1)	617	691
Interest receivable	97	83
Amounts owed by affiliated companies	111	118
Rent deposit	455	344
VAT receivable	474	125
Other receivables 2)	649	601

Total other current assets	2,403	1,962

1) Comprises prepayments to ongoing research and development activities and payments made concerning subsequent financial years etc.
2) Other receivables comprise miscellaneous duties and work in progress for third parties etc.

Novo Nordisk Annual Report 2010 75

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

18  Share capital

DKK million	A share capital	B share capital	Total share capital

Development in share capital:
2006 and before	107	567	674
2007	–	(27)	(27)
2008	–	(13)	(13)
2009	–	(14)	(14)

At the beginning of the year	107	513	620
2010	–	(20)	(20)

At the end of the year	107	493	600

At the end of 2010, the share capital amounted to DKK 107,487,200 in A share capital (equal to 107,487,200 A shares of DKK 1) and DKK 492,512,800 in B share capital (equal to 492,512,800 B shares of DKK 1).

Treasury shares	Market value DKK million	As % of share capital before cancellation		As % of share capital after cancellation		2010 Number of B Shares of DKK 1	2009 Number of B Shares of DKK 1

Holding at the beginning of the year	10,670	5.18%				32,137,945	25,721,095
Cancellation of treasury shares	(6,640)	(3.23%	)			(20,000,000)	(14,000,000)

Holding of treasury shares, adjusted for cancellation	4,030	1.95%		2.02%		12,137,945	11,721,095
Purchase during the year	9,498			3.26%		19,534,528	21,661,949
Sale during the year	(678)			(0.58%	)	(3,465,718)	(1,245,099)
Value adjustment	4,892					–	–

Holding at the end of the year	17,742			4.70%		28,206,755	32,137,945

Acquisition of treasury shares during the year relates to the DKK 9.5 billion share repurchase programmes for 2010 of Novo Nordisk B shares. The purpose of the programme was a reduction of the company’s share capital. Sale of treasury shares relates to exercised share options, employee share savings programme and employee shares.

At the end of the year, 6,255,365 shares of the treasury B shareholding are regarded as hedges for the share-based incentive schemes and restricted stock awards to employees.

19  Non-current debt

DKK million	2010	2009

Mortgage debt and other secured loans 1)	504	503
Unsecured loans and other non-current loans	–	467

Total non-current debt	504	970

The debt is denominated in the following currencies:
DKK	2	2
EUR	502	501
USD	–	467

Total non-current debt	504	970

Adjustment of the above loans to market value at year-end 2010 would result in a loss of DKK 4 million (a loss of DKK 22 million at year-end 2009).

1) Terms to maturity between 2016 and 2022 and a weighted average interest rate of 1.34%.

76 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

20  Deferred income tax assets and liabilities

DKK million	2010	2009

At the beginning of the year	(1,555)	(708)
Deferred tax on profit for the year (refer to note 9)	(495)	(840)
Adjustment relating to previous years	593	(52)
Deferred tax on items recognised in Other comprehensive income (refer to note 9)	346	(14)
Effect of currency translation	93	59

Total deferred tax assets/(liabilities), net	(1,018)	(1,555)

			2010			2009
DKK million	Assets	Liabilities	Total	Assets	Liabilities	Total

Specification
The deferred tax assets and liabilities are allocated
to the various items in the Balance sheet as follows:
Property, plant and equipment	189	(1,468)	(1,279)	165	(1,432)	(1,267)
Intangible assets	549	(4)	545	475	(5)	470
Indirect production costs	–	(1,272)	(1,272)	–	(1,262)	(1,262)
Unrealised profit on intra-Group sales	2,703	–	2,703	2,106	–	2,106
Provisions for doubtful trade receivables	49	–	49	101	–	101
Tax-loss carry-forward	113	–	113	44	–	44
Other	478	(2,355)	(1,877)	288	(2,035)	(1,747)

	4,081	(5,099)	(1,018)	3,179	(4,734)	(1,555)

Netting of deferred tax assets and deferred tax liabilities related to
income taxes for which there is a legally enforceable right to offset	(2,234)	2,234	0	(1,724)	1,724	0

Total deferred tax assets/(liabilities), net	1,847	(2,865)	(1,018)	1,455	(3,010)	(1,555)

Tax losses carried forward

Further to the above, the tax value of tax losses carried forward of DKK 176 million (DKK 285 million in 2009) has not been recognised in the Balance sheet due to the likelihood that the tax losses will not be realised in the future.

21  Retirement benefit obligations

Most employees in the Group are covered by post-employment retirement plans primarily in the form of defined contribution plans but in a few cases in the form of defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

The Group’s defined benefit plans are primarily located in Japan, Germany, the United States and Switzerland. Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Balance sheet. In accordance with the Accounting policies, the costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs and Administrative expenses.

Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States. The following shows a five-year summary reflecting the funding of retirement obligations and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities:

DKK million	2010	2009	2008	2007	2006

Retirement benefit obligations	1,452	1,063	1,103	885	938
Fair value of plan assets	(766)	(620)	(649)	(566)	(495)

(Over)/under funding	686	443	454	319	443
Unrecognised actuarial gains/(losses) 1)	(117)	13	(35)	43	(113)

Net retirement benefit obligations recognised in the Balance sheet	569	456	419	362	330

1) Actuarial (gains)/losses on plan assets and plan liabilities for the year are predominantly related to actuarial adjustments while experience adjustments are immaterial.

Novo Nordisk Annual Report 2010 77

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

21  Retirement benefit obligations (continued)

DKK million			2010	2009

	Pension plans	Medical benefits	Total	Total

Changes in the retirement
benefit obligations
At the beginning of the year	832	231	1,063	1,103
Current service costs	99	38	137	118
Interest cost	35	15	50	45
Actuarial (gains)/losses	92	15	107	(29)
Past service costs	(1)		(1)	(4)
Benefits paid	(29)	(3)	(32)	(53)
Curtailments			–	(2)
Settlements			–	(104)
Effect of currency translation	96	19	115	(3)
Other	14	(1)	13	(8)

At the end of the year	1,138	314	1,452	1,063

DKK million	2010	2009

Changes in the fair value of plan assets
At the beginning of the year	620	649
Expected return on plan assets	26	20
Actuarial gains/(losses)	(13)	(14)
Employer contributions	84	68
Benefits paid to employees	(19)	(40)
Curtailments	–	3
Settlements	–	(67)
Effect of currency translation	62	1
Other	6	–

At the end of the year	766	620

DKK million	2010	2009

Net retirement benefit obligations
recognised in the Balance sheet
Present value of funded retirement
benefit obligations	1,070	832
Fair value of plan assets	(766)	(620)

Net retirement benefit obligations funded	304	212
Present value of unfunded retirement
benefit obligations	382	231

(Over)/underfunding	686	443
Unrecognised actuarial gains/(losses)
on pension plans (net)	(144)	(26)
Unrecognised actuarial gains/(losses)
on post-employment medical benefits (net)	24	37
Unrecognised past service costs	3	2

Net retirement benefit obligation	569	456

Amount recognised in the Balance sheet is reported as Non-current debt.

DKK million	2010	2009

Changes in net retirement benefit obligations
At the beginning of the year	456	419
Recognised in the Income statement	210	152
Employer contributions	(84)	(68)

Benefit paid to employees (net)	(13)	(13)
Settlements	–	(37)
Curtailments	–	7
Currency translation	–	(4)

At the end of the year	569	456

DKK million	2010	2009

Costs recognised in the Income statement
for the year
Current service costs	137	118
Interest cost on pension obligation	50	45
Expected return on plan assets 1)	(26)	(20)
Actuarial (gains)/losses	(11)	30
Curtailment/settlement gains	–	(20)
Past service costs	–	(1)
Effect of currency translation	53	–
Other	7	–

Total charge to the Income statement	210	152

1) Actual return on plan assets was DKK 13 million in 2010 (a loss of DKK 6 million in 2009)

The costs are recognised in the Income statement
as employee costs by function and consist of:
Defined benefit pension plans	137	107
Post-employment medical benefits	73	45

Total charge to the Income statement	210	152

The Group expects to contribute DKK 73 million to its defined benefit plans in 2011 (actual DKK 84 million in 2010)

		2010		2009

	DKK		DKK
	million	%	million	%

Weighted average asset
allocation of funded
retirement obligations
Coverage insurance 2)	522	68%	434	70%
Equities	83	11%	57	9%
Bonds	88	12%	68	11%
Cash at bank	63	8%	59	10%
Property	10	1%	2	0%

Total	766	100%	620	100%

2) Novo Nordisk’s defined benefit payments in Germany and Switzerland are reimbursed by Allianz regardless of the value of the plan assets. The only risk related to the pension in these countries is therefore counterparty risk against Allianz.

DKK million	2010	2009

The assumptions used for valuation of
defined benefit plans and post-employment
medical benefits are as follows
Discount rate	4%	4%
Projected return on plan assets	3%	3%
Projected future remuneration increases	2%	3%
Healthcare cost trend rate	5%	6%
Inflation rate	2%	2%

Actuarial valuations are performed annually for all major defined benefit plans. The overall expected rate of return is determined based on low-risk investments in bonds in the relevant currencies.

The effect of a 1 percentage point increase or decrease in the medical cost trend rate is shown below. The Group’s major post-employment medical plans are for US employees.

DKK million		2010		2009

	Increase	Decrease	Increase	Decrease

Current service and
interest cost	3	(4)	2	(3)

Defined benefit obligation	20	(22)	13	(14)

78 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

22 Provisions for other liabilities

DKK million	Provisions for product returns 1)	Provisions for sales rebates	Other provisions 2)	2010 Total	2009 Total

At the beginning of the year	588	2,623	1,187	4,398	3,786
Additional provisions, including increases to existing provisions	186	7,197	738	8,121	5,501
Amount used during the year	(241)	(5,491)	(182)	(5,914)	(4,738)
Adjustments, including unused amounts reversed during the year	(32)	(179)	(10)	(221)	(147)
Effect of currency translation	33	214	36	283	(4)

At the end of the year	534	4,364	1,769	6,667	4,398

Specification of other provisions:
Non-current	319	–	1,704	2,023	1,157
Current	215	4,364	65	4,644	3,241

Total provisions for other liabilities	534	4,364	1,769	6,667	4,398

1) Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents Management’s best estimate.
2) Other provisions consist of various types of provisions, including employee benefits like jubilee benefits and provisions for legal disputes, which represent Management’s best estimate. Please refer to note 31 for further information on commitments and contingencies.

23 Current debt and derivative financial instruments

DKK million	2010	2009

Bank overdrafts	57	262
Loans	505	–
Derivative financial instruments	1,158	156

Total current debt and derivative
financial instruments	1,720	418

24 Other current liabilities

DKK million	2010	2009

Employee costs payable	3,042	2,742
Taxes and duties payable	318	262
Other payables 1)	4,594	3,809

Total other current liabilities	7,954	6,813

1) Other payables primarily consist of accruals related to ongoing research and development clinical trials, royalty payments, deferred income and interest accruals etc.

25 Other adjustments for non-cash items

DKK million	2010	2009	2008

Share-based payment costs
(refer to note 28)	463	259	331
Increase/(decrease) in provisions and benefit obligations	2,382	649	221
(Gains)/losses from sale of property, plant and equipment	71	(3)	95
Change in allowances for doubtful trade receivables (refer to note 16)	41	18	69
Unrealised (gain)/loss on equity investments and bonds etc	(43)	21	30
Unrealised foreign exchange (gain)/loss	(467)	(253)	24
Share of (profit)/loss in associated companies (refer to note 13)	(1,070)	55	124
Other, including difference between average exchange rate and year-end exchange rate	457	113	(280)

Other adjustments for non-cash items	1,834	859	614

26 Cash and cash equivalents

DKK million	2010	2009	2008

Cash at bank and in hand	12,017	11,296	8,781
Bank overdrafts (refer to note 23)	(57)	(262)	(55)

Cash and cash equivalents at the end of the year	11,960	11,034	8,726

Novo Nordisk Annual Report 2010 79

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

27 Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objectives and policies for the company’s financial risk management are outlined in an internal Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of allowed financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk for Novo Nordisk and as such has a significant impact on the Income statement and Other comprehensive income, the Balance sheet and the Statement of cash flows.

The bulk of Novo Nordisk’s sales are in EUR, USD, JPY, CNY and GBP, while most production, research and development costs are carried in DKK. Consequently, Novo Nordisk’s foreign exchange risk is most significant in USD, JPY, CNY and GBP, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR.

The overall objective of foreign exchange risk management is to limit any short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results.

Novo Nordisk hedges existing assets and liabilities in major currencies as well as future expected cash flows up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continually assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

In 2010, the USD, the JPY, the CNY and the GBP appreciated by 8.1%, 22.6%, 11.8% and 5.3% versus the DKK respectively. In 2009, the USD, the JPY and the CNY depreciated by 1.8%, 3.9% and 1.7% versus the DKK respectively, whereas the GBP appreciated by 7.6% versus the DKK.

Key currencies:

Exchange rate DKK per 100	2010 average	2009 average	2010 end of year	2009 end of year

USD	562	536	561	519
JPY	6.42	5.73	6.89	5.62
CNY	83	78	85	76
GBP	869	836	867	823

At year-end 2010, Novo Nordisk covered the foreign exchange exposures on the Balance sheet together with 15 months of expected future cash flow in USD. For JPY, CNY and GBP, the equivalent cover was 14 months, 12 months and 10 months respectively. At the end of 2009, the USD and CNY cover was 17 months, and for JPY and GBP the cover was 15 months and 14 months respectively.

Foreign exchange sensitivity analysis

A 5% increase/decrease in the following currencies will impact Novo Nordisk’s operating profit as outlined in the table below:

DKK million	Estimated for 2011	2010

USD	620	580
JPY	155	150
CNY	120	100
GBP	85	80

The table below shows the effect on the financial instruments if all other currencies increased by 5% and decreased by 5% respectively versus EUR and DKK at the end of 2010 and at the end of 2009.

	5% increase in all	5% decrease in all
	currencies against	currencies against
DKK million	DKK and EUR	DKK and EUR

2010
Other comprehensive income	(862)	893
Income statement	93	(38)

Total	(769)	855

2009
Other comprehensive income	(878)	879
Income statement	(49)	98

Total	(927)	977

The lower foreign exchange sensitivities in 2010, compared to 2009, are primarily a result of lower hedging covers as described in the above.

The financial instruments included in the foreign exchange sensitivity analysis are the Group’s:

•	Cash,
•	Accounts receivable and Accounts payable,
•	Current and non-current loans,
•	Current and non-current financial investments,
•	Foreign exchange forwards and Foreign exchange options hedging transaction exposure,
•	Interest rate swaps and Cross-currency swaps

Not included are anticipated currency transactions, investments and fixed assets.

Novo Nordisk only hedges invested equity in major foreign affiliates to a very limited extent. Equity hedging takes place using long-term cross-currency swaps. At the end of 2010, hedged equity constituted 15% of the Group’s JPY equity. At the end of 2009, 16% of the Group’s JPY equity was hedged.

Interest rate risk
In general, DKK and EUR interest rates declined in 2010. The Danish two-year interest rate was 1.8% at the end of 2010, down from 2.42% at the end of 2009. The three-month Cibor interest rate was 1.21% at the end of 2010, down from 1.55% in 2009.

Changes in interest rates affect Novo Nordisk’s financial instruments. At the end of 2010, an increase in the interest rate level of 1 percentage point would, all else being equal, decrease the fair value of Novo Nordisk’s finan-cial instruments by DKK 8 million (increase the fair value by DKK 19 million in 2009).

The financial instruments included in the sensitivity analysis consist of Marketable securities, Deposits, Current and non-current loans, Interest rate swaps and Cross-currency swaps. Not included are Foreign exchange forwards and Foreign exchange options due to the limited effect that a parallel shift in interest rates in all currencies has on these instruments.

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities. Novo Nordisk uses cash pools for optimisation and centralisation of cash management. For non-cash pool affiliates, surplus cash above the balance required for working capital manage ment is deposited with the Parent company, which invests surplus cash in money market deposits and marketable securities.

Counterparty risk
The use of derivatives and money market deposits gives rise to counterparty exposure. To manage counterparty credit risk, Novo Nordisk only enters into derivative financial contracts and money market deposits with financial counterparties possessing a satisfactory long-term credit rating from both Standard and Poor’s and Moody’s. Currently, all of Novo Nordisk’s significant financial counterparties have a long-term credit rating in the AA or the A category. Furthermore, maximum credit lines defined for each counter-party limit the overall counterparty risk.

The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings.

80 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

27 Financial risk (continued)

Credit risk on Trade receivables and Other current assets is limited as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers.

Capital structure
Novo Nordisk’s capital structure is characterised by a substantial equity ratio. This is in line with the general capital structure of the pharma ceutical industry and reflects the inherent long-term investment horizons in an industry with typically more than 10 years’ development time for pharmaceutical products. Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 60.2% at the end of the year (65.3% at the end of 2009).

28 Share-based payment schemes

DKK million	2010	2009	2008

Employee shares	241	49	171
Long-term share-based incentive programme (Senior Management Board)	64	54	55
Long-term share-based incentive programme and share options (management group below
Senior Management Board) 1)	158	156	105

Share-based payment expensed in the Income statement	463	259	331

1) Includes long-term share-based incentive programme for 2007 to 2010 and share option programme for 2005 and 2006.

Employee shares
In 2010, a general employee share programme was implemented in Den-mark. Approximately 11,000 employees have purchased 567,000 shares at a price of DKK 275 per share.

Outside Denmark the programme is structured as share options with the same initial benefit per employee as in Denmark. Approximately 15,000 employees have been granted share options and it is estimated that approximately 273,000 share options will be exercised when the options vest in three years.

Long-term share-based incentive programme
For a description of the programme, please refer to the Remuneration report’ in the section Corporate governance, remuneration and leadership, pp 46– 49.

The Board of Directors on 1 February 2011 approved the establishment of a joint pool, for members of the Senior Management Board, for the financial year 2010 by allocating a total of 169,025 Novo Nordisk B shares. This allo cation amounts to eight months of fixed base salary plus pension contribution on average per participant, corresponding to a value at launch of the programme of DKK 64 million. This amount was expensed in 2010. The share price used for the conversion was the average share price (DKK 379) for Novo Nordisk B shares on NASDAQ OMX Copenhagen from 2–16 February 2010. Based on the split of participants at the establishment of the joint pool, approximately 30% of the pool will be allocated to members of Executive Management and 70% to members of the Senior Management Board.

The shares allocated to the joint pool for 2007 (166,292 shares), corresponding to a value at launch of the programme of DKK 43 million expensed in 2007, were released to the individual participants on 1 February 2011 following the approval of the Annual Report 2010 by the Board of Directors.

For the management group below the Senior Management Board, a share-based incentive programme with similar performance criteria was introduced in 2007.

The shares allocated to the joint pool for 2007 (477,832 shares), corresponding to a value at launch of the programme of DKK 135 million amortised over the period 2007–2010, were released to the individual participants on 1 February 2011 following the approval of the Annual Report 2010 by the Board of Directors. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2008, this group consisted of about 590 employees. The allocation to the joint pool was DKK 181 million, corresponding to 570,390 shares. The cost of this allocation will be amortised over the period 2008–2011.

For 2009, this group consisted of about 675 employees. The allocation to the joint pool was DKK 186 million, corresponding to 605,218 shares. The cost of this allocation will be amortised over the period 2009–2012.

For 2010, this group consisted of about 700 employees. The allocation to the joint pool was DKK 208 million, corresponding to 548,936 shares. The cost of this allocation will be amortised over the period 2010–2013.

The total number of shares in the joint pools relating to the years 2008, 2009 and 2010 is as follows:

Year allocated to pool	Number of shares	Vesting

Senior Management Board
2008 1)	166,302	2012
2009	177,066	2013
2010	169,025	2014

	512,393
Management group below
Senior Management Board
2008	570,390	2012
2009	605,218	2013
2010	548,936	2014
Cancelled	(62,590)

	1,661,954

Total	2,174,347

1) The number of shares in the joint pool for 2008 has been reduced due to termination of an international member of the Senior Management Board.

For the service entities NNIT and NNE Pharmaplan, separate share-based incentive programmes have been set up that are similar to the general Novo Nordisk programme but operate with entity-specific targets.

Share options
Novo Nordisk established share option schemes in 1998–2006 with the purpose of motivating and retaining a qualified management group and to ensure common goals for Management and the owners. Each option gives the right to purchase one Novo Nordisk B share. All share options are hedged by treasury shares. No options have been granted since 2006 as the long-term incentive programme from 2007 onwards has been share-based.

The options are exercisable three years after the issue date and will expire after eight years. The exercise price for options granted based on performance targets for the financial years 2000–2006 was equal to the market price of the Novo Nordisk B share at the time when the plan was established. The options can only be settled in shares.

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

Assumptions
The fair value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.

The expected volatility is calculated as one-year historic volatility – average of daily volatilities.

The assumptions used are shown in the table below:

	2010	2009	2008

Expected life of the option in years
(average)	4	6	6
Expected volatility	21%	26%	29%
Expected dividend per share (in DKK)	10.00	7.50	6.00
Risk-free interest rate
(based on Danish government bonds)	2.00%	2.00%	3.00%
Novo Nordisk B share price
at the end of the year	629	332	271

Novo Nordisk Annual Report 2010 81

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

28 Share-based payment schemes (continued)

Outstanding share options in Novo Nordisk	Share options	Average exercise price per option DKK	Fair value DKK million	Calculated fair value per option DKK

Outstanding at the end of 2008	6,918,332	133	948	137

Exercised in 2009:
Of 2000 ordinary share option plan	(258,341)	99	(35)	137
Of 2001 ordinary share option plan	(113,484)	166	(15)	137
Of 2003 ordinary share option plan	(148,255)	97.5	(20)	137
Of 2004 ordinary share option plan	(186,350)	133.5	(25)	137
Of 2005 ordinary share option plan	(500,225)	153	(69)	137
Of 2008 employee share options 1)	(1,530)	0	0	137
Expired in 2009	(5,000)	99	(1)	137
Cancelled in 2009	(105,700)	133	(14)	137
Value adjustment 2)			287

Outstanding at the end of 2009	5,599,447	135	1,056	189

Employee share options granted in 2010 1)	273,000		163	597
Exercised in 2010:
Of 2001 ordinary share option plan	(370,400)	166	(70)	189
Of 2003 ordinary share option plan	(281,275)	97.5	(53)	189
Of 2004 ordinary share option plan	(297,000)	133.5	(56)	189
Of 2005 ordinary share option plan	(427,600)	153	(81)	189
Of 2006 ordinary share option plan	(986,847)	175	(186)	189
Of 2008 employee share options 1)	(2,170)	0	0	189
Expired in 2010	(57,708)	166	(11)	189
Cancelled in 2010	(12,553)	135	(2)	189
Value adjustment 2)			950

Outstanding at the end of 2010	3,436,894	110	1,710	498

1) Granted to all employees outside Denmark under the 2008 and 2010 employee share option programme, with a benefit equal to the benefit obtained by the Danish-based employees under the employee share programme.
2) The fair value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

Management’s share options

Share options in Novo Nordisk	At the beginning of the year	Exercised during the year	Additions during the year 3)	At the end of the year	Fair value 4) DKK million

Executive Management:
Lars Rebien Sørensen	68,000	29,000		39,000	20.4
Jesper Brandgaard	33,000	14,500		18,500	9.7
Lise Kingo	19,000	19,000		–	–
Kåre Schultz	–			–	–
Mads Krogsgaard Thomsen	33,000	14,500		18,500	9.7

Executive Management in total	153,000	77,000	–	76,000	39.8

Other members of the Senior Management Board in total	242,950	117,650	50	125,350	59.6

Total	395,950	194,650	50	201,350	99.4

3) Additions during the year cover the holdings of share options by the Senior Management Board members appointed in 2010.
4) The fair value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

The total number of options to acquire B shares held by Executive Management as of 1 February 2011 equals 76,000 and the specific conditions are from the ordinary 2003 share option plan. The 76,000 options are held with an exercise price of DKK 97.5. The exercise period is from 6 February 2007 until 5 February 2012.

82 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

28 Share-based payment schemes (continued)

Exercisable and outstanding share options in Novo Nordisk	Issued share options	Exercised share options	Expired	Cancelled	Outstanding/ exercisable share options	Exercise price DKK	Exercise period

2001 Ordinary share option plan	1,369,960	(1,216,464)	(57,708)	(95,788)	–	166	8/2/05 – 7/2/10
2003 Ordinary share option plan	2,185,000	(1,633,765)		(82,666)	468,569	98	6/2/07 – 5/2/12
2004 Ordinary share option plan	1,618,832	(1,049,866)		(118,000)	450,966	134	31/1/08 – 30/1/13
2005 Ordinary share option plan	1,640,468	(927,825)		(152,818)	559,825	153	31/1/09 – 30/1/14
2006 Ordinary share option plan	2,229,084	(986,847)		(179,053)	1,063,184	175	31/1/10 – 30/1/15

Exercisable at the end of 2010	9,043,344	(5,814,767)	(57,708)	(628,325)	2,542,544

2008 employee share options	694,500	(3,700)		(69,450)	621,350	0	1/11/11
2010 employee share options	273,000				273,000	0	1/12/13

Outstanding at the end of 2010 5)	10,010,844	(5,818,467)	(57,708)	(697,775)	3,436,894

5) All share options will vest if there is a change of control of Novo Nordisk A/S.

Average market price of Novo Nordisk B shares per trading period in 2010	Average market price DKK	Exercised share options

2 February – 16 February	379	1,596,147
27 April – 11 May	463	391,000
5 August – 19 August	502	153,995
27 October – 10 November	556	224,150

Total exercised options		2,365,292

29 Management’s holdings of Novo Nordisk shares

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

Shares in Novo Nordisk	At the beginning of the year	Addition during the year	Sold/released during the year	At the end of the year		Market value 1) DKK million

Board of Directors:
Sten Scheibye	800			800		0.5
Göran A Ando	1,600			1,600		1.0
Anne Marie Kverneland	2,772	89	270	2,591		1.6
Henrik Gürtler	–			–		–
Ulrik Hjulmand-Lassen	755	89		844		0.5
Jørgen Wedel	11,000			11,000		6.9
Kurt Anker Nielsen	83,704		2,000	81,704		51.4
Hannu Ryöppönen	600	1,000		1,600		1.0
Pamela J Kirby	–			–		–
Stig Strøbæk	420	70		490		0.3
Søren Thuesen Pedersen	585	89	365	309		0.2

Board of Directors in total	102,236	1,337	2,635	100,938		63.4

Executive Management:
Lars Rebien Sørensen	10,920	55,138	55,138	10,920		6.9
Jesper Brandgaard	420	31,969	27,430	4,959		3.1
Lise Kingo	220	36,469	36,430	259		0.2
Kåre Schultz	45,100	17,469		62,569		39.3
Mads Krogsgaard Thomsen	11,888	31,969	17,430	26,427		16.6

Executive Management in total	68,548	173,014	136,428	105,134		66.1

The Senior Management Board in total	58,324	249,370	216,339	91,355		57.5

Joint pool for Executive Management and other members of the Senior Management Board 2)	726,640	169,025	258,210	637,455	3)	401.0

Total	955,748	592,746	613,612	934,882		588.0

1)	Calculation of the market value is based on the quoted share price of DKK 629 at the end of the year.
2)	The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants at the establishment of the joint pool, 30% of the pool will be allocated to the members of Executive Management and 70% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced in case of lower-than-planned value creation in subsequent years.
3)	Excludes 41,230 shares currently assigned for five retired Senior Management Board members.

Novo Nordisk Annual Report 2010 83

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

30 Derivative financial instruments

Novo Nordisk uses a number of derivatives to hedge currency exposure. Novo Nordisk’s currency hedging activities are categorised into hedging of forecast transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments. None of the derivatives are held for trading.

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk

	2010			2009

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Currency-related instruments
Forward contracts, cash flow hedges	16,538		658	18,006	418	15
Forward contracts, fair value hedges	2,318		411	3,702	7	56
Currency options, cash flow hedges	5,929	108		3,274	37
Cross-currency swaps, cash flow hedges	818		20	817	55	51
Cross-currency swaps, net investment hedges	166		40	166		3

Total currency-related instruments	25,769	108	1,129	25,965	517	125

Interest-related instruments
Interest rate swaps, cash flow hedges	561		29	560		30

Total interest-related instruments	561	–	29	560	–	30

Total derivatives included in:
Marketable securities and financial instruments		108			517
Current debt and financial instruments			1,158			155

Total hedging activities	26,330	108	1,158	26,525	517	155

Presentation in the Income statement and Other comprehensive income
The fair value adjustments are recognised as follows:

Fair value through the Income statement
Cash flow hedges for which hedge accounting is not applied	108	35	92	66
Fair value hedges		411	7	56

Total fair value adjustments through the Income statement	108	446	99	122

Fair value through Other comprehensive income
Cash flow hedges for which hedge accounting is applied		672	418	30
Net investment hedges
(included in exchange rate adjustment)		40		3

Total fair value adjustments through
Other comprehensive income	–	712	418	33

Total fair value adjustments	108	1,158	517	155

84 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

30 Derivative financial instruments (continued)

Hedging of forecast transactions (cash flow hedge)

The table below shows the fair value of cash flow hedging activities for 2010 and 2009 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting is recognised directly under Other comprehensive income until the hedged items affect the Income statement. At year-end, a loss of DKK 672 million is deferred via Other comprehensive income (a net gain of DKK 388 million in 2009). The fair values of the financial instruments not qualifying for hedge accounting are recognised directly in the Income statement.

	2010			2009

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Hedging of forecast transactions qualifying
for hedge accounting
USD	11,264		292	12,799	266
JPY	3,605		355	3,728	132
GBP	1,063			916	20
Other	606		11	563		15

Total forward contracts	16,538	–	658	18,006	418	15

USD	4,103

Total currency options 1)	4,103	–	–	–	–	–

EUR/USD	504		4	503		11

Total cross-currency swaps	504	–	4	503	–	11

EUR/EUR	251		10	250		4

Total interest rate swaps	251	–	10	250	–	4

Total cash flow hedges for which hedge
accounting is applied	21,396	–	672	18,759	418	30

1) The positive fair value at year-end 2010 does not qualify for hedge accounting and is consequently disclosed in the table below.

Other forecast transaction hedges for which hedge accounting is not applied
EUR/USD 2)			3			40
JPY/DKK	314		13	314	55

Total cross-currency swaps	314	–	16	314	55	40

DKK/DKK	310		11	310		17
EUR/EUR 2)			8			9

Total interest rate swaps	310	–	19	310	–	26

USD	1,826	108		3,274	37

Total currency options	1,826	108	–	3,274	37	–

Total cash flow hedges for which hedge
accounting is not applied	2,450	108	35	3,898	92	66

Total contracts of forecast transactions	23,846	108	707	22,657	510	96

2) The contract value is disclosed only in the upper table.

The financial contracts existing at the end of the year (cash flow hedges) cover the expected future cash flow for the following number of months:

	2010	2009

USD	15 months	17 months
JPY	14 months	15 months
GBP	10 months	14 months
CNY 3)	12 months	17 months

3) USD used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The maturity of the swaps existing at the end of 2010 is December 2011 and December 2012 (December 2011 and December 2012 at the end of 2009).

Novo Nordisk Annual Report 2010 85

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

30 Derivative financial instruments (continued)

Hedging of assets and liabilities (fair value hedge)
The table below shows the fair value of fair value hedging activities for 2010 and 2009 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement, amounting to a loss of DKK 411 million in 2010 (a net loss of DKK 49 million in 2009). As the hedges are highly effective, the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

	2010			2009

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

USD	890		225	2,092		25
JPY	647		166	764		13
GBP	262		7	304	7
Other	519		13	542		18

Total forward contracts	2,318	–	411	3,702	7	56

Total hedging of assets and liabilities	2,318	–	411	3,702	7	56

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, ie primarily assets and liabilities in USD, JPY and GBP.

Hedging of net investments in foreign subsidiaries (net investment hedge)
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2010 and 2009 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly in Other comprehensive income, amounting to a loss of DKK 40 million in 2010 (a loss of DKK 3 million in 2009). All changes relating to interest rates are recognised in the Income statement, amounting to DKK 1 million in 2010 (DKK 1 million in 2009).

	2010			2009

DKK million	Contract amoun tat year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Total cross-currency swap JPY/DKK	166		40	166		3

Total hedging of net investments in foreign subsidiaries	166	–	40	166	–	3

The maturity of the swap existing at the end of 2010 is November 2012.

The financial contracts existing at the end of the year hedges 15% (16% in 2009) of the net investments in JPY. No other net investments have been hedged.

86 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

31 Commitments and contingencies

Commitments
The total contractual obligations and recognised non-current debt as of 31 December 2010 can be specified as follows:

Payments due by period

DKK million	Less than one year	One to three years	Three to five years	More than five years	Total

Non-current debt	–	48	97	359	504
Retirement benefit
obligations	17	33	31	488	569

Total non-current
liabilities recognised
in the Balance sheet	17	81	128	847	1,073

Interest payments related
to non-current debt	8	16	13	22	59
Operating leases 1)	785	1,147	682	813	3,427
Purchase obligations	1,386	1,327	1,361	189	4,263
Research and develop-
ment obligations	1,078	876	475	81	2,510

Total obligations
not recognised in the
Balance sheet	3,257	3,366	2,531	1,105	10,259

Total contractual
obligations	3,274	3,447	2,659	1,952	11,332

As of 31 December 2009 the contractual obligations and recognised non-current debt are specified as follows:

Payments due by period

DKK million	Less than one year	One to three years	Three to five years	More than five years	Total

Non-current debt	–	467	96	407	970
Retirement benefit
obligations	14	26	25	391	456

Total non-current
liabilities recognised
in the Balance sheet	14	493	121	798	1,426

Interest payments related
to non-current debt	8	14	12	24	58
Operating leases 1)	670	1,000	661	679	3,010
Purchase obligations	1,522	442	67	20	2,051
Research and develop-
ment obligations	1,742	201	23	23	1,989

Total obligations
not recognised in the
Balance sheet	3,942	1,657	763	746	7,108

Total contractual
obligations	3,956	2,150	884	1,544	8,534

1) No material finance lease obligations exist in 2010 and 2009.

The latest interest rate fixing has been used to compute the contractual obligation for interest on variable-rate debt instruments.

The operating lease commitments are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 68% of the commitments are related to leases outside Denmark. The lease costs for 2010 and 2009 were DKK 933 million and DKK 615 million respectively.

The purchase obligations primarily relate to contractual obligations in connection with investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flows from operations.

Research and development obligations contain uncertainties in relation to the period in which payments are due as a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on Management’s best estimate. Novo Nordisk has engaged in research and development projects with a number of external enterprises. Most of these obligations comprise post-approval study on the LEADER® programme.

DKK million	2010	2009

Other guarantees	555	443
Other guarantees primarily relate to guarantees
issued by Novo Nordisk in relation to rented
property

Security for debt	1,366	1,459
Land, buildings and equipment etc at carrying
amount

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002, the share- holders agreed on a donation to the World Diabetes Foundation, obligating Novo Nordisk A/S for a period of 10 years from 2001 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year.

At the Annual General Meeting in 2008, a new donation in supplement to the existing obligation was agreed on by the shareholders. According to this agreement, Novo Nordisk is obliged to make annual donations to the Foundation of 0.01% in the period 2008–2010 and 0.125% in the period 2011–2017 of the net insulin sales of the Group in the preceding financial year.

However, annual donations for 2010 shall not exceed the lower of DKK 70 million or 15% of the taxable income of Novo Nordisk A/S, and for the period 2011–2017 the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

In 2010 the donation amounts to DKK 69 million (DKK 68 million in both 2009 and 2008), which is recognised in Administrative expenses in the Income statement. In addition Novo Nordisk has committed to pay an amount of DKK 25 million for the period covering 2011–2012 to support predetermined WDF activities.

Contingencies
Novo Nordisk is currently involved in pending litigations, claims and investigations arising out of the normal conduct of its business. Whilst provisions have been made for probable losses that Management deems to be reasonable or appropriate, there are uncertainties connected with these estimates. The below description of legal matters also include some of the provisions made.

See note 1 for the principles for making accounting estimates and judgements about pending and potential future litigation outcomes.

Novo Nordisk Annual Report 2010 87

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

31 Commitments and contingencies (continued)

Pending litigation against Novo Nordisk

Along with a majority of the hormone therapy product manufacturers in the US, Novo Nordisk is a defendant in pro duct liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals (as compared to 52 individuals in February 2010) who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, 72 individuals (as compared to 63 individuals in February 2010) currently allege, in relation to similar lawsuits against Pfizer Inc., that they also have used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2011. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In November 2006, Novo Nordisk A/S and the Italian affiliate Novo Nordisk Farmaceutici S.P.A. were sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti S.P.A. (‘Menarini’) in the Civil Court in Rome. Menarini alleges that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, in the alternative, has incurred a pre-contractual or extra-contractual liability arising from negotiations between the parties. Novo Nordisk disputes the claims made by Menarini. A hearing on the matter is scheduled to take place in May 2011. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Novo Nordisk Inc. is currently a defendant in two separate cases filed in the US alleging that Novo Nordisk and a number of other pharmaceutical companies provided a false Average Wholesale Price for certain drugs covered by Medicaid. These cases have been brought by the State of Alabama and the State of Louisiana. Novo Nordisk was dismissed from a similar action brought by the State of Mississippi. In 2010, Novo Nordisk settled similar cases brought by three New York Counties. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings is not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk
In December 2005, the office of the US Attorney for the Eastern District of New York issued a subpoena directed to Novo Nordisk calling for the production of documents relating to Novo Nordisk’s US marketing and promotional practices. Novo Nordisk assesses that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation. At this point in time, Novo Nordisk cannot determine or predict the outcome of the investigation. In addition, Novo Nordisk cannot predict how long the investigation will take or when the company will be able to provide additional information.

In May 2009 Novo Nordisk entered into a Deferred Prosecution Agreement (DPA) for a three-year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Iraq Oil for Food Programme. Novo Nordisk must comply with the DPA (including US regulation related to the Foreign Corrupt Practices Act and Foreign Assets Control) in order for the case to be dismissed. If Novo Nordisk breaches the DPA, the prosecution may resume.

In light of the DPA, Novo Nordisk has identified and self-reported certain US Foreign Assets Control concerns to the US authorities. At this point in time, Novo Nordisk cannot determine or predict the outcome or when the next update related to this case will be available.

In January 2010, the Inspector General of the US Department of Defense issued a subpoena directed to Novo Nordisk to provide documents relating to NovoSeven®. Novo Nordisk is cooperating with the Office of the Inspector General and the US Attorney’s Office for the District of Maryland in responding to the subpoena, but cannot, at this point in time, determine or predict the outcome of the investigation or when the next update related to this case will be available given the unpredictable nature of these investigations.

In June 2005 Novo Nordisk filed a patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (‘Caraco’), a generic pharmaceutical company, and its Indian parent, Sun Pharmaceutical Industries, Ltd., in the US District Court for the Eastern District of Michigan regarding Caraco’s abbreviated new drug application (‘ANDA’) for a generic version of Prandin® (repaglinide) containing claims directed to the use of repaglinide in combination with metformin. In January 2011, the District Court ruled that Novo Nordisk’s US patent No. 6,677,358, which covers the combination use of repaglinide and metformin for the treatment of type 2 diabetes, is invalid and unenforceable, the latter due to inequitable conduct. Novo Nordisk has on 26 January 2011 filed an appeal to the US Court of Appeals for the Federal Circuit.

Also pending before the District Court in Michigan and the US District Court for the District of Minnesota are separate cases where a putative class of direct purchasers of Prandin® and Paddock Laboratories, Inc., respectively assert that Novo Nordisk has violated US antitrust laws in delaying the entry of generic versions of Prandin®. Lastly, Novo Nordisk is involved in litigation with Sandoz Inc. and Lupin Ltd. in the US District Court for the Southern District of New York in which Novo Nordisk asserts that Sandoz & Lupin’s ANDAs to produce a generic version of PrandiMet® (repaglinide/metformin HCl) infringe Novo Nordisk’s patent.

At present, it is unclear whether or when a generic version of Prandin® or PrandiMet® will be available in the US market.

In addition to the above, the Novo Nordisk Group is engaged in various ongoing tax audits and investigations. In the opinion of Management, these pending audits and investigations are not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liabilities for any obligation that existed at the time of the announcement of the demerger in 2000. At the end of the year, the remaining part of the joint and several liabilities in Novozymes A/S amounted to DKK 557 million (DKK 557 million in 2009).

Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two companies according to an agreement established in connection with the demerger in November 2000.

Disclosure regarding Change of Control
The EU Takeover Bids Directive, as partially implemented by the Danish Financial Statements Act, contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

For information on the ownership structure of Novo Nordisk, please refer to Shares and capital structure on pp 54–56. For information on change of control clauses in share option programmes, please refer to note 28, ‘Share-based payment schemes’ on pp 81–83 and in relation to employee contracts of Executive Management of Novo Nordisk, please refer to the ‘Remuneration report’ in the section Corporate governance, remuneration and leadership, pp 46– 49.

In addition, Novo Nordisk discloses that the Group has significant agreements to which the Group is a party and which take effect, alter or terminate upon a change of control of the Group following implementation of a take-over bid. If effected, a takeover could – at the discretion of each relevant counterparty – lead to the termination of one or more of such agreements and a total loss of approximately 5% of Novo Nordisk’s sales, corresponding to approximately 4% of Novo Nordisk‘s gross profit.

88 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Consolidated financial statements	Consolidated financial statements

32 Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S representing 72.8% of the total number of votes, excluding treasury shares. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities and Management of Novo Nordisk A/S. Following the demerger of Novozymes in November 2000, Novo Nordisk A/S has access to certain assets of and may purchase certain services from Novo A/S and the Novozymes Group, and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties, where such list prices exist, or the price has been set at what is regarded as the market price. Most of these agreements cover one year.

In 2010, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.6 billion, from Novo A/S as part of the DKK 9.5 billion share repurchase programme. The transaction price was DKK 503 per share and was calculated as the average market price from 5 August to 19 August 2010 in the open window following the announcement of the financial results for the second quarter of 2010.

In 2009, Novo Nordisk A/S acquired 3,570,000 B shares, worth DKK 1.1 billion, from Novo A/S as part of the DKK 19 billion share repurchase programme. The transaction price was DKK 311 per share and was calculated as the average market price from 6 August to 7 August 2009 in the open window following the announcement of the financial results for the second quarter of 2009.

In 2008, Novo Nordisk A/S acquired 3,304,800 B shares, worth DKK 1.0 billion, from Novo A/S as part of the share repurchase programme. The trans action price was DKK 307 per share and was calculated as the average market price from 7 August to 13 August 2008 in the open window following the announcement of the financial results for the second quarter of 2008.

The Group has had the following material transactions with related parties (income)/expense:

DKK million	2010	2009	2008

Novo Nordisk Foundation
Donations to Novo Nordisk	(38)	(32)	(29)

Novo A/S
Services provided by Novo Nordisk	(3)	(8)	(6)
Purchase of Novo Nordisk B shares	2,567	1,111	1,016
Sale of treasury shares
(related to share options)	(2)	(2)	(9)

Novozymes
Services provided by Novo Nordisk	(395)	(357)	(284)
Services provided by Novozymes	83	118	147

Associated companies
Purchased intangible assets, fees
and royalties etc paid to associated
companies by Novo Nordisk	16	184	40
Received intangible assets, fees
and royalties etc from associated
companies to Novo Nordisk	(4)	–	(12)

Transactions with associated companies are included up until the date of transfer or disposal.

There are no contingent liabilities towards associated companies.

There have not been any material transactions with any director or officer of Novo Nordisk, Novozymes, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to the Management of Novo Nordisk, please refer to the ‘Remuneration report’ in the section Corporate governance, remuneration and leadership, pp 46– 49. There have not been and are no loans to the Board of Directors or Executive Management in 2010, 2009 and 2008.

There are no material unsettled transactions with related parties at the end of the year.

Novo Nordisk Annual Report 2010 89

Back to Contents
Notes – Consolidated financial statements	Consolidated financial statements

33 Companies in the Novo Nordisk Group

						Activity

	Country	Year of incorporation/ acquisition	Currency	Issued share capital/ paid-in capital	Percentage of shares owned	Production	Sales and marketing	Research and development	Services/ investments
						•	•	•	•

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	600,000,000	–	•	•	•	•
Subsidiaries by region

Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		•
SA Novo Nordisk Pharma NV	Belgium	1974	EUR	69,000	100		•
Novo Nordisk Pharma d.o.o.	Bosnia-Herzegovina	2009	BAM	97.792	100		•
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	5,880,000	100		•
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100		•
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100		•
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	108,370,500	100				•
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100		•
Novo Nordisk Pharmaceutique SAS	France	2003	EUR	5,821,140	100		•
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100	•
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		•
Novo Nordisk Hellas Epe.	Greece	1979	EUR	1,050,000	100		•
Novo Nordisk Hungária Kft.	Hungary	1996	HUF	371,000,000	100		•
Novo Nordisk Limited	Ireland	1978	EUR	635	100		•
Novo Nordisk Farmaceutici S.P.A.	Italy	1980	EUR	516,500	100		•
UAB Novo Nordisk Pharma	Lithuania	2005	LTL	2,150,000	100		•
Novo Nordisk Farma dooel	Macedonia	2006	MKD	14,068,285	100		•
Novo Nordisk B.V.	Netherlands	1983	EUR	61,155	100		•
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		•
Novo Nordisk Pharma Sp. z.o.o.	Poland	1996	PLN	29,021,000	100		•
Novo Nordisk Comércio Produtos Farmaceuticos Lda.	Portugal	1984	EUR	250,000	100		•
Novo Nordisk Farma S.R.L.	Romania	2005	RON	2,795,000	100		•
Novo Nordisk Pharma d.o.o. Belgrade (Serbia)	Serbia	2005	EUR	640,000	100		•
Novo Nordisk Slovakia s.r.o.	Slovakia	2007	EUR	265,552	100		•
Novo Nordisk, trženje farmacevtskih izdelkov d.o.o.	Slovenia	2006	EUR	2,679,286	100		•
Novo Nordisk Pharma S.A.	Spain	1978	EUR	1,502,500	100		•
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		•
Novo Nordisk FemCare AG	Switzerland	2003	CHF	1,100,000	100		•	•	•
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100		•	•	•
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		•
Novo Nordisk Holding Limited	United Kingdom	1977	GBP	2,802,130	100				•
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		•

North America
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		•
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100				•
Novo Nordisk US Holdings Inc.	United States	2007	USD	50,000	100				•
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	•
Novo Nordisk Inc.	United States	1982	USD	283,837,600	100		•	•

Japan & Korea
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	15,500,000	100				•
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	•	•	•
Novo Nordisk Pharma Korea Ltd.	South Korea	1994	KRW	6,108,400,000	100		•

90 Novo Nordisk Annual Report 2010

Back to Contents
Notes – Consolidated financial statements	Consolidated financial statements

33 Companies in the Novo Nordisk Group (continued)

							Activity

	Country	Year of incorporation/ acquisition	Currency	Issued share capital/ paid-in capital	Percentage of shares owned	Production	Sales and marketing	Research and development	Services/ investments
						•	•	•	•

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100	•	•
Novo Nordisk Pharma Argentina S.A.	Argentina	1997	ARS	7,465,150	100		•
Novo Nordisk Pharmaceuticals Pty. Ltd.	Australia	1985	AUD	500,001	100		•
Novo Nordisk Pharma (Private) Limited	Bangladesh	2007	BDT	17,500,000	100		•
Novo Nordisk Produção Farmacêutica do Brasil Ltda.	Brazil	2002	BRL	896,834,727	100	•
Novo Nordisk Farmacêutica do Brasil Ltda.	Brazil	1990	BRL	84,727,136	100		•
Novo Nordisk Farmacêutica Limitada	Chile	2006	CLP	758,271,200	100		•
Novo Nordisk (China) Pharmaceuticals Co., Ltd.	China	1994	USD	371,155,362	100	•	•
Beijing Novo Nordisk Pharmaceuticals Science &
Technology Co., Ltd.	China	2006	USD	2,000,000	100			•
Novo Nordisk Pharma Operations A/S	Denmark	2009	DKK	500,000	100				•
Novo Nordisk Region International Operations A/S	Denmark	2002	DKK	113,303,310	100				•
Novo Nordisk Egypt LLC	Egypt	2004	EGP	50,000	100		•
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100		•
Novo Nordisk India Private Limited	India	1994	INR	265,000,000	100		•		•
PT. Novo Nordisk Indonesia	Indonesia	2003	IDR	827,900,000	100		•
Novo Nordisk Pars	Iran	2005	IRR	10,000,000	100		•
Novo Nordisk Ltd	Israel	1997	ILS	100	100		•
Novo Nordisk Lebanon	Lebanon	2007	LBP	600,000,000	100		•
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	500,000	100		•
Novo Nordisk Mexico S.A. de C.V.	Mexico	2004	MXN	387,816,547	100		•
Novo Nordisk Pharma SAS	Morocco	2006	MAD	2,597,000	100		•
Novo Nordisk Pharmaceuticals Ltd.	New Zealand	1990	NZD	1,000,000	100		•
Novo Nordisk Nigeria Ltd.	Nigeria	2006	NGN	10,000,000	100		•
Novo Nordisk Pharma (Private) Limited	Pakistan	2005	PKR	43,000,000	100		•
Novo Nordisk Pharmaceuticals (Philippines) Inc.	Philippines	1999	PHP	50,000,000	100		•
Novo Nordisk Limited Liability Company	Russia	2003	RUB	188,243,360	100		•
Novo Nordisk Production Support LLC	Russia	2010	RUB	5,100,000	100	•
Novo Investment Pte Limited	Singapore	1994	SGD	12,000,000	100				•
Novo Nordisk Pharma (Singapore) Pte Ltd.	Singapore	1997	SGD	200,000	100		•
Novo Nordisk (Pty) Limited	South Africa	1959	ZAR	8,000	100		•
Novo Nordisk Pharma (Taiwan) Ltd.	Taiwan	1990	TWD	9,000,000	100		•
Novo Nordisk Pharma (Thailand) Ltd.	Thailand	1983	THB	15,500,000	49		•
Novo Nordisk Tunisie SARL	Tunisia	2004	TND	400,000	100		•
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti.	Turkey	1993	TRY	25,296,300	100		•
Novo Nordisk Pharma Gulf FZ-LLC	United Arab Emirates	2005	AED	100,000	100		•
Novo Nordisk Venezuela Casa de Representación C.A.	Venezuela	2004	VEF	2,250,000	100		•

Other subsidiaries
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	•	•
NNIT A/S 1)	Denmark	1998	DKK	1,000,000	100				•
NNE Pharmaplan A/S 1)	Denmark	1989	DKK	500,000	100				•
Steno Diabetes Center A/S	Denmark	2008	DKK	1,000,000	100			•	•

Associated companies
Harno Invest A/S	Denmark	1992	DKK	70,419,910	30				•

1) In addition to the listed companies, NNIT A/S and NNE Pharmaplan A/S have their own subsidiaries.

Novo Nordisk Annual Report 2010 91

Back to Contents
Notes – Consolidated financial statements	Consolidated financial statements

Financial definitions

ADRs
An American Depositary Receipt (or ADR) represents ownership in the shares of a non-US company and trades in US financial markets.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Cash to earnings
Free cash flow as a percentage of net profit.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding, including the dilutive effect of share options ‘in the money’. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following:
1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options, and
2) the number of shares that would have been issued assuming the exercise of the share options.
The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Total equity at year-end as a percentage of total assets at year-end.

Free cash flow
The sum of cash flow from operating activities less cash flow from net investment in intangible, tangible assets, associated companies and other equity investments.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The total number of shares, excluding the holding of treasury shares.

Operating profit margin
Operating profit as a percentage of sales.

Other comprehensive income
Other comprehensive income comprises all non-owner changes, eg items of income and expense (including reclassification adjustments) that are not recognised in the Income statement.

Payout ratio
Total dividends for the year as a percentage of net profit.

Return on equity (ROE)
Net profit for the year as a percentage of shareholders’ equity (average).

Return on invested capital (ROIC)
Operating profit after tax (using the effective tax rate) as a percentage of invested capital (average). Invested capital comprises average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest-bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

92 Novo Nordisk Annual Report 2010

Back to Contents
Supplementary information – Non-financial statement for the year ended 31 December	Consolidated non-financial statement

Non-financial statement for the year ended 31 December

	Note	2010	2009		2008

Social performance
Patients
Donations to the World Diabetes Foundation (DKK million)	2	69	68		68
Donations to the Novo Nordisk Haemophilia Foundation (DKK million)	2	15	15		10
Healthcare professionals trained or educated in diabetes (1,000) (accumulated)	3	1,178	805		380
People with diabetes trained (1,000)	3	494	416		N/A	1)
LDCs where Novo Nordisk sells insulin according to the differential pricing policy (%)	3	67	73		64

Active patent families	4	817	905		890
New patent families (first filings)	4	62	55		71
Animals purchased	5	62,927	57,315		57,253
People participating in clinical trials	6	19,361	11,130		13,822

Employees
Employees (total)	7	30,483	29,329		27,068
Employee turnover (%)	7	9.1	8.3		12.1
Absence (%)	8	2.4	2.6		2.2
Frequency of occupational injuries (number/million working hours)	8	4.9	4.3		5.4
Annual training costs per employee (DKK)	7	14,207	13,283		13,192
Engaging culture (employee engagement) on a scale of 1–5	7	4.3	4.3		4.2
Diverse senior management teams (%)	7	54	50		43

Employment impact worldwide (direct and indirect jobs)	9	108,248	96,468		88,521

Assurance
Company reputation with external key stakeholders on a scale of 0–100	10	76.1	76.3		72.4
Employees trained in business ethics (%)	11	98	N/A	1)	N/A	1)
Warning letters and re-inspections	12	0	0		0
Fulfilment of action points from facilitations of the
Novo Nordisk Way (%) of Management	13	93	93		92
Supplier audits	14	192	196		161

Environmental performance
Inputs
Energy consumption (1,000 GJ)	15	2,234	2,246		2,533
Water consumption (1,000 m3)	16	2,047	2,149		2,684
Raw materials and packaging materials (1,000 tons)	17	65	79		132

Outputs
CO2 emissions from energy consumption (1,000 tons)	18	95	146		215
CO2 emissions from refrigerants (1,000 tons)	18	6	6		N/A	1)
CO2 emissions from transport (1,000 tons)	18	57	N/A	1)	N/A	1)
Wastewater (1,000 m3)	19	1,935	2,062		2,542
Chemical oxygen demand (COD) in wastewater (tons)	19	555	617		891
Total waste (tons)	20	20,565	21,019		20,346
Non-hazardous waste (% of total waste)	20	68	64		70
Breaches of regulatory limit values	21	18	10		28

1) N/A denotes values that were not recorded in the respective period.

Novo Nordisk Annual Report 2010 93

Back to Contents
Supplementary information – Non-financial statement for the year ended 31 December	Consolidated non-financial statement

Notes to the Consolidated non-financial statements

1 Accounting policies for non-financial data

The accounting policies applied to the preparation of the consolidated non-financial reporting have been consistently applied to the years presented, except as described below in ‘Changes in non-financial accounting policies’.

Standards for non-financial reporting
The consolidated non-financial statement is prepared in accordance with the Danish Financial Statements Act (FSA), section 99a. Section 99a requires Novo Nordisk to account for the company’s activities on social respons ibility, reporting on business strategies and activities on human rights, labour standards, environment and anti-corruption. Companies that subscribe to the UN Global Compact and annually submit their Communication on Progress will be in compliance with the FSA, provided that the annual report includes a reference to where the information has been made publicly available. Novo Nordisk’s Communication on Progress 2010 can be found at annualreport2010.novonordisk.com and on UN Global Compact’s website at unglobalcompact.org/COP.

Novo Nordisk has set an ambition that non-financial information be subject to the same types of internal control procedures required of financial data. Novo Nordisk has been working towards this objective since 2008.

Novo Nordisk adheres to the following internationally acknowledged voluntary standards and principles:

•	AA1000 framework for accountability. The framework states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society. Novo Nordisk’s assurance process is designed according to AA1000AS(2008).
•	Global Compact. As a signatory to the UN Global Compact, a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, Novo Nordisk reports on actions during 2010 to implement the 10 principles in the Communication on Progress, which can be found at annualreport2010.novonordisk.com.
•	Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines. The guidelines (G3) include the only internationally recognised set of indicators for economic, environmental and social aspects of business performance that enables stakeholders to compare companies’ performance. Novo Nordisk’s reporting according to the reporting principles and guidance, including required disclosures, can be found at annualreport2010.novonordisk.com.

Defining materiality
It is Novo Nordisk’s responsibility to ensure that those areas are addressed in which the company has significant impact. Novo Nordisk has sought inspiration in AccountAbility’s materiality test to define what is material to Novo Nordisk’s business and what should be included in the annual reporting. Non-financial issues are prioritised to be reported either in the printed annual report (most material; business critical), online (material, often catering to specific stakeholder interests), or not reported (not material). The same process applies for the assurance provider’s recommendations.

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for annual reporting to Executive Management and the Board of Directors. In addition, Novo Nordisk’s external assurance provider is requested to review whether the non-financial performance included in the annual report covers the material aspects. The conclusion is available in the Independent assurance report on non-financial reporting 2010 on p 111.

As a pharmaceutical company, Novo Nordisk’s most material social impact is the company’s contribution to improving care for people with diabetes and other conditions for which Novo Nordisk provides treatments. In assessing benefits for patients, the scope of clinical development programmes and the efforts to expand access are measured. Ensuring that an engaging, safe workplace that supports innovation is created is another important dimension of Novo Nordisk’s social performance. Because it is important to retain society’s trust, the degree to which Novo Nordisk reflects its own values and high ethical standards is also measured and managed. The most material dimension of the environ mental impact is the energy and water used for production and the CO2 emissions from energy consumption. As the business has grown, with sales and pro duction increasing sub stantially, the focus is on improving ressource efficiency and on using alternative energy to reduce the environmental impact.

For more information on Novo Nordisk’s voluntary reporting, visit annualreport2010.novonordisk.com.

Changes in non-financial accounting policies
In 2010, there were no material changes to the accounting policies for non-financial data.

The following accounting policies were adjusted in 2010:

•	The accounting policy for ‘LDCs where Novo Nordisk sells insulin according to the differential pricing policy’ was previously reported as the number of countries. Reporting in terms of a percentage aligns with the company target, which is defined as a percentage.
•	The accounting policy for ‘Diverse senior management teams’ was previously reported in terms of the number of diverse management teams. Reporting in terms of a percentage aligns with the company target, which is defined as a percentage.

Please refer to the specific accounting policies for further information.

The non-financial statement has been reviewed and new disclosures have been added to reflect current priorities and enhance transparency:

•	Donations to the World Diabetes Foundation (DKK million)
•	Donations to the Novo Nordisk Haemophilia Foundation (DKK million)
•	Employees trained in business ethics (%)
•	Supplier audits
•	CO2 emissions from transport (1,000 tons)

The review process also resulted in a decision to discontinue reporting on the following in the consolidated non-financial statement:

•	Managers trained in business ethics (%)
•	First-line sales managers trained in business ethics (%)
•	Research and development as share of sales
•	CO2 emissions from energy consumption as share of sales

The two indicators related to business ethics have been replaced by the indicator on employees trained in business ethics. The replacement is due to a management decision to make business ethics training mandatory for all employees – not just managers. Research and development as share of sales and CO2 emissions from energy consumption as share of sales have been taken out, as they are not used to improve performance.

Principles of non-financial disclosures
The consolidated non-financial statement and disclosures cover Novo Nordisk A/S (the Parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.

The environmental disclosures cover the impact from the production of Novo Nordisk’s approved products. See accounting policies for details.

Accounting policies
To Novo Nordisk, AA1000APS(2008) is a component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of non-financial data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative information that documents non-financial dimensions of performance as well as the systems that underpin the data and performance are assured. The principles outlined by AA1000APS(2008) have been applied as described below.

1. Inclusivity
As a pharmaceutical company with global reach, Novo Nordisk is committed to being accountable to those on whom the organisation has an impact and those who have an impact on Novo Nordisk. Novo Nordisk continuously maps its stakeholders and has processes in place to ensure inclusion of stakeholder concerns and expectations. Stakeholder engagement results in stakeholders being involved in developing and accounting for strategic responses to sustainability challenges.

94 Novo Nordisk Annual Report 2010

Back to Contents
Supplementary information – Non-financial statement for the year ended 31 December	Consolidated non-financial statement

2. Materiality
Key issues are identified through ongoing stakeholder engagement and trendspotting and are addressed by programmes or action plans with clear and measurable targets. Long-term targets are set to guide long-term performance in strategic areas. The issues presented in the annual report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision-making, and are therefore regarded as Novo Nordisk’s material issues.

3. Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the annual report is just one element of the interaction and communication with the company. The annual report reflects how the company is managing its business in ways that respond to and consider stakeholder concerns and interests.

Social performance
Donations to the World Diabetes Foundation
The amount includes donations in DKK paid out by Novo Nordisk to the World Diabetes Foundation during the fiscal year.

Donations to the Novo Nordisk Haemophilia Foundation
The amount includes donations allocated by Novo Nordisk to the Novo Nordisk Haemophilia Foundation during the fiscal year.

Healthcare professionals trained or educated in diabetes
Healthcare professionals trained or educated in diabetes is an estimated accumulated number based on registrations by affiliates and corporate functions in Novo Nordisk. The number reflects the total number of healthcare providers participating in Novo Nordisk-sponsored training and education activities since the National Changing Diabetes® programmes were initiated in 2002.

People with diabetes trained
People with diabetes trained is an estimated number based on registrations by affiliates and corporate functions in Novo Nordisk. The number reflects the total number of people with diabetes with whom Novo Nordisk has engaged during the year for educational purposes. Training includes activities conducted, organised or funded by Novo Nordisk. These efforts support improvements in self-care and chronic disease management.

Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy
Novo Nordisk’s differential pricing policy offers LDCs to buy insulin at or below 20% of the average prices for insulin in the western world. The western world is defined as Europe (EU, Switzerland and Norway), the US, Canada and Japan. The number of LDCs where Novo Nordisk sells insulin according to the differential pricing policy is measured by direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors or non-governmental organisations. For 2009 and 2010, the UN list included 49 countries. For 2006 to 2008, the list included 50 countries.

Active patent families
Active patent families is the total number of single inventions covered by at least one pending or issued patent in one or more countries.

New patent families (first filings)
New patent families (first filings) is the number of new patent applications that were filed during the year.

Animals purchased
Animals purchased for studies is the number of animals purchased for all testing undertaken for Novo Nordisk either in-house or at external contractors. The number of animals purchased is based on internal registration of purchased animals and yearly reports from external contractors.

People participating in clinical trials
The number of people participating in clinical research (phase 1–4, excluding observational studies) is measured based on active participants in clinical research during the year.

Employees
The number of employees at year-end includes all employees except externals, employees on unpaid leave, interns, bachelor and master thesis employees and substitutes.

Employee turnover
The rate of turnover is calculated as the number of employees, excluding temporary employees, who left the Group during the financial year compared to the average number of employees, excluding temporary employees.

Absence
Absence is calculated as absence due to the employee’s own illness, pregnancy-related sick leave and occupational injuries and illnesses per working hours in the year, adjusted for holidays.

Frequency of occupational injuries
The frequency of occupational injuries is calculated based on the number of injuries reported for all employees per million working hours, excluding externals, employees on unpaid leave, interns, bachelor and master thesis employees and substitutes. An occupational injury is any work-related injury causing at least one day of absence in addition to the day of the injury.

Annual training costs per employee
Training costs are all costs expensed in a specific account in the financial accounts. The amount covers internal and external training posted in the financial accounts.

Engaging culture (employee engagement)
Employee engagement is measured on a scale of 1–5, with 5 being the best score, and is an average of respondents’ answers to 10 selected questions related to employees’ engagement in the annual employee survey, eVoice. Employee engagement is a simple average of answers given by employees. The 10 questions are the same as in the previous years.

Diverse senior management teams
Diversity in senior management teams is measured as the percentage of teams that are diverse in terms of both gender and nationality. A senior management team includes all managers and executive assistants referring directly to an executive vice president/senior vice president.

Employment impact worldwide (direct and indirect jobs)
Employment impact worldwide is an estimate of the direct and indirect jobs created by the Group. Calculated using financial records and general statistics from public sources such as Statistics Denmark, Updated Economic Multipliers for the US Economy (the Economic Policy Institute) and the China Statistical Yearbook, it reflects part of the company’s socio-economic impact.

Company reputation
Company reputation is measured as a mean corporate brand score in four key markets (China, Germany, the UK and the US) based on feedback from primary care physicians and secondary care physicians. The survey is performed by an independent external consultancy firm. The mean corporate brand score is based on company ratings (scale 0–100) collected through individual online interviews with primary and secondary care professionals (target groups). In China the survey is conducted via face-to-face interviews.

Employees trained in business ethics
The percentage of employees trained in business ethics covers all employees in Novo Nordisk except employees on leave and is based on regi strations in training databases and local archives of employees completing the annual business ethics training.

Warning letters and re-inspections
Warning letters and re-inspections is measured as the number of warning letters issued by the US Food and Drug Adminstration (FDA) in connection with GxP-regulated and ISO9000-certified areas and the number of re-inspections issued to Novo Nordisk by any health authority globally. Warning letters issued by the FDA regarding promotional materials are also included.

Fulfilment of action points from facilitations of the Novo Nordisk Way of Management
The percentage of fulfilment of action points arising from facilitations with respect to the Novo Nordisk Way is measured as an average of timely closure of action points issued in the current year and the two previous years. Timely closure of action points relates to the company’s adherence to the Novo Nordisk Way. The reason for using a three-year average as the basis for the calculation is that action lead time typically varies from a couple of months to more than a year.

Novo Nordisk Annual Report 2010 95

Back to Contents
Supplementary information – Non-financial statement for the year ended 31 December	Consolidated non-financial statement

Supplier audits
The number of supplier audits performed includes responsible sourcing audits and quality audits conducted in the areas of direct spend materials, indirect spend materials and suppliers to the research and development organisation. Contract and licence manu facturers are not included.

Environmental performance
Energy consumption
Energy consumption (direct and indirect supply) includes both direct supply of energy (internally produced energy), ie energy Novo Nordisk produces from natural gas, fuel oil and other types, and indirect supply of external energy (externally produced energy), eg electricity, steam and district heat. The consumption of fuel and externally produced energy is based on meter readings and invoices.

Water consumption
Water consumption is based on meter readings and invoices and includes drinking water, industrial water and steam.

Raw materials and packaging materials
The consumption of raw and packaging materials used for production, related processes and packaging is converted to tons.

CO2 emissions from energy consumption
The amount of CO2 emissions from energy consumption covers consumption related to production. The CO2 emissions from energy consumption are calculated according to the GHG protocol. Emissions of CO2 from energy consumption are based on standard factors for fuel and for energy on a three-year average of available emission factors from the external suppliers of energy. Hence, emission factors for 2010 are the three-year average of 2007 to 2009.

CO2 emissions from refrigerants
CO2 emissions from refrigerants are calculated based on standard factors.

CO2 emissions from transport
CO2 emissions from transport include emissions from worldwide distribution of semi-finished, finished products, raw materials and components by air, sea and road between production sites and from production sites to affiliates, direct customers and importing distributors. CO2 emissions from product distribution from affiliates to pharmacies, hospitals and wholesalers are not included.

Wastewater
The volume of wastewater includes process wastewater, sanitary waste-water and drainage water from fortified areas. The total volume of waste-water is calculated based on input from the production sites either as a direct measure of the total sum discharged to public sewer systems or as the total consumption of the site minus registered evaporation from cooling systems (including cooling towers and other plants from which evaporation occurs) and any large amount of wastewater collected and treated as waste.

Chemical oxygen demand (COD) in wastewater
COD is a measure of the amount of pollutants in the water and is calculated based on in-house test results or standard factors.

Total waste
Total waste is measured as the sum of non-hazardous and hazardous waste. The amount of waste disposed of is registered based on weight receipts.

Non-hazardous waste
The percentage of non-hazardous waste is calculated as the waste disposed of as non-hazardous of the total amount of waste disposed.

Breaches of regulatory limit values
Breaches of regulatory limit values are measured as all breaches reported to the authorities.

2   Donations to the World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation
The World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation are non-profit organisations receiving donations from Novo Nordisk.

In 2010 Novo Nordisk donated DKK 69 million to the World Diabetes Foundation, supporting more than 200 projects covering 96 countries in the developing world to expand access to diabetes treatment and care.

The Novo Nordisk Haemophilia Foundation’s objective is to increase treatment and care in developing countries. In 2010, Novo Nordisk donated DKK 15 million to the Novo Nordisk Haemophilia Foundation supporting more than 30 projects covering 25 countries

DKK million	2010	2009	2008

World Diabetes Foundation	69	68	68
Novo Nordisk Haemophilia Foundation	15	15	10

Total	84	83	78

3  Impact on health

A measure of the company’s contribution to global health is the number of healthcare professionals trained, educated, interacted with or reached through awareness campaigns, and the number of people with diabetes reached through training or awareness programmes. The aim is to continue activities to educate healthcare professionals to improve diagnosis and treatment and to train people with diabetes to improve self-care.

Since 2002, 1,178,000 healthcare professionals have been trained, educated, interacted with or reached through awareness campaigns. The number of people with diabetes trained was 494,000 in 2010 compared to 416,000 in 2009, which is an increase of 19% due to more activities.

Through the company’s differential pricing policy, the world’s 49 least developed countries (LDCs) are offered insulin at or below a price of 20% of the average prices for insulin in the western world. The western world is defined as Europe (EU, Switzerland and Norway), the US, Canada and Japan.

The differential pricing policy is part of the global initiatives to promote access to health to all LDCs as defined by the UN. In 2010 Novo Nordisk offered the differential price to all of the 49 LDCs, of which Novo Nordisk operates in 34 countries and sold insulin to either governments or the private market in 67% (33 countries) of the countries according to the differential pricing policy compared to 73% (36 countries) of the countries in 2009. In 2010, Novo Nordisk operated in the Lao People’s Democratic Republic but did not sell insulin at the dif ferential policy price. The government in Lao was offered to buy insulin at the differential price. The insulin sold in 2010 in Lao was to the private market.

In a total of 15 LDCs Novo Nordisk had no sales in 2010 for various reasons. In several cases, either the government has not responded to the offer, there are no private wholesalers or other partners to work with, or wars or political unrest make it impossible to do business. While Novo Nordisk prefers to sell insulin at the differential price through government tenders, the company is willing to sell to private distributors and agents. Novo Nordisk is unable to guarantee that the price at which the company sells the insulin will be reflected in the final price to the consumer.

96 Novo Nordisk Annual Report 2010

Back to Contents

Supplementary information – Notes – Consolidated non-financial statement	Consolidated non-financial statement

4 Patent families

The number of Novo Nordisk patent families decreased by 10% from 905 in 2009 to 817 in 2010. The decrease is a result of a focused patent policy according to which only patents of significant business interest are continued. The number of new patent families established in 2010 was 62, which is an increase of 13% compared to the filing activity of 2009, when 55 new patent families were established. The increased filing activity is attributed to the continued increase in research and development spend.

The patent expiry dates for the product portfolio are shown in the table below. The dates provided are for expiry of patents in the US, Japan, China and major European markets 1) on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric extension where applicable). In many cases Novo Nordisk has exclusivity beyond the expiry of the active ingredient patent through later-expiring patents. For several products, in addition to the compound patent, Novo Nordisk holds other patents on manufacturing processes, formulations or uses that may extend exclusivity beyond the expiration of the active ingredient patent. Furthermore, data-based exclusivity may be available under pharmaceutical regulatory laws.

Marketed products in key markets (active ingredients)

Product	Europe		US		Japan		China

Levemir®	2018		2019		2019		2014
NovoRapid® (NovoLog®)	2011	2)	2014	2)	Expired	2)	Expired	2)
NovoMix® 30 (NovoLog® Mix 70/30)	2014–15	3)	2014		2014		Expired
NovoNorm® (Prandin®)	Expired	6)	Expired		2011	7)	Expired
PrandiMet®	Pending		2018	5)	Pending		N/A
Norditropin® (Norditropin® SimpleXx®)	2017	4)	2015	4)	2017	4)	2017	4)
NovoSeven®	2010–11	3)	Expired		Expired		Expired
Victoza®	2022		2022		2022		2017

1) Major European markets are defined as Germany, France and the UK.
2) Formulation patent expires in 2017.
3) Exact date varies from country to country.
4) Formulation patent.

5) Combination patent.
6) Enantiomer use patent expires in 2011, extended to 2013 in certain countries.
7) Possibly extendable by five years.

5 Animals purchased

Novo Nordisk continuously works towards reducing, refining and replacing experiments on animals and to improve animal welfare. The number of animals purchased in 2010 increased by 10% compared to 2009 and 96% of animals purchased in 2010 were rodents. The increase in rodents is due to increases in the number of biopharmaceutical studies, where rodents are most suitable. The increase in purchased dogs is due to an increased number of diabetes studies in this species.

Number	2010	2009	2008

Mice and rats	60,441	54,714	54,484
Guinea pigs	74	84	150
Hamsters	12	6	16
Rabbits	543	559	770
Pigs	1,196	1,170	808
Dogs	328	240	276
Goats	1	2	6
Non-human primates	330	540	593
Other vertebrates 1)	2	0	150

Total	62,927	57,315	57,253

1) Other vertebrates are lamas, fish, chickens and frogs.

6 People participating in clinical trials

The number of people participating in clinical interventional trials increased by 74% from 11,130 in 2009 to 19,361 in 2010. The substantial increase was due to the initiation of the phase 3a programme on Degludec 1) (insulin degludec) and DegludecPlus 2) (insulin degludec/insulin aspart).

1) Internal designation for insulin degludec
2) Internal designation for insulin degludec/insulin aspart

7 Employees

Number	2010	2009	2008

Employees by gender
– Female	15,100	14,514	13,432
– Male	15,383	14,815	13,636

Total number of employees	30,483	29,329	27,068

Year-end number of full-time
equivalents (FTEs)	30,014	28,809	26,575

In 2010 the number of employees increased by 1,154 (4%) compared to an increase of 2,261 (8%) in 2009. The increase reflects increased activities in most business areas, particularly Operations and Research and Development. Regionally, the largest increase in employees was in North America and International Operations.

The rate of employee turnover increased from 8.3 in 2009 to 9.1 in 2010. The increase was primarily in International Operations and is deemed acceptable. Overall the increase can be attributed to the gradual recovery of the global economy.

The annual training costs per employee increased by 7%, with a spend of DKK 14,207 in 2010 compared to DKK 13,283 in 2009, reflecting the company’s strategic prioritisation of talent and leadership development, and of lifelong learning offered to all employees.

Diversity in the company’s senior management teams increased from 50% (14 teams) of the 28 teams in 2009 to 54% (15 teams) in 2010.

In the annual eVoice survey measuring employee engagement, the response rate was 92%. The engagement rate remained high at 4.3 in 2010 as in 2009. Below are additional key questions and scores from the eVoice survey that reconfirm the strong adherence to the company’s values and priorities.

Living our values

Scale 1–5	2010	2009	2008

Importance of social and environmental issues for the future of the company	4.5	4.5	4.5
Manager’s behaviour consistent with Novo Nordisk’s values	4.4	4.4	4.3

Novo Nordisk Annual Report 2010 97

Back to Contents

Supplementary information – Notes – Consolidated non-financial statement	Consolidated non-financial statement

8 Health and safety

In 2010, there were no fatal occupational injuries and Novo Nordisk has not had any fatal occupational injuries since 2004.

The rate of absence decreased in 2010 to 2.4% from 2.6% in 2009. The decrease is explained by fewer days of absence due to illness compared to 2009. The frequency of occupational injuries increased from 4.3 in 2009 to 4.9 in 2010. The increase is due to more occupational injuries with absence both at production sites and in affiliates.

By the end of 2010, the Novo Nordisk Occupational Health & Safety (OH&S) Management System globally covered research and development, production facilities and headquarters.

9 Socio-economics

In 2010, Novo Nordisk created 1,154 new positions globally and had 30,014 full-time positions, measured as full-time equivalents (FTEs). This compares to 2,261 new positions created in 2009 with 28,809 FTEs. The number of jobs in 2010 translates into 108,248 direct and indirect jobs. Of these, 78,218 indirect global jobs are created in the supply chain from production needs and employees’ private consumption. The majority of indirect jobs created are due to production (54,648), but the effect of private consumption by Novo Nordisk employees is also significant (23,570). In 2009, the total number of direct and indirect jobs created was 96,468.

Cash value distribution		DKK million	Cash received	Cash added value

2010
Customers	Cash received from products and services (from sales)	59,339	100%
Suppliers	Cash payments for materials, facilities and services 1)	22,781	38%

Company cash	Cash added value (cash received minus cash payments)	36,558		100%
Employees	Remuneration	18,522	31%	51%
Investors/funders	Dividend, share repurchase and interest payments	13,720	23%	38%
Public sector	Taxes	3,436	6%	9%
Management	Future growth	880	2%	2%

2009
Customers	Cash received from products and services (from sales)	50,596	100%
Suppliers	Cash payments for materials, facilities and services 1)	20,386	40%

Company cash	Cash added value (cash received minus cash payments)	30,210		100%
Employees	Remuneration	15,496	31%	51%
Investors/funders	Dividend, share repurchase and interest payments	10,429	21%	34%
Public sector	Taxes	1,998	4%	7%
Management	Future growth	2,287	4%	8%

2008
Customers	Cash received from products and services (from sales)	45,064	100%
Suppliers	Cash payments for materials, facilities and services 1)	16,151	36%

Company cash	Cash added value (cash received minus cash payments)	28,913		100%
Employees	Remuneration	14,141	31%	49%
Investors/funders	Dividend, share repurchase and interest payments	7,617	17%	26%
Public sector	Taxes	3,172	7%	11%
Management	Future growth	3,983	9%	14%

1) Fixed assets and cash payments outside Novo Nordisk. The figure includes cash received from licence fees, realised exchange rate gains and interest income.

10 Company reputation

Company reputation, measured as the mean brand score, remained stable with a small decrease of 0.2 points from 76.3 in 2009 to 76.1 (on a scale of 0–100) in 2010.

11 Business ethics training

In 2010, 98% of all employees were trained in business ethics upon the release of the updated Standard Operating Procedures. The scope of the business ethics training includes all employees present in Novo Nordisk by the time of the new releases. The training is conducted annually. This disclosure is reported for the first time this year, hence no historical data exists.

12 Quality

In 2010, as in 2009, no warning letters were issued to Novo Nordisk by the FDA in connection with GMP (Good Manufacturing Practice), GCP (Good Clinical Practice) or GLP (Good Laboratory Practice) inspections. Nor were any re-inspections issued to Novo Nordisk. In total, 105 inspections were concluded in 2010, which is an increase of 36% compared to 2009, when 77 inspections were concluded. The increase is attributed to an increased number of GMP and GCP inspections. More GMP inspections were conducted, partly due to increased activities by the Danish Medicines Agency to overcome a backlog situation and partly due to a more diverse supply strategy. GCP inspections increased due to changes in reporting.

98 Novo Nordisk Annual Report 2010

Back to Contents

Supplementary information – Notes – Consolidated non-financial statement	Consolidated non-financial statement

13 Fulfilment of action points from facilitations of the Novo Nordisk Way of Management

In 2010, 93% of all action points, based on a three-year average, were closed in a timely manner, which is consistent with 2009.

14 Supplier audits

In 2010, a total of 192 audits were conducted among suppliers, compared to 196 in 2009. Audits are categorised as either ‘Responsible sourcing audits’ or ‘Quality sourcing audits’.

Number	2010	2009	2008

Responsible sourcing audits	26	20	31
Quality sourcing audits	166	176	130

Total number of audits	192	196	161

The supplier audits in 2010 resulted in 539 non-conformities and follow-up actions were performed according to procedures.

15 Energy

In 2010, the consumption of energy was 2,234,000 GJ, which is a small decrease (0.5%) compared to 2,246,000 GJ in 2009. Reductions at the production sites outweigh increases in other areas, such as the research and development site in Denmark.

16 Water

The consumption of water decreased by 5% from 2,149,000 m3 in 2009 to 2,047,000 m3 in 2010. The decrease was mainly due to water saving efforts in diabetes care production.

17 Raw materials and packaging materials

The consumption of raw materials decreased by 18% from 79,000 tons in 2009 to 65,000 tons in 2010. The decrease was mainly due to optimisations in insulin bulk production in Kalundborg.

18 CO2 emissions

In 1,000 tons	2010	2009	2008

CO2 emissions from energy consumption	95	146	215
CO2 emissions from refrigerants	6	6	N/A
CO2 emissions from transport	57	N/A	N/A

Total CO2 emissions	158

The CO2 emissions from energy consumption related to production decreased by 35% from 146,000 tons in 2009 to 95,000 tons in 2010, mainly due to the agreement with DONG Energy on receiving certificates from the offshore wind turbine park Horns Rev 2 in Denmark, which started operating in 2009. In 2010, the wind turbines were in production the whole year.

The CO2 emissions from refrigerants remained stable at 6,000 tons in 2010 as in 2009. Novo Nordisk continues focusing on eliminating refrigerants with a high CO2 potential and continuing to improve good operations and maintenance practice for the cooling systems.

The CO2 emissions from transport in relation to distribution of products are reported for the first time this year, hence no historical data exists.

19 Wastewater

The total volume of wastewater decreased by 6% from 2,062,000 m3 in 2009 to 1,935,000 m3 in 2010, primarily due to changes in the diabetes care production. In the same period, the discharged quantity of COD decreased by 10% from 617 tons in 2009 to 555 tons in 2010.

20 Waste

In 2010, the total amount of waste decreased by 2% from 21,019 tons in 2009 to 20,565 tons in 2010. This was due to a 12% decrease in the quantity of hazardous waste. The volume of non-hazardous waste was 68% of total waste, representing an increase of 4%, whereas the recycling percentage of total waste remained stable compared to 2009.

Tons	2010	2009	2008

Non-hazardous waste	13,911	13,432	14,240

– Recycled (%)	53	57	57
– Incinerated (%) 1)	20	21	20
– Landfill (%)	7	5	6
– Special treatment (%)	20	17	17
Hazardous waste	6,654	7,587	6,106
– Recycled ethanol (%) 2)	44	40	38
– Incinerated ethanol (%) 3)	15	21	19
– Other (%)	41	39	43

Total waste	20,565	21,019	20,346

Recycling percentage of total waste	50	51	51

1)	99% with energy recovery.
2)	Ethanol recycled in eg biogas or wastewater treatment plants.
3)	Incinerated at combined heat and power plants or at plants for special treatment of hazardous waste with energy recovery.

21 Breaches of regulatory limit values

Ensuring compliance with legal environmental requirements is a high priority for Novo Nordisk. The number of breaches of regulatory limit values increased from 10 in 2009 to 18 in 2010, an increase of 80% due to different types of breaches eg noise, smell and wastewater components.

Novo Nordisk Annual Report 2010 99

Back to Contents

Supplementary information– Five years comparative figures	Summary of financial data 2006-2010 in EUR (unaudited)

Summary of financial data 2006 –2010 in EUR

EUR million	2006	2007	2008	2009	2010

Sales	5,194	5,614	6,109	6,860	8,161
Sales by business segment:
Modern insulins (insulin analogues)	1,451	1,880	2,323	2,883	3,572
Human insulins	1,804	1,687	1,583	1,520	1,588
Victoza®	–	–	–	12	311
Protein-related products	215	235	247	265	297
Oral antidiabetic products (OAD)	266	288	321	356	369

Diabetes care total	3,736	4,090	4,474	5,036	6,137
NovoSeven®	755	788	858	950	1,078
Norditropin®	444	471	518	591	645
Hormone replacement therapy	215	224	216	234	254
Other products	44	41	43	49	47

Biopharmaceuticals total	1,458	1,524	1,635	1,824	2,024

Sales by geographical segment:
North America	1,646	1,845	2,032	2,454	3,170
Europe	2,051	2,194	2,309	2,356	2,506
International Operations 1)	871	979	1,130	1,393	1,725
– of which Region China	208	271	353	476	606
Japan & Korea 1)	626	596	638	657	760

Depreciation, amortisation and impairment losses	287	404	328	343	331
Operating profit	1,223	1,200	1,660	2,005	2,537
Net financials	6	272	43	(126)	(82)
Profit before income taxes	1,229	1,472	1,703	1,879	2,455
Income taxes	364	328	409	433	521
Net profit	865	1,144	1,294	1,446	1,934

Total assets	5,994	6,401	6,792	7,356	8,237
Total current liabilities	1,362	1,427	1,739	1,802	2,521
Total non-current liabilities	592	658	627	752	757
Equity	4,040	4,316	4,426	4,802	4,959

Capital expenditure	374	304	235	353	444
Free cash flow 2)	631	1,210	1,478	1,656	2,284
Net cash flow	62	220	552	307	118

1)	As of 1 January 2010 Korea joined Japan to form Region Japan & Korea while Australia and New Zealand became part of Region International Operations. Comparatives for 2006–2009 have been restated and are comparable to the 2010 regional set-up.
2)	For definitions, please refer to p 92.
Key figures are translated into EUR as supplementary information – the translation of Income statement items is based on the average exchange rate in 2010 (EUR 1 = DKK 7.4472) and the translation of Balance sheet items is based on the exchange rate at the end of 2010 (EUR 1 = DKK 7.4544). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Group.

100 Novo Nordisk Annual Report 2010

Back to Contents

Supplementary information– Five years comparative figures	Quarterly financial figures 2009 and 2010 (unaudited)

Quarterly financial figures 2009 and 2010

		2009				2010
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	12,498	13,001	12,517	13,062	13,674	15,394	15,584	16,124
Sales by business segment:
Modern insulins (insulin analogues)	4,990	5,414	5,353	5,714	5,862	6,792	6,820	7,127
Human insulins	3,004	2,879	2,747	2,685	2,773	3,099	2,963	2,992
Victoza®	–	–	28	59	370	296	700	951
Protein-related products	484	492	491	510	503	583	567	561
Oral antidiabetic products (OAD)	691	675	650	636	645	704	736	666

Diabetes care total	9,169	9,460	9,269	9,604	10,153	11,474	11,786	12,297
NovoSeven®	1,805	1,874	1,651	1,742	1,914	2,155	1,965	1,996
Norditropin®	1,034	1,122	1,074	1,171	1,083	1,245	1,233	1,242
Hormone replacement therapy	409	435	440	460	443	450	517	482
Other products	81	110	83	85	81	70	83	107

Biopharmaceuticals total	3,329	3,541	3,248	3,458	3,521	3,920	3,798	3,827
Sales by geographical segment:
North America	4,532	4,710	4,527	4,510	5,221	5,988	6,114	6,286
Europe	4,195	4,375	4,376	4,594	4,432	4,671	4,675	4,886
International Operations 1)	2,607	2,661	2,447	2,656	2,865	3,296	3,341	3,341
– of which Region China	923	854	876	883	1,030	1,083	1,214	1,181
Japan & Korea 1)	1,164	1,255	1,167	1,302	1,156	1,439	1,454	1,611

Gross profit	9,990	10,391	9,832	10,427	10,984	12,425	12,648	13,039
Sales and distribution costs	3,844	3,837	3,502	4,237	3,984	4,364	4,573	5,274
Research and development costs	1,744	1,849	1,884	2,387	2,131	2,434	2,302	2,735
Administrative expenses	679	693	666	726	711	745	759	850
Licence fees and other operating income (net)	87	78	34	142	224	159	110	164
Operating profit	3,810	4,090	3,814	3,219	4,382	5,041	5,124	4,344
Net financials	(305)	(206)	(207)	(227)	(65)	(433)	(468)	361
Profit before income taxes	3,505	3,884	3,607	2,992	4,317	4,608	4,656	4,705
Income taxes	806	893	852	669	993	1,060	1,071	759

Net profit	2,699	2,991	2,755	2,323	3,324	3,548	3,585	3,946

Depreciation, amortisation and impairment losses	607	533	657	754	581	595	607	684

Total assets	50,205	51,246	52,589	54,742	54,155	57,048	57,162	61,402
Total equity	31,345	34,086	34,874	35,734	32,916	33,635	34,264	36,965

Financial ratios

In percentage of sales
Sales and distribution costs	30.8%	29.5%	28.0%	32.4%	29.1%	28.3%	29.3%	32.7%
Research and development costs	14.0%	14.2%	15.1%	18.3%	15.6%	15.8%	14.8%	17.0%
Administrative expenses	5.4%	5.3%	5.3%	5.6%	5.2%	4.8%	4.9%	5.3%
Gross margin 2)	79.9%	79.9%	78.5%	79.8%	80.3%	80.7%	81.2%	80.9%
Operating profit margin 2)	30.5%	31.5%	30.5%	24.6%	32.0%	32.7%	32.9%	26.9%
Equity ratio 2)	62.4%	66.5%	66.3%	65.3%	60.8%	59.0%	59.9%	60.2%

Share ratios

Basic earnings per share/ADR (in DKK)	4.44	4.96	4.62	3.95	5.66	6.07	6.21	6.87
Diluted earnings per share/ADR (in DKK)	4.41	4.91	4.58	3.92	5.61	6.02	6.15	6.82

Average number of shares outstanding (million) – basic	607.4	603.1	596.4	589.9	587.6	584.0	577.6	572.7
Average number of shares outstanding (million) – diluted	612.7	607.9	601.4	595.2	593.0	588.9	582.3	577.5

Employees

Number of full-time employees at the end of the period	27,429	27,998	28,497	28,809	29,154	29,364	29,515	30,014

1)	As of 1 January 2010 Korea joined Japan to form Region Japan & Korea while Australia and New Zealand became part of Region International Operations. Comparatives for Q1–Q4 2009 have been restated and are comparable to the 2010 regional set-up.
2)	For definitions, please refer to p 92.

Novo Nordisk Annual Report 2010 101

Back to Contents

Financial statements of the Parent company

Financial
statements of the Parent company for 2010

103	Income statement
104	Balance sheet
105	Notes to the financial statements

102 Novo Nordisk Annual Report 2010

Back to Contents

Income statement for the year ended 31 December	Financial statements of the Parent company

Income statement for the year ended 31 December

DKK million	Note	2010	2009

Sales	2	37,261	27,834
Cost of goods sold	3	11,609	9,155

Gross profit		25,652	18,679

Sales and distribution costs	3	10,196	6,932
Research and development costs	3	7,998	6,739
Administrative expenses	3, 4	1,385	1,229
Licence fees and other operating income (net)		691	433

Operating profit		6,764	4,212

Profit in subsidiaries, net of tax	10	9,475	8,170
Share of profit in associated companies, net of tax	10	1,089	(55)
Financial income	5	437	381
Financial expenses	5	1,884	1,087

Profit before income taxes		15,881	11,621

Income taxes	6	1,466	857

Net profit for the year		14,415	10,764

Proposed appropriation of net profit:
Dividends		5,700	4,400
Net revaluation reserve according to the equity method	9, 10	1,573	5,751
Retained earnings		7,142	613

		14,415	10,764

Novo Nordisk Annual Report 2010 103

Back to Contents

Balance sheet at 31 December	Financial statements of the Parent company

Balance sheet at 31 December

DKK million	Note	2010	2009

Assets
Intangible assets	7	1,083	781
Property, plant and equipment	8	14,418	14,381
Financial assets	10	19,314	17,400

Total non-current assets		34,815	32,562

Raw materials and consumables		1,231	1,100
Work in progress		4,896	6,509
Finished goods		1,551	1,492

Inventories		7,678	9,101

Trade receivables		1,388	1,081
Amounts owed by affiliates		6,748	3,889
Tax receivables		518	464
Other receivables		879	623

Receivables		9,533	6,057

Marketable securities and financial instruments		3,980	1,528

Cash at bank and in hand		11,418	10,625

Total current assets		32,609	27,311

Total assets		67,424	59,873

Equity and liabilities
Share capital		600	620
Net revaluation reserve according to the equity method		9,791	22,415
Retained earnings		26,565	12,670

Total equity	9	36,956	35,705

Deferred income tax liabilities	12	204	880
Other provisions	13	561	566

Total provisions		765	1,446

Mortgage debt		504	503
Other non-current debt		–	467

Non-current liabilities	11	504	970

Current debt and financial instruments		1,669	306
Trade payables		1,479	1,188
Amounts owed to affiliates		23,186	17,454
Tax payables		–	1
Other current liabilities		2,865	2,803

Current liabilities		29,199	21,752

Total liabilities		29,703	22,722

Total equity and liabilities		67,424	59,873

104 Novo Nordisk Annual Report 2010

Back to Contents

Notes – Financial statements	Financial statements of the Parent company

Notes to the financial statements

1 Accounting policies

The Financial statements of the Parent company have been prepared in accordance with the Danish Financial Statements Act (Class D) and other accounting regulations for companies listed on NASDAQ OMX Copenhagen.

The accounting policies for the Financial statements of the Parent company are unchanged compared to last financial year and are the same as for the Consolidated financial statements with the following additions. For a description of the accounting policies of the Group, please refer to note 1 Basis of preparation of the consolidated financial statements, pp 62–66.

Supplementary accounting policies for the Parent company

Financial assets
In the financial statements of the Parent company, Investments in subsidiaries and associated companies are recorded under the equity method, which is at the respective share of the net asset values in subsidiaries and associated companies. Any cost in excess of net assets in the acquired company is capitalised in the Parent company under Financial assets as part of investments in subsidiaries (‘Goodwill’). Amortisation of goodwill is provided under the straight-line method over a period not exceeding 20 years based on estimated useful life.

Net profit of subsidiaries less unrealised intra-Group profits is recorded in the Income statement of the Parent company.

To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries and associated companies is transferred to net revaluation reserve according to the equity method under equity.

Fair value adjustments of financial assets categorised as ‘Available for sale’ are recognised in the Parent company in the Income statement.

The profits in subsidiaries and associated companies are disclosed as profit after tax.

Tax
For Danish tax purposes, the Parent company is assessed jointly with its Danish subsidiaries. The Danish jointly-taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies.

Cash flow statement
No separate cash flow statement has been prepared for the Parent company – please refer to the Consolidated statement of cash flow on p 60.

2 Sales

DKK million	2010	2009

Sales by business segment 1)
Diabetes care total	36,943	27,513
Biopharmaceuticals total	318	321

Total sales	37,261	27,834

Sales by geographical segment 1)
Europe	12,134	10,603
North America	13,373	7,013
International Operations	8,892	6,917
– of which Region China	3,191	2,590
Japan & Korea	2,862	3,301

Total sales	37,261	27,834

Sales are attributed to geographical segment based on location of the customer.

1)	For definitions of the segments, please refer to the Consolidated financial statements, note 2, pp 67–68.

3 Employee costs
DKK million	2010	2009

Wages and salaries	5,730	6,106
Share-based payment costs	637	121
Pensions	576	541
Other contributions to social security	155	144
Other employee costs	250	275

Total employee costs	7,348	7,187

Included in the Balance sheet as change
in employee costs included in inventories	(276)	90

For information regarding remuneration to the Board of Directors and Executive Management, please refer to the ‘Remuneration report’ in section Corporate governance, remuneration and leadership, pp 46– 49 and the Consolidated financial statements note 4, p 69.

DKK million	2010	2009

Average number of full-time employees in Novo Nordisk A/S	11,052	10,910

4 Fee to statutory auditors

DKK million	2010	2009

Statutory audit	8	8
Audit-related services	4	1
Tax advisory services	7	6
Other services	–	2

Total fee to statutory auditors	19	17

5 Financial income and financial expenses

DKK million	2010	2009

Interest income relating to subsidiaries	14	24
Foreign exchange gain (net)	206	–
Other financial income	217	357

Total financial income	437	381

Interest expenses relating to subsidiaries	122	157
Foreign exchange loss (net)	–	57
Other financial expenses	1,762	873

Total financial expenses	1,884	1,087

6 Income taxes

The Parent company paid income taxes of DKK 1,838 million related to the current year (DKK 1,370 million in 2009).

Novo Nordisk Annual Report 2010 105

Back to Contents

Notes – Financial statements	Financial statements of the Parent company

7 Intangible assets

DKK million	Goodwill	Patents and licences	Other intangible assets	2010 Total	2009 Total

Cost at the beginning of the year	51	819	461	1,331	1,033
Additions during the year		148	257	405	346
Disposals during the year		(42)		(42)	(48)

Cost at the end of the year	51	925	718	1,694	1,331

Amortisation at the beginning of the year	51	232	267	550	490
Amortisation during the year		29	32	61	49
Impairment losses for the year				–	59
Amortisation reversed on disposals during the year				–	(48)

Amortisation at the end of the year	51	261	299	611	550

Carrying amount at the end of the year	–	664	419	1,083	781

8 Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	2010 Total	2009 Total

Cost at the beginning of the year	9,689	13,811	1,770	2,036	27,306	25,761
Additions during the year	112	317	64	1,405	1,898	1,722
Disposals during the year	(13)	(783)	(47)		(843)	(177)
Transfer from/(to) other items	351	705	46	(1,102)	0	0

Cost at the end of the year	10,139	14,050	1,833	2,339	28,361	27,306

Depreciation and impairment losses at the beginning of the year	3,424	8,407	1,094	–	12,925	11,249
Depreciation for the year	412	1,112	155		1,679	1,648
Impairment losses for the year	37	30	1		68	168
Depreciation reversed on disposals during the year	(10)	(675)	(44)		(729)	(140)

Depreciation and impairment losses at the end of the year	3,863	8,874	1,206	–	13,943	12,925

Carrying amount at the end of the year	6,276	5,176	627	2,339	14,418	14,381

Novo Nordisk Annual Report 2010 106

Back to Contents

Notes – Financial statements	Financial statements of the Parent company

9 Statement of changes in equity

DKK million	Share capital	Net revaluation reserve	Retained earnings	2010 Total	2009 Total

Balance at the beginning of the year	620	22,415	12,670	35,705	32,954
Adjustment to beginning balance 1)		(14,139)	14,139	0	0
Appropriated from net profit for the year			7,142	7,142	613
Proposed dividends			5,700	5,700	4,400
Appropriated from net profit for the year to net revaluation reserve		1,573	–	1,573	5,751
Effect of hedged forecast transactions transferred to the Income statement			(422)	(422)	900
Fair value adjustments for the year on cash flow hedges			(635)	(635)	352
Dividends paid			(4,400)	(4,400)	(3,650)
Share-based payments			463	463	259
Purchase of treasury shares			(9,498)	(9,498)	(6,512)
Sale of treasury shares			678	678	117
Reduction of the B share capital	(20)		20	0	0
Exchange rate adjustment of investments in subsidiaries		300		300	523
Other adjustments			350	350	(2)

Balance at the end of the year	600	10,149	26,207	36,956	35,705

1) Transfer of unrealised internal profit from previous years from net revaluation reserve to retained earnings.

Regarding average number of shares, please refer to the Consolidated financial statements, note 10, p 70.

Regarding total number of A and B shares in Novo Nordisk A/S and treasury shares, please refer to the Consolidated financial statements, note 18, p 76.

10 Financial assets

DKK million	Investments in subsidiaries	Amounts owed by affiliates	Investments in associated companies	Other securities and investments	2010 Total	2009 Total

Cost at the beginning of the year	8,201	73	616	488	9,378	9,340
Investments during the year	540	26	38	73	677	53
Divestments during the year		(11)	(356)	(165)	(532)	(15)
Transferred from associated companies to Other securities			(164)	164	0	–

Cost at the end of the year	8,741	88	134	560	9,523	9,378

Value adjustments at the beginning of the year	22,199	–	(464)	(356)	21,379	15,186
Profit/(loss) before tax	11,974		1,132		13,106	10,708
Income taxes on profit for the year	(2,417)		–		(2,417)	(2,363)
Amortisation and impairment of goodwill			(58)		(58)	(3)
Dividends received	(7,895)		(8)		(7,903)	(2,668)
Transferred from associated companies to Other securities			96	(96)	0	–
Divestments during the year			(808)		(808)	–
Effect of currency translation	1,030				1,030	478
Other adjustments	(70)		15	94	39	41

Value adjustments at the end of the year	24,821	–	(95)	(358)	24,368	21,379

Offset against amounts owed by subsidiaries
at the beginning of the year	102				102	61
Additions during the year	(102)				(102)	41

At the end of the year	0	–	–	–	0	102

Unrealised internal profit at the beginning of the year	(13,459)				(13,459)	(13,274)
Change for the year – charged to Income statement	(82)				(82)	(230)
Change for the year – charged to Other comprehensive income	(348)				(348)	–
Effect of currency translation	(688)				(688)	45

At the end of the year	(14,577)	–	–	–	(14,577)	(13,459)

Carrying amount at the end of the year	18,985	88	39	202	19,314	17,400

Carrying amount of investments in subsidiaries and associated companies does not include capitalised goodwill at the end of the year (DKK 58 million included in associated companies in 2009).

A list of companies in the Novo Nordisk Group is included in the Consolidated financial statements, note 33, pp 90–91.

Novo Nordisk Annual Report 2010 107

Back to Contents

Notes – Financial statements	Financial statements of the Parent company

11 Non-current liabilities

Non-current liabilities due after more than five years from the balance sheet date amounts to DKK 359 million (DKK 407 million in 2009).

12 Deferred income tax liabilities

DKK million	2010	2009

The deferred tax assets/liabilities are
allocated to the various balance sheet
items as follows:
Property, plant and equipment	1,233	1,217
Indirect production costs	956	1,171
Unrealised profit on intra-Group sales	(1,780)	(1,587)
Other	(205)	79

Total income tax liabilities	204	880

The deferred income tax has been calculated using a tax rate of 25%.

For a specification of deferred income tax posted directly in Other comprehensive income, please refer to the Consolidated financial statements, note 9, p 70.

13 Other provisions

DKK million	2010	2009

Non-current	401	149
Current	160	417

Total other provisions	561	566

Provisions for pending litigations are recognised as other provisions. Furthermore, as part of normal business Novo Nordisk issues credit notes for expired goods. Consequently, a provision for future returns is made, based on historical statistical product returns.

14 Commitments and contingencies

DKK million	2010	2009

Commitments
Lease commitments	865	809
Contractual obligations relating to
investments in property, plant and equipment	88	260
Guarantees given for subsidiaries	1,601	1,346
Obligations related to research and development projects	2,510	1,989
Other guarantees and commitments	3,518	1,373

Lease commitments expiring within the following periods as from the balance sheet date
Within one year
Between one and five years	402	387
After five years	306	278

Total lease commitments	865	809

The lease costs for 2010 and 2009 were
DKK 279 million and DKK 250 million, respectively.

Security for debt
Land, buildings and equipment etc.
at carrying amount	1,277	1,196

For information on pending litigation and other contingencies, please refer to the Consolidated financial statements, note 31, pp 87–88.

15 Related party transactions

For information on transactions with related parties, please refer to the Consolidated financial statements, note 32, p 89.

108 Novo Nordisk Annual Report 2010

Back to Contents

Management statement	Consolidated financial statements

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2010.

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with the International Financial Reporting Standards as endorsed by the EU. The Financial statements of the Parent company, Novo Nordisk A/S, are prepared in accordance with the Danish Financial Statements Act.

Further, the Consolidated financial statements, the Financial statements of the Parent company and Management’s Review are prepared in accordance with additional Danish disclosure requirements for listed companies.

In our opinion, the Consolidated financial statements and the Financial statements of the Parent company give a true and fair view of the financial position at 31 December 2010, the results of the Group and Parent company operations and consolidated cash flows for the financial year 2010. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the year and of the financial position of the Group and the Parent company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent company.

Novo Nordisk’s consolidated non-financial statement have been prepared in accordance with the non-financial reporting principles of materiality, inclusivity and responsiveness of AA1000APS(2008). They give a balanced and reasonable presentation of the organisation’s economic, environmental and social performance.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Bagsværd, 1 February 2011

Novo Nordisk Annual Report 2010 109

Back to Contents

Independent auditor's report

Independent Auditor’s Report on the Annual Report for 2010

To the Shareholders of Novo Nordisk A/S
We have audited the Annual Report of Novo Nordisk A/S for the financial year 2010, pp 2–92 and pp 102–109, which comprises Management Statement, Management’s review, Income Statement, Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity and Notes including accounting policies for the Group as well as for the Parent Company and Consolidated Cash Flow Statement.

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU. The Financial Statements of the Parent Company are prepared in accordance with the Danish Financial Statements Act. Moreover, the Annual Report is prepared in accordance with additional Danish disclosure requirements for listed companies.

Management’s Responsibility
Management is responsible for the preparation and fair presentation of the Consolidated Financial Statements and the Financial Statements of the Parent Company in accordance with the above legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of Consolidated Financial Statements and Financial Statements of the Parent Company that are free from material misstatement, whether due to fraud or error.

The responsibility also includes selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. Furthermore, Management is responsible for the preparation of a Management’s review that gives a true and fair account in accordance with Danish disclosure requirements for listed companies.

Auditor’s Responsibility
Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity’s preparation and fair presentation of Consolidated Financial Statements and Financial Statements of the Parent Company and to the preparation of a Management’s review that gives a true and fair account in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2010 of the Group and of the results of the Group’s operations and consolidated cash flows for the financial year 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Statements Board, and International Financial Reporting Standards as endorsed by the EU and additional Danish disclosure requirements for listed companies. Moreover, in our opinion the Annual Report gives a true and fair view of the financial position at 31 December 2010 of the Parent Company and of the results of the Parent Company’s operations for the financial year 2010 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for listed companies. Furthermore, in our opinion the Management’s review gives a true and fair account in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 1 February 2011

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

110 Novo Nordisk Annual Report 2010

Back to Contents

Independent assurance report

Independent Assurance Report on the non-financial reporting for 2010

To the Stakeholders of Novo Nordisk A/S
We have reviewed the non-financial information in the Annual Report of Novo Nordisk A/S for the financial year 2010, which comprises Management’s Statement, Management’s Review, the non-financial accounting policies and the consolidated non-financial statement on pp 2–56, 93–99 and 109.

The assurance engagement has furthermore covered the nature and extent of Novo Nordisk A/S incorporation of the AA1000 AccountAbility Principles Standard (AA1000APS(2008)) principles (inclusivity, materiality and responsiveness) with respect to stakeholder dialogue.

Criteria for the preparation of reporting on data
The non-financial information is prepared in accordance with the accounting policies described on pp 94–96.

Management’s responsibility
Novo Nordisk A/S’ Management is responsible for preparing the non-financial information, including for establishing data collection and registration, internal control systems with a view to ensuring reliable reporting, specifying acceptable reporting criteria and choosing data to be collected for intended users of the report. Also, adherence to AA1000APS(2008) and the three principles of inclusivity, materiality and responsiveness is the responsibility of Novo Nordisk A/S’ Management.

Assurance provider’s responsibility
Our responsibility is, on the basis of our work, to express a conclusion on the reliability of the non-financial information in the report. Furthermore, our responsibility is, by applying the AA1000 Assurance Standard (AA1000AS(2008)), to express a conclusion on as well as to make recommendations for the nature and extent of Novo Nordisk A/S’ adherence to the AA1000APS(2008) principles.

Our team of experts have competences in respect of assurance engagements related to non-financial information. In addition, our team have competences in assessing non-financial information and sustainability management, and thus qualify to conduct this independent assurance engagement. During 2010 we have not performed any tasks or services to Novo Nordisk A/S or other clients that would conflict with our independence, nor have we been responsible for the preparation of any part of the report; and therefore qualify as independent as defined by in AA1000AS(2008).

Scope, standards and criteria used
We have planned and performed our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000, ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’, to obtain limited assurance that the non-financial information in the Annual Report is free of material misstatements and that the information has been presented in accordance with the non-financial accounting policies. The assurance obtained is limited, as our work compared to that of an engagement with reasonable assurance has been limited to, principally, inquiries, interviews and analytical procedures related to registration and communication systems, data and underlying documentation.

Moreover, we have planned and performed our work based on the AA1000AS(2008), using the criteria in the AA1000APS(2008), to perform a Type 2 engagement and to obtain a moderate level of assurance regarding the nature and extent of Novo Nordisk A/S’ adherence to the principles of inclusivity, materiality and responsiveness.

Methodology, approach, limitation and scope of work
Based on an assessment of materiality and risk, our work included: (i) Inquiries regarding procedures and methods to ensure that non-financial reporting include data from the Group’s Business Unit operations, and that these data have been incorporated in compliance with the accounting policies. Through site visits to Bagsværd, Gentofte, Kalundborg and Montes Claros and based on requests and selected documentation, we have furthermore assessed the existing systems for data collection and registra- tion, and procedures to ensure reliable reporting; (ii) Inquiries and interviews with members of Executive Management, staff from the sustainability development department, as well as Management representing different functions in the Group, regarding Novo Nordisk A/S’ adherence to the principles of inclusivity, materiality and responsiveness, including Management’s commitment to the principles, the existence of systems and procedures to support adherence to the principles and the embedding of the principles at corporate level.

Conclusion
Based on our review, nothing has come to our attention which causes us not to believe that the non-financial performance information presented in the Annual Report 2010 (on pp 2–56, 93–99 and 109) is free of material misstatements and has been stated in accordance with the criteria mentioned.

Furthermore, nothing has come to our attention causing us to believe that Novo Nordisk A/S does not adhere to the AA1000APS(2008) principles.

Observations and recommendations
According to AA1000AS(2008), we are required to include observations and recommendations for improvements in relation to adherence to the AA1000APS(2008) principles:

Regarding inclusivity
Novo Nordisk A/S’ Management has a strong commitment to inclusivity and stakeholder engagement. Also, the Company has in place systems and processes to ensure a continuous mapping of relevant stakeholders, as well as a structured and systematic approach to ensuring the inclusion of stakeholder concerns, demands and expectations at a corporate level.

We recommend that Novo Nordisk A/S continue to work on ensuring a systematic and structured approach to the AA1000APS(2008) principles at a local level.

Regarding materiality
Novo Nordisk A/S’ Management systematically takes the principle of materiality into consideration when making decisions regarding sustainability at management level. Also, the Company has in place a number of relevant senior management level governance bodies to discuss, evaluate and determine the materiality of sustainability issues on ongoing basis.

We recommend that the process and criteria applied to assess materiality of non-financial issues is formalised and documented to ensure a consistent process.

Regarding responsiveness
Novo Nordisk A/S is committed to being responsive to stakeholders as is evident from the wide range of media, forums and communication chan- nels used by Novo Nordisk A/S to communicate on sustainability issues.

With respect to responsiveness we have no comments.

Bagsværd, 1 February, 2011

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Novo Nordisk Annual Report 2010 111

Back to Contents

Additional information

Index

In addition to the information reported in this integrated annual report, we report information for specific stakeholder groups at annualreport2010.novonordisk.com. To help you find information, this index is arranged with the categories used online. An explanation of where you can find information reported in accordance with voluntary reporting standards is also included below.

Topic	Page(s) in this report	Global Reporting Initiative Indicator	UN Global Compact Principle (P) and Advanced Criteria (C)

Performance

Triple Bottom Line Performance	9-10, 15, 21, 93		C1

Financial performance	6–9, 14, 58–61, 100–101	SO7	C7

Social performance	9–10, 15, 93, 97–99		C1, C7, C9–12

Environmental performance	4, 9–10, 15, 93, 99	EN1, EN3, EN4, EN8, EN16, EN20–23	P8, C7, C9–12

Long-term targets	12–15		C7

Social

Access to health	5, 9, 31–32, 38, 96	EC8	C3, C5, C6, C9–12

Safety and quality	98	PR1–4

Support and advocacy	31–34, 37		C5, C9–12

Clinical research	97	PR3	P10

People	97	EC7, LA11–12	P6

Diversity	19–20, 97	LA13

Talent and leadership development	19	LA12	P6

NovoHealth	34	LA8	P6

Wages and benefits	46–49, 69	EC5, LA3–4, LA12	P3, P6

Workplace statistics	97

Health and safety	10, 93, 98	LA7	P6

Business ethics	10, 19, 98	SO2–3, PR6–7	P10, C13–16

Socioeconomics	98	EC1, EC9

Ethics in research	39

Animal welfare	97

Gene technology	–

Stem cell research	18

Human rights	31	HR1–9, SO5	P1–6, P10, C3, C9–12

Supply chain	10, 44, 93, 99	EC6, HR1–2	P1–6, C4, C9–12, C13–16

Tax contribution	8, 14, 45, 58–61, 70, 77

Donations	9, 32, 35, 38, 87, 89, 93, 96		C3

Employee volunteering	–

Environmental

Environmental strategy	10	EN13, EN30	P8

Limiting our footprint	10, 99

Climate action	10, 99	EN5, EN7, EN18	P8, P9

Product stewardship	–	EN26	P7–9

Governance

Novo Nordisk Way	23		C5, C13–16

Corporate governance	40–42		C2, C6

Risk management	43–45		C1, C4, C7

Stakeholders & reporting

Stakeholder engagement	21, 31–35, 37–38

Public affairs	32–35, 37–38	SO5–6	P10, C3

Partnerships	21, 32, 34

Memberships	–

Awards and recognition	–

About our reporting	62–66, 94–96

Integrated reporting	1, 94

Audit and assurance	42, 110–111		C8

Online report archive	–

112 Novo Nordisk Annual Report 2010

Back to Contents

Additional information

Our products

This report makes reference to European product trade names. The list below provides an overview of European trade names with accompanying generic names. Trade and generic names may differ in other markets.

Therapeutic area	Trade name	Generic name

Diabetes care

Modern insulins	Levemir®	Insulin detemir

	NovoRapid®	Insulin aspart

	NovoMix® 30	Biphasic insulin aspart

	NovoMix® 50	Biphasic insulin aspart

	NovoMix® 70	Biphasic insulin aspart

Glucagon-Like Peptide-1	Victoza®	Liraglutide

Human insulins	Insulatard®	Insulin human

	Actrapid®	Insulin human

	Mixtard® 30	Insulin human

Diabetes devices	FlexPen®	Prefilled insulin delivery system

	NovoPen® 4	Durable insulin delivery system

	NovoPen Echo®	Durable insulin delivery system

	InnoLet®	Prefilled insulin delivery system

	NovoFine®	Needle

	NovoTwist®	Needle

	GlucaGen®	Glucagon

Oral antidiabetic agents	NovoNorm®	Repaglinide

	PrandiMet®	Repaglinide/metformin

Biopharmaceuticals

Haemostasis	NovoSeven®	Recombinant factor VIIa

Human growth hormone	Norditropin®	Somatropin (rDNA origin)

	Norditropin® FlexPro®	Prefilled multidose delivery system

	NordiFlex™	Prefilled multidose delivery system

	NordiFlex PenMate®	Automatic needle insertion accessory

	NordiPen®	Prefilled multidose delivery system

	NordiPenMate®	Prefilled multidose delivery system

	NordiLet®	Prefilled multidose delivery system

Hormone replacement therapy	Activelle®	Estradiol/norethisterone acetate

	Estrofem®	Estradiol

	Novofem®	Estradiol/norethisterone acetate

	Vagifem®	Estradiol hemihydrate

Market share data on pp 7 and 26–27 is from IMS Health, IMS MIDAS Customized Insights (November 2010). Market definition for retail: Argentina, Australia, Austria, Belgium, Brazil, Bulgaria, Canada, Czech, Denmark, Egypt, Estonia, France, Finland, Germany, Greece, Hungary, India, Ireland, Italy, Japan, Korea, Latvia, Lithuania, Luxembourg, Mexico, Netherlands, New Zealand, Norway, Poland, Portugal, Romania, Saudi Arabia, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Turkey, UK and US. Market definition for hospitals: Australia, Bulgaria, Canada, China, Czech, Denmark, Germany, Hungary, Italy, Japan, Latvia, Lithuania, New Zealand, Norway, Poland, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, UK and US.

Novo Nordisk Annual Report 2010 113

Back to Contents

Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark
Tel +45 4444 8888
webmaster@novonordisk.com

Transfer agents
Shareholders’ enquiries concerning
dividend payments, transfer of
share certificates, consolidation of
shareholder accounts and tracking
of lost shares should be addressed
to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase & Co
PO Box 64504
St Paul, MN 55164-0504
USA
Tel +1 800 990 1135
Tel +1 651 453 2128

CVR number 24 25 67 90

novonordisk.com

Reaching for the stars
Liu Hong-yu, a Novo Nordisk scientist with diabetes, has always aimed high. As a child, he dreamed of being an astronaut and flying the 41.5 trillion kilometres to Alpha Centauri, the closest star to our solar system. Now, his aim is to cure chronic conditions.

As director of a newly established pilot project, Hong-yu, together with eight colleagues, is responsible for the process optimisation, scale up and production of proteins for preclinical testing. Departments within the research and development centre rely on his team’s work to test hypotheses, validate concepts and discover new targets. Though the search can be frustrating, with nearly nine out of 10 searches ending in failure, Hong-yu remains enthusiastic about finding new options to improve treatment.

An annual check-up in 2000 revealed Hong-yu had diabetes, which doctors initially believed was type 2. When oral medications proved ineffective, more blood work was done. The results showed that he had latent autoimmune diabetes in adults, a rare form of diabetes called type 1.5.

Hong-yu manages his diabetes with a combination of exercise, diet and insulin. The most difficult change has been reducing his time on the basketball court, a precaution to avoid overexertion, which can impact blood glucose levels.

On the cover, Hong-yu is pictured with his son Centauri, named after the star Hong-yu dreamed of reaching as a child.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 14, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer